Filed Pursuant to Rule 424(b)(4)
File No. 333-191601

Subject to Completion

Preliminary Prospectus dated November 4, 2013

PROSPECTUS

7,143,000 Shares

Common Stock

This is the initial public offering of Tandem Diabetes Care, Inc. We are selling 7,143,000 shares of our common stock.

We expect the public offering price to be between $13.00 and $15.00 per share. Currently, no public market exists for the shares. We have applied to list our common stock on the NASDAQ Global Market under the symbol “TNDM”.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. For additional information, see “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

Public offering price Underwriting discount(1) Proceeds, before expenses, to us	PerShare $ $	$	Total $ $	$

(1) We refer you to “Underwriting” beginning on page 137 for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional 1,071,450 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about , 2013.

BofA Merrill Lynch Piper Jaffray
Deutsche Bank Securities Stifel

The date of this prospectus is , 2013

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange
Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

t:slim®

Insulin Pump

10:20 AM
September 30, 2013
BOLUS
OPTIONS
INSULIN ON BOARD (IOB)

(Actual Size)

TANDEM® DIABETES CARE

t:slim Insulin Pump (Actual Size) TANDEM® DIABETES CARE

t:slim
INSULIN PUMP
10:20 AM
BOLUS
OPTIONS

t:slim®

Insulin Pump

BATTERY
100%
10:20 AM
September 30, 2013
INSULIN
BOLUS
Time Remaining
1:09 hrs

10:20
September

t:slim INSULIN PUMP Color Touch Screen Rechargeable Battery Micro-Delivery™Technology Watertight 300-Unit Cartridge Micro USB Connectivity 10:20 AM September 30, 2013

CLOUD BASED
REPORTING

t:connect®

Diabetes Management Application

Dashboard
Feb 5 - 11, 2013
My Notifications
Highest
Average
Lowest
313
158
55
INSULIN
239 u

CLOUD BASED REPORTING t:connect Diabetes Management Application

In considering whether to purchase shares of common stock in this offering, you should rely only on the information contained in this prospectus and any free writing prospectus we file with the Securities and Exchange Commission, or SEC. We and the underwriters have not authorized anyone to provide any information different from that contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant made to you or for your benefit. Moreover, such representations, warranties or covenants were accurate only as of the date they were made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

TRADEMARKS

Our trademark portfolio contains seven pending U.S. trademark applications and seven pending foreign trademark applications, as well as 13 trademark registrations, including four U.S. trademark registrations and nine foreign trademark registrations. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

i

INVESTORS OUTSIDE THE UNITED STATES

Neither we nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of our common stock and the distribution of this prospectus outside of the United States.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” beginning on page 12 of this prospectus.

ii

PROSPECTUS SUMMARY

This prospectus summary discusses the key aspects of the offering and highlights certain information appearing elsewhere in this prospectus. However, as this is a summary, it does not contain all of the information that you should consider before making a decision to invest in our common stock. You are encouraged to carefully read this entire prospectus, including the information provided under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, before investing in our common stock.

Unless otherwise stated in this prospectus, references to “Tandem,” “we,” “us,” “our” or “the Company” refer to Tandem Diabetes Care, Inc.

Overview

We are a medical device company with an innovative approach to the design, development and commercialization of products for people with insulin-dependent diabetes. We designed and commercialized our flagship product, the t:slim Insulin Delivery System, or t:slim, based on our proprietary technology platform and unique consumer-focused approach. Our technology platform features our patented Micro-Delivery Technology, a miniaturized pumping mechanism which draws insulin from a flexible bag within the pump’s cartridge rather than relying on a syringe and plunger mechanism. It also features an easy-to-navigate software architecture, a vivid color touchscreen and a micro-USB connection that supports both a rechargeable battery and t:connect, our data management application. Our innovative approach to product design and development is also consumer-focused and based on our extensive market research as we believe the user is the primary decision maker when purchasing an insulin pump. We also apply the science of human factors to our design and development process, which seeks to optimize our devices to the intended users, allowing users to successfully operate the devices in their intended environment. Leveraging our technology platform and consumer-focused approach, we develop products to address unmet needs of people in all segments of the large and growing insulin-dependent diabetes market.

We developed t:slim to offer the specific features that people with insulin-dependent diabetes seek in a next-generation insulin pump. We designed it to have the look and feel of a modern consumer electronic device, such as a smartphone. It is the first and only insulin pump to feature a high resolution, color touchscreen. It is also the slimmest and smallest durable insulin pump currently on the market, and can easily and discreetly fit into a pocket, while still carrying a cartridge with 300 units of insulin. The touchscreen and intuitive software architecture make it easy to use, learn and teach, and to update the software without requiring any hardware changes.

Close Concerns, Inc., an independent consulting and publishing company that provides diabetes advisory services, or Close Concerns, estimates that there are approximately 1.5 million people with type 1 diabetes in the United States and 4.5 million people with type 2 diabetes in the United States who require daily administration of insulin. Our target market consists of these approximately 6.0 million people in the United States who are insulin-dependent.

The U.S. Food and Drug Administration, or FDA, cleared t:slim in November 2011, making it one of the first insulin pumps to be cleared under the FDA’s Infusion Pump Improvement Initiative. This initiative is intended to foster the development of safer, more effective infusion pumps and support the safe use of these devices.

We commenced commercial sales of t:slim in the United States in the third quarter of 2012. For the year ended December 31, 2012, our sales were $2.5 million, and for the nine months ended September 30, 2013, our sales were $18.8 million. For the year ended December 31, 2012, our net loss was $33.0 million, and for the nine months ended September 30, 2013, our net loss was $39.5 million. Our accumulated deficit as of September 30, 2013 was $145.6 million. Since the launch of t:slim, the number of units shipped has increased each quarter, and we have shipped approximately 5,100 pumps as of September 30, 2013.

We believe we have an opportunity to rapidly increase sales by expanding our sales and marketing infrastructure, which will allow us to engage with more potential customers, their caregivers and healthcare providers to promote t:slim, and by continuing to provide strong customer support. By demonstrating the benefits of t:slim and the product and technology shortcomings of existing insulin therapies, we believe more people will choose t:slim for their insulin pump therapy needs, allowing us to further penetrate and expand the market. As of September 30, 2013, a significant percentage of our customers had converted from multiple daily injection to t:slim for their insulin therapy.

Our headquarters and our manufacturing facility are located in San Diego, California and we employed 307 people as of September 30, 2013.

The Market

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused when the pancreas does not produce enough insulin or the body cannot effectively use the insulin it produces. Insulin is a life-sustaining hormone that allows cells in the body to absorb glucose from blood and convert it to energy. As a result, a person with diabetes cannot utilize the glucose properly and it continues to accumulate in the blood. If not closely monitored and properly treated, diabetes can lead to serious medical complications, including damage to various tissues and organs, seizures, coma and death.

The International Diabetes Federation, or IDF, estimates that in 2012 more than 371 million people had diabetes worldwide and that by 2030, this will increase to 552 million people worldwide. According to the American Diabetes Association, or ADA, in 2012 approximately 22.3 million people in the United States had diabetes.

According to Close Concerns, approximately 6.0 million people require daily administration of insulin in the United States, including approximately 1.5 million people with type 1 diabetes and approximately 4.5 million people with type 2 diabetes who are insulin-dependent, which represents our target market. Throughout this prospectus, we refer to people with type 1 diabetes and people with type 2 diabetes who are insulin-dependent as people with insulin-dependent diabetes.

There are two primary therapies practiced by people with insulin-dependent diabetes, insulin injections and insulin pumps, each of which is designed to supplement or replace the insulin-producing function of the pancreas. Insulin injections are often referred to as multiple daily injection, or MDI, and involve the use of syringes or insulin pens to inject insulin into the person’s body. Insulin pumps are used to perform what is often referred to as continuous subcutaneous insulin infusion, or insulin pump therapy, and typically use a programmable device and an infusion set to administer insulin into the person’s body.

According to Close Concerns, more than 400,000 people with type 1 diabetes in the United States use an insulin pump, or approximately 27% of the type 1 diabetes population. In addition, approximately 75,000 people with type 2 diabetes in the United States use an insulin pump, or less than 2% of the type 2 diabetes population who are insulin-dependent. Close Concerns also estimates that there are approximately 25,000 people in the United States who begin using insulin pump therapy each year, representing a 5% annual increase in pump use. In 2012, the U.S. insulin pump market was approximately $1.2 billion.

We believe that the distinct advantages and increased awareness of insulin pump therapy as compared to other available insulin therapies will continue to generate demand for insulin pump devices and pump-related supplies. We also believe that the adoption of insulin pump therapy would be even greater if not for the significant and fundamental perceived shortcomings of durable insulin pumps currently available, which we refer to as traditional pumps.

The Opportunity

Based on our market research and statistical analysis, we believe that the limited adoption of insulin pump therapy by people with insulin-dependent diabetes is largely due to the shortcomings of traditional pumps currently available. These shortcomings include:

Antiquated style. While consumer electronic devices have rapidly evolved in form and function over the past decade, traditional pumps have not achieved similar advances. Our market research has shown that traditional insulin pump users frequently report being embarrassed by the style of their traditional pump.

Bulky size. Our market research has shown that consumers view traditional pumps as large, bulky and inconvenient to carry or wear, especially when compared to modern consumer electronic devices, such as smartphones. The size of the pump further contributes to users being embarrassed by the pump.

Difficult to learn and teach. Traditional pumps often rely on complicated and outdated technology and are not intuitive to operate. Our research has shown that it can take several days to competently learn how to use traditional pumps, leading to frustration, frequent mistakes and additional training, each of which may discourage adoption.

Complicated to use. Traditional pumps are designed with linear software menus, which require the user to follow display screens sequentially, limiting their ability to access information within workflows or easily return to the starting point. Our research has shown that the complicated nature of the process can lead to confusion and fear of making mistakes with the pump.

Pump mechanism limitations. Traditional pumps utilize a syringe and plunger mechanism to deliver insulin limiting the ability to reduce the size of the pump. Our research has also shown that the fear of adverse health events due to technical malfunction related to traditional pump mechanism limitations deters the adoption of insulin pump therapy.

We believe that these shortcomings of traditional pumps have greatly limited the adoption of pump therapy. By addressing these issues, there is a meaningful opportunity to not only address the concerns and unmet needs of traditional insulin pump users, but also to motivate eligible MDI users to adopt pump therapy.

Our Solution

We developed our proprietary technology platform using a consumer-focused approach by first utilizing extensive market research to ascertain what consumers want, and then designing products to meet those specific consumer demands, as we believe the user is the primary decision maker when purchasing an insulin pump. Our development process then applies the science of human factors, which optimizes a device or system to the intended user through iterative useability and design refinement. This multi-step approach has resulted in products that provide users with the distinct product features they seek and in a manner that makes the features usable. We believe this approach is fundamentally different from the approach applied to the traditional medical device development process, which often does not involve seeking out specific consumer feedback in advance or applying the science of human factors to optimize the design of a product.

Our products, technology platform and consumer-focused approach are intended to address the unmet needs of traditional insulin pump users and the concerns that have discouraged pump-eligible MDI users from adopting pump therapy. Specifically, our solution addresses the shortcomings of traditional pumps identified through our market research. Our solution includes:

Contemporary style. We designed our flagship product, t:slim, to have the look and feel of a modern consumer electronic device, such as a smartphone. Relying on significant consumer input and feedback during the development process, we believe t:slim’s aesthetically-pleasing, modern design addresses the embarrassing appearance-related concerns of insulin pump users.

Compact size. t:slim is the slimmest and smallest durable insulin pump on the market. With its narrow profile, which is similar to many smartphones, t:slim can easily and discreetly fit into a pocket. Based on extensive consumer input during development, we believe t:slim addresses both the embarrassment and functionality concerns related to the size and inconvenience of carrying a traditional pump.

Easy to learn and teach. Our technology platform allows for the use of a vivid touchscreen and easy-to-navigate software architecture, which provide users simple access to the key functions of t:slim directly from the Home Screen. Insulin pump users can quickly learn how to efficiently navigate t:slim’s software, thereby enabling healthcare providers to spend less time teaching a person how to use the pump and more time improving management of their diabetes.

Intuitive to use. Similar to what is found in modern consumer electronic devices, the embedded software displayed on our vivid touchscreen features intuitive and commonly interpreted colors, language, icons and feedback. Our software also features numerous shortcuts, including a simple way to return to the Home Screen and view critical information for therapy management. We believe these features will allow users to more efficiently manage their diabetes without fear or frustration.

Next generation pump mechanism. Our Micro-Delivery Technology is unique compared to traditional pumps. Our technology is specifically designed to help prevent the unintentional delivery of insulin and reduce fear associated with using a pump. Our technology also allows us to reduce the size of the device as compared to traditional pumps and is capable of delivering the smallest increment of insulin to users of any pump currently available.

We believe our technology platform will allow our products to further penetrate and expand the insulin pump therapy market by addressing the specific product and technology limitations that have been raised by people with diabetes, their caregivers and healthcare providers through our market research and iterative human factors based design process. We also believe our product platform provides us with the opportunity to address unmet needs in the insulin-dependent diabetes market related to limitations with current devices, including with respect to increased insulin volume capacity, integrated continuous glucose monitoring, or CGM, solutions, further device miniaturization and multiple hormone delivery capabilities.

t:slim Insulin Delivery System

The t:slim Insulin Delivery System is comprised of the t:slim pump, its disposable cartridge and an infusion set. t:slim’s vivid, full color touchscreen is made of high-grade, shatter-resistant glass and provides users the ability to enter commands directly, rather than scrolling through a list of numbers and screens. We designed the streamlined, user-friendly interface to facilitate rapid access to the features people use most. The interface also includes an options menu that provides quick and intuitive navigation to key insulin management features, pump settings, cartridge loading and use history. t:slim also features a Home Screen button that immediately returns the user to the Home Screen, which displays important administrative features.

Our Strategy

Our goal is to significantly expand and further penetrate the insulin-dependent diabetes market and become the leading provider of insulin pump therapy. We intend to pursue the following business strategies:

Advance our platform of innovative, consumer-focused products to address the unmet needs of people in all segments of the insulin-dependent diabetes market. We believe that our proprietary technology platform allows us to provide the most sophisticated and intuitive insulin pump therapy products on the market. We intend to leverage this platform to expand our product offerings to address people in all segments of the large and growing insulin-dependent diabetes market.

Invest in our consumer-focused approach. We believe that our consumer-focused approach to product design, marketing and customer care is a key differentiator. This approach allows us to add the product features most requested by people with insulin-dependent diabetes, thereby affording the consumer the opportunity to more efficiently manage their diabetes. We will continue to apply the science of human factors throughout the design, development and continuous improvement of our products to optimize our product for intended users.

Promote awareness of our products to consumers, their caregivers and healthcare providers. Our products were specifically designed to address the shortcomings of currently available technologies that have limited the adoption of insulin pump therapy. By promoting awareness of our products, we believe that we will attract users of other pump therapies and MDI to our products.

Expand our sales and marketing infrastructure to drive adoption of our products. Our sales and marketing infrastructure is scalable, and we will continue to invest in the expansion of this infrastructure to increase our access to people with diabetes, their caregivers and healthcare providers. We believe that investment in our sales and marketing infrastructure will drive continued adoption of our products and significantly increase our revenues.

Broaden third-party payor coverage for our products in the United States. We believe that third-party reimbursement is an important determinant in driving consumer adoption. We intend to intensify our efforts to encourage third-party payors to establish reimbursement for t:slim as we expand our sales and marketing infrastructure.

Leverage our manufacturing operations to achieve cost and production efficiencies. We manufacture our products at our headquarters in San Diego, California. We utilize a semi-automated manufacturing process for our pump products and a fully-automated manufacturing process for our disposable cartridges. We intend to reduce our product costs and drive operational efficiencies by leveraging this scalable, flexible manufacturing infrastructure.

Selected Risk Factors

Our business is subject to numerous risks and uncertainties of which you should be aware before you decide to invest in our common stock. These risks may prevent us from achieving our business objectives, and may adversely affect our business, financial condition, results of operations and prospects. These risks are discussed in greater detail in the section entitled “Risk Factors” beginning on page 12 of this prospectus. Some of these risks include:

•	We have incurred significant operating losses since inception and cannot assure that we will achieve profitability;

•

We currently rely on sales of t:slim to generate a significant portion of our revenue, and any factors that negatively impact sales of this product may adversely affect our business, financial condition and operating results;

•

The failure of t:slim to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition and operating results to be materially and adversely affected;

•	Failure to secure or retain adequate coverage or reimbursement for t:slim by third-party payors could adversely affect our business, financial condition and operating results;

•

We operate in a very competitive industry and if we fail to compete successfully against our existing or potential competitors, many of whom have greater resources than we have, our sales and operating results may be negatively affected;

•	Competitive products or other technological breakthroughs for the monitoring, treatment or prevention of diabetes or technological developments may render our products obsolete or less desirable;

•	If we are unable to expand our sales, marketing and clinical infrastructure, we may fail to increase our sales to meet our forecasts;

•

Our sales and marketing efforts are dependent on independent distributors who are free to market products that are competitive with t:slim. If we are unable to maintain or expand our network of independent distributors, our sales may be negatively affected;

•	We have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets;

•	Manufacturing risks may adversely affect our ability to manufacture products and could reduce our gross margins and negatively affect our operating results;

•	Our ability to protect our intellectual property and proprietary technology is uncertain; and

•	Our products and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements would cause our business to suffer.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we are permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years subsequent to the effective date of this registration statement or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from our competitors that are public companies, or other public companies in which you have made an investment.

Corporate Information

We were incorporated in Colorado in January 2006 and reincorporated in Delaware in January 2008. Our principal executive offices are located at 11045 Roselle Street, San Diego, California 92121. The telephone number of our principal executive office is (858) 366-6900. Our website is www.tandemdiabetes.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase our common stock.

The Offering

Issuer:	Tandem Diabetes Care, Inc.

Common Stock offered by us:	8,000,000 shares

Common Stock to be outstanding immediately after this offering:	21,378,095 shares

Option to purchase additional shares:	The underwriters have an option to purchase a maximum of 1,200,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds:	We estimate that we will receive net proceeds from this offering of approximately $108.7 million, or $125.4 million if the underwriters fully exercise their option to purchase additional shares, based on an initial public offering price of $15.00, and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to expand our sales and marketing infrastructure, to fund research and development activities, to expand and support our manufacturing capabilities, and for working capital and other general corporate purposes. For additional information, see “Use of Proceeds.”

Risk factors:	Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ symbol:	“TNDM”

The number of shares of our common stock to be outstanding after this offering is based upon shares of common stock outstanding as of September 30, 2013, and excludes:

•	271,834 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2013, at a weighted average exercise price of $0.02 per share;

•

2,390,586 shares of preferred stock issuable upon exercise of outstanding warrants as of September 30, 2013, at a weighted-average exercise price of $4.40 per share, which will be converted into warrants to purchase an aggregate of 1,426,646 shares of our common stock, at a weighted average exercise price of $7.37 per share, upon closing of this offering;

•

2,470,708 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock under our 2006 Stock Incentive Plan, or the 2006 Plan, as of September 30, 2013, at a weighted average exercise price of $2.39 per share (of which options to acquire 483,228 shares of common stock are vested as of September 30, 2013);

•	4,809,000 shares of common stock reserved for future grant or issuance under our 2013 Stock Incentive Plan, or the 2013 Plan, which will become effective in connection with this offering;

•	556,000 shares of common stock reserved for future grant or issuance under the 2013 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering; and

•	shares subject to the underwriters’ option to purchase 1,200,000 additional shares.

Except as otherwise indicated, the information in this prospectus assumes:

•	the sale of all shares of common stock offered by this prospectus other than the shares subject to the underwriters’ option to purchase additional shares;

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

•	a 1 for 1.6756 reverse stock split of our common stock to be effected prior to this offering;

•	the automatic conversion upon the closing of this offering of all shares of our preferred stock to 13,148,450 shares of our common stock;

•	the termination of rights to repurchase 12,433 shares of restricted common stock;

•

the automatic conversion upon the closing of this offering of all warrants to purchase shares of preferred stock into warrants to purchase an aggregate of 1,426,646 shares of our common stock at a weighted average exercise price of $7.37 per share; and

•	no options, warrants or shares of common stock were issued after September 30, 2013 and no outstanding options or warrants were exercised after September 30, 2013.

Summary Financial Data

The following table sets forth our summary financial data for the periods indicated. We derived the summary financial data presented below for the years ended December 31, 2011 and 2012 from our audited financial statements included elsewhere in this prospectus. We derived the summary financial data presented below as of September 30, 2013 and for the nine months ended September 30, 2012 and 2013 from our unaudited financial statements included elsewhere in this prospectus.

The following summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, the information included under the headings “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of future operating results and our interim results are not necessarily indicative of results for a full year.

Statement of Operations Data:

	Years Ended December 31,		Nine Months Ended September 30,
(in thousands, except share and per share data)	2011	2012	2012	2013
			(Unaudited)
Sales	$—	$2,475	$218	$18,762
Cost of Sales	—	3,823	1,119	13,783

Gross profit	—	(1,348)	(901)	4,979
Operating expenses:
Selling, general and administrative	15,951	22,691	16,727	30,217
Research and development	8,261	9,009	7,019	7,733

Total operating expense	24,212	31,700	23,746	37,950
Operating loss	(24,212)	(33,048)	(24,647)	(32,971)
Total other income (expense), net	(1,298)	33	186	(6,554)

Net loss and comprehensive loss	$(25,510)	$(33,015)	$(24,461)	$(39,525)

Net loss per share, basic and diluted—as restated for the years ended December 31, 2011 and 2012:	$(149.87)	$(175.88)	$(133.97)	$(187.33)

Weighted average shares used to compute basic and diluted net loss per share—as restated for the years ended December 31, 2011 and 2012:	170,208	187,716	182,586	210,996

Pro forma net loss per share, basic and diluted (unaudited):(1)		$(5.99)		$(3.15)

Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited):(1)		5,213,504		12,542,462

(1)	The calculations for the unaudited pro forma net loss per share, basic and diluted, assume the conversion of all our outstanding shares of preferred stock and the termination of rights to repurchase shares of restricted common stock, as well as the conversion of convertible notes payable outstanding in 2012. Shares of common stock to be issued in this offering are excluded from this pro forma calculation.

Balance Sheet Data:

(in thousands)	As of September 30, 2013
	Actual	Pro Forma(2)	Pro Forma as Adjusted(3)
	(Unaudited)
Cash and cash equivalents	$15,550	$15,550	$124,843
Working capital	13,816	19,202	129,623
Property and equipment, net	9,595	9,595	9,595
Total assets	48,573	48,573	156,102
Notes payable	29,348	29,348	29,348
Convertible preferred stock	140,629	—	—
Total stockholders’ (deficit) equity	(143,439)	2,576	111,233

(2)	Pro forma amounts assume (i) the conversion of 13,148,450 shares of preferred stock into shares of our common stock; (ii) the conversion of outstanding warrants to purchase shares of preferred stock into warrants to purchase shares of common stock and the resultant reclassification of our warrant liability to stockholders’ (deficit) equity; and (iii) the termination of rights to repurchase shares of restricted common stock and the resultant reclassification of our liability to stockholders’ (deficit) equity.
(3)	Pro forma as adjusted reflects the pro forma adjustments in note (2) above, as well as the sale of 8,000,000 shares of our common stock in this offering at the initial public offering price of $15.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves risks. You should consider carefully the risks described below, together with all of the other information included in this prospectus, before investing in our common stock. If any of the following risks actually occur, our business, financial condition, operating results and prospects could suffer. In that case, the trading price of our common stock may decline and you might lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, financial condition, operating results and prospects. Certain statements below are forward-looking statements. For additional information, see the information included under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business and our Industry

We have incurred significant operating losses since inception and cannot assure you that we will achieve profitability.

Since our inception in January 2006 we have incurred a significant net loss. As of December 31, 2012, we had an accumulated deficit of $106.1 million, and as of September 30, 2013, we had an accumulated deficit of $145.6 million. To date, we have financed our operations primarily through sales of our preferred stock, a debt financing with Capital Royalty Partners, and limited sales of our products. We have devoted substantially all of our resources to the research and development of our products, the commercial launch of our products, the development of a sales and marketing team and the assembly of a management team to manage our business.

We began commercial sales of t:slim in the third quarter of 2012. Beginning in the first quarter of 2013, we have been able to manufacture and sell t:slim at a cost and in volumes sufficient to allow us to achieve a positive gross margin. For the nine months ended September 30, 2013, our gross profit was $5.0 million. However, although we have achieved a positive gross margin, we still operate at a substantial net loss and expect that we will continue to do so for at least the next several years.

To implement our business strategy we need to, among other things, grow our sales and marketing infrastructure to increase sales of our products, fund ongoing research and development activities, expand our manufacturing capabilities, and obtain regulatory clearance or approval to commercialize our products currently under development. We expect our expenses to increase significantly as we pursue these objectives. The extent of our future operating losses and the timing of profitability are highly uncertain, especially given that we only recently began to commercialize t:slim, which makes forecasting our sales more difficult. Any additional operating losses will have an adverse effect on our stockholders’ equity, and we cannot assure you that we will ever be able to achieve or sustain profitability.

We currently rely on sales of t:slim to generate a significant portion of our revenue, and any factors that negatively impact sales of this product may adversely affect our business, financial condition and operating results.

Our primary revenue-generating commercial product is t:slim, which we introduced to the market in the third quarter of 2012. We expect to continue to derive a significant portion of our revenue from the sale of t:slim and pump-related supplies. Accordingly, our ability to generate revenue is highly dependent on our ability to market and sell t:slim.

Sales of t:slim may be negatively impacted by many factors, including:

•	problems arising from the expansion of our manufacturing capabilities, or destruction, loss, or temporary shutdown of our manufacturing facility;

•	changes in reimbursement rates or policies relating to t:slim or similar products or technologies by third-party payors;

•	our inability to enter into contracts with third-party payors on a timely basis and on acceptable terms;

•	claims that t:slim, or any component thereof, infringes on patent rights or other intellectual property rights of third-parties; and

•	adverse regulatory or legal actions relating to t:slim or similar products or technologies;

Because we currently rely on a single product to generate a significant portion of our revenue, any factors that negatively impact sales of this product, or result in sales of this product increasing at a lower rate than expected, could adversely affect our business, financial condition and operating results.

The failure of t:slim to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition and operating results to be materially and adversely affected.

Our current business strategy is highly dependent on t:slim achieving and maintaining market acceptance. In order for us to sell t:slim to people with insulin-dependent diabetes, we must convince them, their caregivers and healthcare providers that it is an attractive alternative to competitive products for the treatment of diabetes, including traditional insulin pump products and MDI therapies, as well as alternative insulin treatment methodologies. Market acceptance and adoption of t:slim depends on educating people with diabetes, as well as their caregivers and healthcare providers, as to the distinct features, ease-of-use, positive lifestyle impact, and other perceived benefits of t:slim as compared to competitive products. If we are not successful in convincing existing and potential customers of the benefits of t:slim, or if we are not able to achieve the support of caregivers and healthcare providers for t:slim, our sales may decline or we may fail to increase our sales in line with our forecasts.

Achieving and maintaining market acceptance of t:slim could be negatively impacted by many factors, including:

•

the failure of t:slim to achieve wide acceptance among people with insulin-dependent diabetes, their caregivers, insulin-prescribing healthcare providers, third-party payors and key opinion leaders in the diabetes treatment community;

•	lack of evidence supporting the safety, ease-of-use or other perceived benefits of t:slim over competitive products or other currently available insulin treatment methodologies;

•	perceived risks associated with the use of t:slim or similar products or technologies generally;

•	the introduction of competitive products and the rate of acceptance of those products as compared to t:slim; and

•	results of clinical studies relating to t:slim or similar competitive products.

In addition, t:slim may be perceived by people with insulin-dependent diabetes, their caregivers or healthcare providers to be more complicated or less effective than traditional insulin therapies, including MDI, and people may be unwilling to change their current treatment regimens. Moreover, we believe that healthcare providers tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third party reimbursement. Accordingly, healthcare providers may not recommend t:slim until there is sufficient evidence to convince them to alter the treatment methods they typically recommend, such as receiving recommendations from prominent healthcare providers or other key opinion leaders in the diabetes treatment community that our products are effective in providing insulin therapy.

If t:slim does not achieve and maintain widespread market acceptance, we may fail to achieve sales at or above our projected amounts. If our sales do not meet projected amounts, we may fail to meet our strategic objectives, and our business, financial condition and operating results could be materially and adversely affected.

Failure to secure or retain adequate coverage or reimbursement for t:slim by third-party payors could adversely affect our business, financial condition and operating results.

We have derived nearly all of our revenue from the sale of t:slim in the United States and expect to continue to do so for the next several years. A substantial portion of the purchase price of t:slim is typically paid for by third-party payors, including private insurance companies, preferred provider organizations and other managed care providers. Future sales of t:slim will be limited unless our customers can rely on third-party payors to pay for all or part of the cost to purchase t:slim. Access to adequate coverage and reimbursement for t:slim by third-party payors is essential to the acceptance of our products by customers.

Many third-party payors use coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the U.S. Medicare program, as guidelines in setting their coverage and reimbursement policies. Medicare has recently begun to review its reimbursement practices for certain diabetes-related products, which has resulted in a significant reduction in the reimbursement rate for those products. As a result, there is uncertainty as to the future Medicare reimbursement rate for our products. In addition, those third-party payors that do not follow the CMS guidelines may adopt different coverage and reimbursement policies for our products, which could also diminish payments for t:slim. It is possible that some third-party payors will not offer any coverage for our products.

We currently have contracts establishing reimbursement for t:slim with 48 national and regional third-party payors in the United States. While we anticipate entering into additional contracts with third-party payors, we cannot guarantee that we will succeed in doing so or that the reimbursement contracts that we are able to negotiate will enable us to sell our products on a profitable basis. In addition, contracts with third-party payors generally can be modified or terminated by the third-party payor without cause and with little or no notice to us. Moreover, compliance with the administrative procedures or requirements of third-party payors may result in delays in processing approvals by those third-party payors for customers to obtain coverage for t:slim. Failure to secure or retain adequate coverage or reimbursement for t:slim by third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, which could have a material adverse effect on our business, financial condition and operating results.

Furthermore, the healthcare industry in the United States is increasingly focused on cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with third-party payors. If third-party payors deny coverage or reduce their current levels of payment, or if our production costs increase faster than increases in reimbursement levels, we may be unable to sell t:slim on a profitable basis.

We operate in a very competitive industry and if we fail to compete successfully against our existing or potential competitors, many of whom have greater resources than we have, our sales and operating results may be negatively affected.

The medical device industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or technologies, or other activities of industry participants. t:slim competes directly with a number of traditional insulin pumps as well as other methods for the treatment of diabetes. Many of our existing and potential competitors are major medical device companies that are either publicly traded companies or divisions or subsidiaries of publicly traded companies. For instance, Medtronic MiniMed, a division of Medtronic, Inc., has been the market leader for many years and has the majority share of the traditional insulin pump market in the United States. Other significant insulin pump suppliers in the United States include Animas Corporation, a division of Johnson & Johnson, Roche Diagnostics, a division of F. Hoffman-La Roche Ltd., and Insulet Corporation.

These competitors also enjoy several competitive advantages over us, including:

•	greater financial and human resources for sales and marketing, and product development;

•	established relationships with healthcare providers and third-party payors;

•	established reputation and name recognition among healthcare providers and other key opinion leaders in the diabetes industry;

•	in some cases, an established base of long-time customers;

•	products supported by long-term clinical data;

•	larger and more established distribution networks;

•	greater ability to cross-sell products or provide incentives to healthcare providers to use their products; and

•	more experience in conducting research and development, manufacturing, clinical trials, and obtaining regulatory approval or clearance.

In some instances, our competitors also offer products that include features that we do not currently offer. For instance, Medtronic currently offers a traditional insulin pump that is integrated with a continuous glucose monitoring, or CGM, system with a recently approved threshold suspend feature, and Insulet offers an insulin pump with a tubeless delivery system that does not utilize an infusion set. For these and other reasons, we may not be able to compete successfully against our current or potential future competitors. As a result, we may fail to meet our strategic objectives and forecasted budget, and our business, financial condition and operating results could be materially and adversely affected.

Competitive products or other technological breakthroughs for the monitoring, treatment or prevention of diabetes or technological developments may render our products obsolete or less desirable.

Our ability to achieve our strategic objectives will depend, among other things, on our ability to develop and commercialize products for the treatment of diabetes that offer distinct features, are easy-to-use, receive adequate coverage and reimbursement from third-party payors, and are more appealing than available alternatives. Our primary competitors, as well as a number of other companies, medical researchers and existing pharmaceutical companies are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs and other therapies for the monitoring, treatment and prevention of diabetes. Any technological breakthroughs in diabetes monitoring, treatment or prevention could reduce the potential market for t:slim or render t:slim obsolete altogether, which would significantly reduce our sales.

Because of the size of the insulin-dependent diabetes market, we anticipate that companies will continue to dedicate significant resources to developing competitive products. The frequent introduction by competitors of products that are or claim to be superior to our products may create market confusion that may make it difficult to differentiate the benefits of our products over competitive products. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products. If a competitor develops a product that competes with or is perceived to be superior to t:slim, or if a competitor employs strategies that place downward pressure on pricing within our industry, our sales may decline significantly or may not increase in line with our forecasts, either of which would materially adversely affect our business, financial condition and operating results.

Moreover, we have designed our products to resemble modern consumer electronic devices to address certain embarrassment and functionality concerns consumers have raised with respect to traditional pumps. The consumer electronics industry is itself highly competitive, and characterized by continual new product introductions, rapid developments in technology, and subjective and changing consumer preferences. If, in the future, consumers cease to view our products as contemporary or convenient as compared to then-existing consumer electronics technology, our products may become less desirable to consumers.

If we are unable to expand our sales, marketing and clinical infrastructure, we may fail to increase our sales to meet our forecasts.

Because we began commercialization of t:slim in the third quarter of 2012, we have only limited experience marketing and selling our products as well as training new customers on the use of t:slim. We derive nearly all of our revenue from the sale of t:slim and pump-related supplies and we expect that this will continue for the next several years unless and until we receive regulatory clearance or approval for other products currently in development. As a result, our financial condition and operating results are and will continue to be highly dependent on the ability of our sales representatives to adequately promote, market and sell t:slim and the ability of our diabetes educators to train new customers on the use of t:slim. If our sales and marketing representatives or diabetes educators fail to achieve their objectives, our sales could decrease or may not increase at levels that are in line with our forecasts.

A key element of our business strategy is the continued expansion of our sales, marketing and clinical infrastructure to drive adoption of our products, which includes our team of diabetes educators that trains new customers on the use of t:slim. We have rapidly increased the number of sales, marketing and clinical personnel employed by us since the initial commercial launch of t:slim. However, we have faced considerable challenges in quickly growing our sales, marketing and clinical force over the past 12 months, including with respect to recruiting, training and assimilation of new territories and accounts. We expect to continue to face significant challenges as we manage and grow our sales, marketing and clinical infrastructure and work to retain the individuals who make up those networks. If any of our sales, marketing or clinical representatives were to leave us, our sales could be adversely affected. If a sales, marketing or clinical representative were to depart and be retained by one of our competitors, we may fail to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. In addition, if we are not able to recruit and retain a network of diabetes educators, we may not be able to successfully train new customers on the use of t:slim, which could delay new sales and harm our reputation.

As we increase our sales, marketing and clinical expenditures with respect to existing or planned products, we will need to further expand the reach of our sales, marketing and clinical networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled sales, marketing and clinical representatives with significant industry-specific knowledge in various areas, such as diabetes treatment techniques and technologies, as well as the competitive landscape for our products. Recently hired sales representatives require training and take time to achieve full productivity. If we fail to train recent hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, the expansion of our sales, marketing and clinical personnel will continue to place significant burdens on our management team.

If we are unable to expand our sales, marketing and clinical capabilities, we may not be able to effectively commercialize our existing or planned products, or enhance the strength of our brand, either of which could result in the failure of our sales to increase in line with our forecasts.

Our sales and marketing efforts are dependent on independent distributors who are free to market products that compete with t:slim. If we are unable to maintain or expand our network of independent distributors, our sales may be negatively affected.

For the nine months ended September 30, 2013, approximately 71% of our sales were generated through 27 independent distributors. While we expect that the percentage of our sales generated from independent distributors will decrease over time as we enter into contracts with additional third party payors, we believe that a meaningful percentage of our sales will continue to be generated by independent distributors for the foreseeable future. None of our independent distributors has been required to sell our products exclusively and each of them may freely sell the products of our competitors. Our distributor agreements generally have one year initial terms with automatic one-year renewal terms, and are terminable in connection with a party’s material breach.

Some of our independent distributors account for a significant portion of our sales volume. For the nine months ended September 30, 2013, our two largest independent distributors comprised approximately 29% of our sales. If any of our key independent distributors were to cease to distribute our products, our sales could be adversely affected. In such a situation, we may need to seek alternative independent distributors or increase our reliance on our other independent distributors or our direct sales representatives, which may not prevent our sales from being adversely affected. Additionally, to the extent that we enter into additional arrangements with independent distributors to perform sales, marketing, or distribution services, the terms of the arrangements could cause our product margins to be lower than if we directly marketed and sold our products.

Our ability to maintain and grow our revenue depends in part on retaining a high percentage of our customer base.

A key to maintaining and growing our revenue is the retention of a high percentage of our customers due to the potentially significant revenue generated from ongoing purchases of disposable insulin cartridges. In addition, t:slim is designed and tested to remain effective for four years and a satisfied customer may consider purchasing another product from us when the time comes to replace the pump. We have developed retention programs aimed at customers, their caregivers and healthcare providers, which include training specific to t:slim, ongoing support by sales and clinical employees and 24/7 technical support and customer service. If demand for our products fluctuates as a result of the introduction of competitive products, changes in reimbursement policies, manufacturing problems, perceived safety issues with our or competitors’ products, the failure to secure regulatory clearance or approvals, or for other reasons, our ability to attract and retain customers could be harmed. The failure to retain a high percentage of our customers would negatively impact our revenue growth and may have a material adverse effect on our business, financial condition and operating results.

If important assumptions about the potential market for our products are inaccurate, or if we have failed to understand what people with insulin-dependent diabetes are seeking in an insulin pump, our business and operating results may be adversely affected.

Our business strategy was developed based on a number of important assumptions about the diabetes industry in general, and the insulin-dependent diabetes market in particular, any one or more of which may prove to be inaccurate. For example, we believe that the benefits of insulin pump therapy as compared to other common insulin treatment alternatives will continue to drive growth in the market for insulin pump therapy. In addition, we believe the incidence of diabetes in the United States and worldwide is increasing rapidly. However, each of these trends is uncertain and limited sources exist to obtain reliable market data. The actual incidence of diabetes, and the actual demand for our products or competitive products, could differ materially from our projections if our assumptions are incorrect. In addition, our strategy of focusing exclusively on the insulin-dependent diabetes market may limit our ability to increase sales or achieve profitability.

Another key element of our business strategy is utilizing market research to understand what people with diabetes are seeking to improve their diabetes therapy management. This strategy underlies our entire product design, marketing and customer support approach and is the basis on which we developed t:slim. However, our market research is based on interviews, focus groups and online surveys involving people with insulin-dependent diabetes, their caregivers and healthcare providers that represent only a small percentage of the overall insulin-dependent diabetes market. As a result, the responses we received may not be reflective of the broader market and may not provide us accurate insight into the desires of people with insulin-dependent diabetes. In addition, understanding the meaning and significance of the responses received during our market research necessarily requires that analysis be conducted and conclusions be drawn. We may not be able perform an analysis that yields meaningful results, or the conclusions we draw from the analysis could be misleading. Moreover, even if our market research has allowed us to better understand the features consumers are seeking in an insulin pump to improve management of their diabetes therapy, there can be no assurance that consumers will actually purchase our products or that our competitors will not develop products with similar features.

We have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets.

We commenced operations in 2006 and began commercializing t:slim in the third quarter of 2012. Accordingly, we have a limited operating history upon which to evaluate our business and forecast our future sales and operating results. In assessing our business prospects, you should consider the various risks and difficulties frequently encountered by companies early in their commercialization in competitive and rapidly evolving markets, particularly companies that develop and sell medical devices. These risks include our ability to:

•	implement and execute our business strategy;

•	expand and improve the productivity of our sales and marketing infrastructure to grow sales of our existing and proposed products;

•	increase awareness of our brand and build loyalty among people with insulin-dependent diabetes, their caregivers and healthcare providers;

•	manage expanding operations;

•	expand our manufacturing capabilities, including increasing production of current products efficiently and adapting our manufacturing facilities to the production of new products;

•	respond effectively to competitive pressures and developments;

•	enhance our existing products and develop proposed products;

•	obtain regulatory clearance or approval to commercialize proposed products and enhance our existing products;

•	perform clinical trials with respect to our existing products and proposed products; and

•	attract, retain and motivate qualified personnel in various areas of our business.

Due to our limited operating history, we may not have the institutional knowledge or experience to be able to effectively address these and other risks that may face our business. In addition, we may not be able to develop insights into trends that could emerge and negatively affect our business and may fail to respond effectively to those trends. As a result of these or other risks, we may not be able to execute key components of our business strategy, and our business, financial condition and operating results may suffer.

Manufacturing risks may adversely affect our ability to manufacture products and could reduce our gross margins and negatively affect our operating results.

Our business strategy depends on our ability to manufacture our current and proposed products in sufficient quantities and on a timely basis so as to meet consumer demand, while adhering to product quality standards, complying with regulatory requirements and managing manufacturing costs. We are subject to numerous risks relating to our manufacturing capabilities, including:

•	quality or reliability defects in product components that we source from third party suppliers;

•	our inability to secure product components in a timely manner, in sufficient quantities or on commercially reasonable terms;

•	our failure to increase production of products to meet demand;

•	our inability to modify production lines to enable us to efficiently produce future products or implement changes in current products in response to regulatory requirements;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner; and

•	potential damage to or destruction of our manufacturing equipment or manufacturing facility.

These risks are likely to be exacerbated by our limited experience with our current products and manufacturing processes. As demand for our products increases, we will have to invest additional resources to purchase components, hire and train employees, and enhance our manufacturing processes. If we fail to increase our production capacity efficiently, our sales may not increase in line with our forecasts and our operating margins could fluctuate or decline. In addition, although we expect some of our products in development to share product features and components with t:slim, manufacturing of these products may require the modification of our production lines, the hiring of specialized employees, the identification of new suppliers for specific components, or the development of new manufacturing technologies. It may not be possible for us to manufacture these products at a cost or in quantities sufficient to make these products commercially viable.

We depend on a limited number of third-party suppliers for certain components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business.

We rely on third-party suppliers to supply components of t:slim. For example, we rely on plastic injection molding companies to provide plastic molded components, electronic manufacturing suppliers to provide electronic assemblies, and machining companies to provide machined mechanical components. For our business strategy to be successful, our suppliers must be able to provide us with components in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Increases in our product sales, whether forecasted or unanticipated, could strain the ability of our suppliers to deliver an increasingly large supply of components in a manner that meets these various requirements.

We do not have long-term supply agreements with most of our suppliers and, in many cases, we make our purchases on a purchase order basis. Under most of our supply agreements, we have no obligation to buy any given quantity of products, and our suppliers have no obligation to manufacture for us or sell to us any given quantity of products. As a result, our ability to purchase adequate quantities of our products may be limited. Additionally, our suppliers may encounter problems that limit their ability to manufacture products for us, including financial difficulties or damage to their manufacturing equipment or facilities. If we fail to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose customer orders, our reputation may be harmed and our business could suffer.

We generally use a small number of suppliers for our products. Depending on a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. Moreover, due to the recent commercialization of our products and the limited amount of our sales to date, we do not have long-standing relationships with our manufacturers and may not be able to convince suppliers to continue to make components available to us unless there is demand for such components from their other customers. As a result, there is a risk that certain components could be discontinued and no longer available to us. We have in the past been, and we may in the future be, required to make significant “last time” purchases of component inventory that is being discontinued by the manufacturer to ensure supply continuity. If any one or more of our suppliers cease to provide us with sufficient quantities of components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Because of factors such as the proprietary nature of our products, our quality control standards and regulatory requirements, we cannot quickly engage additional or replacement suppliers for some of our critical components. Failure of any of our suppliers to deliver products at the level our business requires would limit our ability to meet our sales commitments, which could harm our reputation and could have a material adverse effect on our business. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the U.S. Food and Drug Administration, or FDA, or other regulatory agencies, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. It could also require us to cease using the components, seek alternative components or technologies and modify our products to incorporate alternative components or technologies, which could result in a requirement to seek additional regulatory approvals. Any disruption of this nature or increased expenses could harm our commercialization efforts and adversely affect our operating results.

We operate primarily at a facility in a single location, and any disruption at this facility could adversely affect our business and operating results.

Our principal offices are located in three contiguous buildings in San Diego, California. Substantially all of our operations are conducted at this location, including our manufacturing processes, research and development activities, customer and technical support, and management and administrative functions. In addition, substantially all of our inventory of component supplies and finished goods is held at this location. We take precautions to safeguard our facility, including acquiring insurance, employing back-up generators, adopting health and safety protocols and utilizing off-site storage of computer data. However, vandalism, terrorism or a natural or other disaster, such as an earthquake, fire or flood, could damage or destroy our manufacturing equipment or our inventory of component supplies or finished goods, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have a material adverse effect on our business, financial condition and operating results.

If we do not enhance our product offerings through our research and development efforts, we may fail to effectively compete or become profitable.

In order to increase our sales and our market share in the insulin-dependent diabetes market, we must enhance and broaden our product offerings in response to the evolving demands of people with insulin-dependent diabetes and healthcare providers, as well as competitive pressures and technologies. We may not be successful in developing, obtaining regulatory approval for, or marketing our proposed products. In addition, notwithstanding our market research efforts, our future products may not be accepted by consumers, their caregivers, healthcare providers or third-party payors who reimburse consumers for our products. The success of any proposed product offerings will depend on numerous factors, including our ability to:

•

identify the product features that people with insulin-dependent diabetes, their caregivers and healthcare providers are seeking in an insulin pump and successfully incorporate those features into our products;

•	develop and introduce proposed products in sufficient quantities and in a timely manner;

•	offer products at a price that is competitive with other products then available;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third-parties;

•	demonstrate the safety and efficacy of proposed products; and

•	obtain the necessary regulatory approvals for proposed products.

If we fail to generate demand by developing products that incorporate features requested by consumers, their caregivers or healthcare providers, or if we do not obtain regulatory clearance or approval for proposed products in time to meet market demand, we may fail to generate sales sufficient to achieve or maintain profitability. We have in the past experienced, and we may in the future experience, delays in various phases of product development and commercial launch, including during research and development, manufacturing, limited release testing, marketing and customer education efforts. Any delays in our anticipated product launches may significantly impede our ability to successfully compete in our markets. In particular, such delays could cause customers to delay or forego purchases of our products, or to purchase our competitors’ products. Even if we are able to successfully develop proposed products when anticipated, these products may not produce sales in excess of the costs of development, and they may be quickly rendered obsolete by changing consumer preferences or the introduction by our competitors of products embodying new technologies or features.

The safety and efficacy of our products is not supported by long-term clinical data, which could limit sales, and our products could cause unforeseen negative effects.

The product we currently market in the United States has received pre-market clearance under Section 510(k) of the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA. This process is shorter and typically requires the submission of less supporting documentation than other FDA approval processes and does not always require long-term clinical studies. As a result, we currently lack the breadth of published long-term clinical data supporting the safety and efficacy of our products and the benefits they offer that might have been generated in connection with other approval processes. For these reasons, people with insulin-dependent diabetes and healthcare providers may be slower to adopt or recommend our products, we may not have comparative data that our competitors have or are generating, third-party payors may not be willing to provide coverage or reimbursement for our products and we may be subject to greater regulatory and product liability risks. Further, future studies or clinical experience may indicate that treatment with our products is not superior to treatment with competitive products. Such results could slow the adoption of our products and significantly reduce our sales, which could prevent us from achieving our forecasted sales targets or achieving or sustaining profitability. Moreover, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls, suspension or withdrawal of FDA clearance or approval, significant legal liability or harm to our business reputation.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable products or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

For example, we have entered into a development and commercialization agreement with DexCom, Inc., or DexCom, which provides us a non-exclusive license to integrate the DexCom G4 PLATINUM Continuous Glucose Monitor with t:sensor during the term of the agreement. This agreement runs until February 1, 2015, with automatic one-year renewals. The license granted covers the United States and other territories as may be added from time to time. Subject to payments of certain of the non-terminating party’s development expenses, the agreement may be terminated by either party without cause. Termination of this agreement could require us to redesign t:sensor and attempt to integrate an alternative CGM system into t:sensor, which would require significant development and regulatory activities that might delay the launch and commercialization of this product or, following its launch, might not be completed in time to prevent an interruption in the availability of t:sensor to our customers. For additional information, see “Business—Research and Development.”

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could have a material adverse effect on our business, financial condition and operating results.

From time to time, we may consider opportunities to acquire other products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. Potential acquisitions involve numerous risks, including:

•	problems assimilating the acquired products or technologies;

•	issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions;

•	diversion of management’s attention from our existing business;

•	risks associated with entering new markets in which we have limited or no experience; and

•	increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We have no current commitments with respect to any acquisition. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

If there are significant disruptions in our information technology systems, our business, financial condition and operating results could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, research and development data, customer service and technical support functions. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, attacks by computer viruses or hackers, power losses, and computer system or data network failures. In addition, t:connect, our cloud-based data management application, is hosted by a third-party service provider whose security and information technology systems are subject to similar risks, and our t:slim pumps contain software which could be subject to computer virus or hacker attacks or other failures.

The failure of our or our service providers’ information technology systems or our pumps’ software to perform as we anticipate or our failure to effectively implement new information technology systems could disrupt our entire operation or adversely affect our software products and could result in decreased sales, increased overhead costs, and product shortages, all of which could have a material adverse effect on our reputation, business, financial condition and operating results.

If we fail to properly manage our anticipated growth, our business could suffer.

Our rapid growth has placed, and we expect that it will continue to place, a significant strain on our management team and on our financial resources. For example, between December 31, 2012 and September 30, 2013 our employee base has nearly doubled. Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in losses or weaknesses in our infrastructure, which could materially adversely affect our business. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to manage our suppliers and monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our business objectives.

We depend on the knowledge and skills of our senior management and other key employees, and if we are unable to retain and motivate them or recruit additional qualified personnel, our business may suffer.

We have benefited substantially from the leadership and performance of our senior management, as well as certain key employees. For example, our chief executive officer, as well as other key members of management, have experience successfully scaling an early stage medical device company to achieve profitability. Our success will depend on our ability to retain our current management and key employees, and to attract and retain qualified personnel in the future. Competition for senior management and key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. The loss of the services of certain members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management’s attention to seeking qualified replacements. Each member of senior management as well as our key employees may terminate employment without notice and without cause or good reason. The members of our senior management are not subject to non-competition agreements. Accordingly, the adverse effect resulting from the loss of certain members of senior management could be compounded by our inability to prevent them from competing with us.

In addition, the sale of t:slim is logistically complex, requiring us to maintain an extensive sales, marketing and clinical infrastructure consisting of sales representatives, clinical diabetes educators and customer support personnel. We face considerable challenges in recruiting, training, managing, motivating and retaining the members of these teams, including managing geographically dispersed efforts. These challenges are exacerbated by the fact that our strategic plan requires us to rapidly grow our sales, marketing and clinical infrastructure in order to generate demand for our products. If we fail to maintain and grow a dedicated team of sales and marketing and clinical personnel, we could fail to take advantage of an opportunity to enhance brand recognition and grow sales, and our business, financial condition and operating results could be adversely affected.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services, or HHS, promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. If we or any of our service providers are found to be in violation of the promulgated patient privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and operating results.

Risks Related to our Financial Results and Need for Financing

We will need to generate significant sales to achieve profitable operations.

We intend to increase our operating expenses substantially in connection with the continued growth of our sales and marketing infrastructure, our ongoing research and development activities, the expansion of our manufacturing capabilities, and the commensurate development of our management and administrative functions. We will need to generate significant sales to achieve profitability, and we might not be able to do so. Even if we do generate significant sales, we might not be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we have forecasted, or if our operating expenses exceed our expectations, our financial performance and results of operations will be adversely affected.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and these funds may not be available on acceptable terms or at all.

At September 30, 2013, we had $15.6 million in cash and cash equivalents. We believe that our available cash, proceeds from this offering, cash available under our term loan agreement and proceeds from the exercise of options will be sufficient to satisfy our liquidity requirements for at least the next 18 months, except in the event that we determine to accelerate repayment of outstanding term debt. However, the continued growth of our business, including the expansion of our sales and marketing infrastructure, research and development activities, and manufacturing capabilities, will significantly increase our expenses. In addition, the amount of our future product sales is difficult to predict, especially in light of the recent commercialization of t:slim, and actual sales may not be in line with our forecasts. As a result, we may be required to seek additional funds in the future. Our future capital requirements will depend on many factors, including:

•	the revenue generated by sales of t:slim and any other future products that we may develop and commercialize;

•	the costs associated with expanding our sales and marketing infrastructure;

•	the expenses we incur in maintaining our manufacturing facility and adding further manufacturing equipment and capacity;

•	the cost associated with developing and commercializing our proposed products or technologies;

•	the cost of obtaining and maintaining regulatory clearance or approval for our current or future products;

•	the cost of ongoing compliance with regulatory requirements;

•	expenses we incur in connection with potential litigation or governmental investigations;

•	anticipated or unanticipated capital expenditures; and

•	unanticipated general and administrative expenses.

As a result of these and other factors, we do not know whether and the extent to which we may be required to raise additional capital. We may in the future seek additional capital from public or private offerings of our capital stock, borrowings under credit lines or other sources. If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaborations, licensing, joint ventures, strategic alliances, partnership arrangements or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us.

If we are unable to raise additional capital, we may not be able to expand our sales and marketing infrastructure, enhance our current products or develop new products, take advantage of future opportunities, or respond to competitive pressures, changes in supplier relationships, or unanticipated changes in customer demand. Any of these events could adversely affect our ability to achieve our strategic objectives, which could have a material adverse effect on our business, financial condition and operating results.

Our operating results may fluctuate significantly from quarter to quarter.

We began commercial sales of t:slim in the third quarter of 2012. Although we have a very limited operating history, there has been and there may continue to be meaningful variability in our operating results among quarters, as well as within each quarter. Our operating results, and the variability of these operating results, will be affected by numerous factors, including:

•	our ability to increase sales of t:slim and to commercialize and sell our future products, and the number of our products sold in each quarter;

•	acceptance of our products by people with insulin-dependent diabetes, their caregivers, healthcare providers and third-party payors;

•	the pricing of our products and competitive products, and the effect of third-party coverage and reimbursement policies;

•	our ability to establish and grow an effective sales and marketing infrastructure;

•	the amount of, and the timing of the payment for, insurance deductibles required to be paid by our customers and potential customers under their existing insurance plans;

•	interruption in the manufacturing or distribution of our products;

•	seasonality and other factors affecting the timing of purchases of our products;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	results of clinical research and trials on our existing and future products;

•	the ability of our suppliers to timely provide us with an adequate supply of components that meet our requirements;

•	regulatory clearance or approvals affecting our products or those of our competitors; and

•	the timing of revenue recognition associated with our product sales pursuant to applicable accounting standards.

As a result of our limited operating history, and due to the complexities of the industry in which we operate, it will be difficult for us to forecast demand for our current or future products with any degree of certainty, which means it will be difficult for us to forecast our sales. In addition, we will be significantly increasing our operating expenses as we expand our business. Accordingly, we may experience substantial variability in our operating results from quarter to quarter, including unanticipated quarterly losses. If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We may not be able to generate sufficient cash to service our indebtedness, which currently consists of our credit facility with Capital Royalty Partners.

As of September 30, 2013, we owed an aggregate principal amount of $30 million to Capital Royalty Partners pursuant to a term loan agreement. Under the agreement, we have the ability to draw up to an additional $15 million in the event certain milestones are achieved and provided we are in compliance with the terms of the loan agreement. In October 2013, we notified Capital Royalty Partners that we achieved the milestones required to draw the additional $15 million based on our performance through September 30, 2013. Subject to Capital Royalty Partners’ confirmation of our milestone achievement, we may elect to draw the additional $15 million in the future. Our ability to make scheduled payments or to refinance our debt obligations depends on numerous factors, including the amount of our cash reserves and our actual and projected financial and operating performance. These amounts and our performance are subject to certain financial and business factors, as well as prevailing economic and competitive conditions, some of which may be beyond our control. We cannot assure you that we will maintain a level of cash reserves or cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, or that these actions would permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the term loan agreement with Capital Royalty Partners, we may not be allowed to draw additional amounts under the agreement, and we may be required to repay any outstanding amounts earlier than anticipated.

Our existing term loan agreement contains restrictive and financial covenants that may limit our operating flexibility.

Our existing term loan agreement with Capital Royalty Partners contains certain restrictive covenants that limit our ability to incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements or enter into various specified transactions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the term loan agreement. The agreement also contains certain financial covenants, including minimum revenue and cash balance requirements, and financial reporting requirements. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the agreement. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance the amounts outstanding under the agreement.

Prolonged negative economic conditions could adversely affect us, our customers and suppliers, which could harm our financial condition.

We are subject to the risks arising from adverse changes in general economic and market conditions. Uncertainty remains in the U.S. economy as it continues to recover from a severe economic recession. The U.S. economy continues to experience market volatility, difficulties in the financial services sector, diminished liquidity and availability of credit, reduced property values, concerns regarding inflation, increases in the cost of commodities, continuing high unemployment rates, reduced consumer spending and consumer confidence, and continuing economic uncertainties. The economic turmoil and the uncertainty about future economic conditions could negatively impact our existing and potential customers, adversely affect the financial ability of health insurers to pay claims, adversely impact our expenses and ability to obtain financing of our operations, and cause delays or other problems with key suppliers. We cannot predict the timing or impact of the recovery from this economic uncertainty.

Healthcare spending in the United States has been, and is expected to continue to be, negatively affected by the recent recession and continuing economic uncertainty. For example, patients who have lost their jobs or healthcare coverage may no longer be covered by an employer-sponsored health insurance plan, and patients reducing their overall spending may eliminate healthcare-related purchases. The recent recession and continuing economic uncertainty has also impacted the financial stability of many private health insurers. As a result, we believe that some insurers are scrutinizing insurance claims more rigorously and delaying or denying reimbursement more often. Since the sale of t:slim generally depends on the availability of third-party reimbursement, any delay or decline in reimbursement will adversely affect our sales.

Risks Related to our Intellectual Property and Potential Litigation

Our ability to protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies. As of September 30, 2013, our patent portfolio consisted of approximately 17 issued U.S. patents and 53 pending U.S. patent applications. Of these, our issued U.S. patents expire between approximately 2021 and 2031. We are also seeking patent protection for our proprietary technology in Europe, Japan, China, Canada, Australia and other countries and regions throughout the world. We also have seven pending U.S. trademark applications and seven pending foreign trademark applications, as well as 13 trademark registrations, including four U.S. trademark registrations and nine foreign trademark registrations.

We have applied for patent protection relating to certain existing and proposed products and processes. Currently, two of our issued U.S. patents as well as various pending U.S. and foreign patent applications relate to the structure and operation of our pumping mechanism and are therefore particularly important to the functionality of our products. If we fail to timely file a patent application in any jurisdiction, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved in a timely manner or at all. The rights granted to us under our patents, and the rights we are seeking to have granted in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, those rights could be opposed, contested or circumvented by our competitors, or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer the same or similar products or technologies. Even if we are successful in receiving patent protection for certain products and processes, our competitors may be able to design around our patents or develop products that provide outcomes which are comparable to ours without infringing on our intellectual property rights. Due to differences between foreign and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Even if patents are granted outside the United States, effective enforcement in those countries may not be available.

We rely on our trademarks and trade names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved in a timely manner or at all. Third-parties also may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We have entered into confidentiality agreements and intellectual property assignment agreements with our officers, employees, temporary employees and consultants regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information.

If a competitor infringes upon one of our patents, trademarks or other intellectual property rights, enforcing those patents, trademarks and other rights may be difficult and time consuming. Patent law relating to the scope of claims in the industry in which we operate is subject to rapid change and constant evolution and, consequently, patent positions in our industry can be uncertain. Even if successful, litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend our patents or trademarks against challenges or to enforce our intellectual property rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third-parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and operating results.

The medical device industry is characterized by patent litigation, and we could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, or require us to pay damages.

Our success will depend in part on not infringing the patents or violating the other proprietary rights of third-parties. Significant litigation regarding patent rights exists in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. The large number of patents, the rapid rate of new patent issuances, and the complexities of the technology involved increase the risk of patent litigation.

In the future, we could receive communications from various industry participants alleging our infringement of their intellectual property rights. Any potential intellectual property litigation could force us to do one or more of the following:

•	stop selling our products or using technology that contains the allegedly infringing intellectual property;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we are allegedly infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

•	attempt to obtain a license to the relevant intellectual property from third-parties, which may not be available on reasonable terms or at all.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Further, as the number of participants in the diabetes market increases, the possibility of intellectual property infringement claims against us increases.

We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including those that are our direct competitors or could potentially be our direct competitors. In some cases, those employees joined our company recently. We may be subject to claims that we, or our employees, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to allegations that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we successfully defend against these claims, litigation could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. We cannot guarantee that this type of litigation will not continue, and any future litigation or the threat thereof may adversely affect our ability to hire additional direct sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize proposed products, which could have an adverse effect on our business, financial condition and operating results.

We may incur product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product liability claims that are inherent in the design, manufacture, testing and sale of medical devices. We could become the subject of product liability lawsuits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition, injury or death to customers. In addition, the misuse of our products or the failure of customers to adhere to operating guidelines could cause significant harm to customers, including death, which could result in product liability claims. Product liability lawsuits and claims, safety alerts or product recalls, with or without merit, could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, harm our reputation and adversely affect our ability to attract and retain customers, any of which could have a material adverse effect on our business, financial condition and operating results.

Although we maintain third-party product liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which we are responsible. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, financial condition and operating results. In addition, any product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance premiums. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

Risks Related to our Legal and Regulatory Environment

Our products and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state regulatory agencies. The regulations are very complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. The FDA and other U.S. governmental agencies regulate numerous elements of our business, including:

•	product design and development;

•	pre-clinical and clinical testing and trials;

•	product safety;

•	establishment registration and product listing;

•	labeling and storage;

•	marketing, manufacturing, sales and distribution;

•	pre-market clearance or approval;

•	servicing and post-market surveillance;

•	advertising and promotion; and

•	recalls and field safety corrective actions.

Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the FDCA or approval of a pre-market approval, or PMA, application from the FDA, unless an exemption from pre-market review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based on extensive data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all for our proposed products.

We received pre-market clearance for t:slim under Section 510(k) of the FDCA in November 2011. We obtained 510(k) clearance for t:connect in February 2013. From time to time, we make modifications to these products that may require a new 510(k). If the FDA requires us to go through a more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline or to not increase in line with our forecasts. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	we may not be able to demonstrate that our products are safe and effective for their intended users;

•	the data from our clinical trials may be insufficient to support clearance or approval; and

•	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared or approved products on a timely basis.

Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some customers from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the FDA or other regulators to grant future clearances or approvals, and the suspension or withdrawal of existing approvals by the FDA or other regulators. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and operating results.

Furthermore, we may evaluate international expansion opportunities in the future. If we expand our operations outside of the United States, we will become subject to various additional regulatory and legal requirements under the applicable laws and regulations of the international markets we enter. These additional regulatory requirements may involve significant costs and expenditures and, if we are not able comply any such requirements, our international expansion and business could be significantly harmed.

Modifications to our products may require new 510(k) clearances or pre-market approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMAs for modifications to our previously cleared or approved products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of the 510(k) program may make it more difficult for us to modify our previously cleared products, either by imposing stricter requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions.

If we or our third-party suppliers fail to comply with the FDA’s good manufacturing practice regulations, this could impair our ability to market our products in a cost-effective and timely manner.

We and our third-party suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. If we or our suppliers have significant non-compliance issues or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action against us. Any of the foregoing actions could have a material adverse effect on our reputation, business, financial condition and operating results.

A recall of our products, or the discovery of serious safety issues with our products, could have a significant negative impact on us.

The FDA has the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, financial condition and operating results, which could impair our ability to produce our products in a cost-effective and timely manner.

Further, under the FDA’s medical device reporting, or MDR, regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

Our failure to comply with U.S. federal and state fraud and abuse laws, including anti-kickback laws and other U.S. federal and state anti-referral laws, could have a material, adverse impact on our business.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with healthcare providers and other third-parties are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

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the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

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federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections; and

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foreign and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Further, the recently enacted Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Affordability Reconciliation Act, or, collectively, the PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the PPACA without actual knowledge of the statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of those prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition and operating results.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has recently increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from our core business. Additionally, if a healthcare company settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal or state regulatory authorities might challenge our current or future activities under these laws. Any of these challenges could have a material adverse effect on our reputation, business, financial condition and operating results. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

We may be liable if we engage in the off-label promotion of our products.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of the off-label use of our products. Healthcare providers may use our products off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could result in substantial damage awards against us and harm our reputation.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products.

Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. The sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other healthcare-related organizations. Both the Federal and state governments in the United States continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. This legislation and regulation may result in decreased reimbursement for medical devices, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices. This could harm our ability to market our products and generate sales.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for our proposed products would have a material adverse effect on our business, financial condition and operating results.

Federal and state governments in the United States have recently enacted legislation to overhaul the nation’s healthcare system. While the goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The PPACA substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industries. Among other things, the PPACA:

•	establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

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implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

•	creates an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. Most recently, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year which commenced in 2013. The uncertainties regarding the ultimate features of the PPACA and other healthcare reform initiatives and their enactment and implementation may have an adverse effect on our customers’ purchasing decisions regarding our products. In the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products. Cost control initiatives could decrease the price that we receive for our products. At this time, we cannot predict which, if any, additional healthcare reform proposals will be adopted, when they may be adopted or what impact they, or the PPACA, may have on our business and operations, and any of these impacts may be adverse on our operating results and financial condition.

Our financial performance may be adversely affected by medical device tax provisions in the healthcare reform laws.

The PPACA imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. We do not believe that t:slim is currently subject to this tax based on the retail exemption under applicable Treasury Regulations. However, the availability of this exemption is subject to interpretation by the IRS, and the IRS may disagree with our analysis. In addition, future products that we manufacture, produce or import may be subject to this tax. The financial impact this tax may have on our business is unclear and there can be no assurance that our business will not be materially adversely affected by it.

Risks Related to our Common Stock

Because of their significant stock ownership, certain of our executive officers, directors and principal stockholders will be able to exert control over us and our significant corporate decisions.

Based on an aggregate of 13,378,095 shares of our common stock outstanding as of September 30, 2013, after giving effect to the automatic conversions of our preferred stock into shares of our common stock as a result of this offering as well as a 1 for 1.6756 reverse stock split of our common stock to be effected prior to this offering, as of September 30, 2013, our executive officers and directors, and holders of more than 5% of our outstanding common stock on an as-converted basis, and their affiliates beneficially owned, in the aggregate, the vast majority of the voting power of our outstanding common stock. For additional information, see “Principal Stockholders.”

Upon completion of this offering, our executive officers and directors, and holders of more than 5% of our outstanding common stock on an as-converted basis, and their affiliates, will continue to hold approximately 57% of the voting power of our outstanding capital stock. As a result, these persons, acting together, will have the ability to significantly influence or determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets.

The interests of the aforementioned stockholders might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may reduce the value of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could reduce our stock price and prevent our stockholders from replacing or removing our current management.

Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

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authorize the issuance of preferred stock with powers, preferences and rights that may be senior to our common stock, which can be created and issued by the board of directors without prior stockholder approval;

•	provide for the adoption of a staggered board of directors whereby the board is divided into three classes each of which has a different three-year term;

•	provide that the number of directors shall be fixed by the board;

•	prohibit our stockholders from filling board vacancies;

•	provide for the removal of a director only with cause and then by the affirmative vote of the holders of a majority of the outstanding shares;

•	prohibit stockholders from calling special stockholder meetings;

•	prohibit stockholders from acting by written consent without holding a meeting of stockholders;

•	require the vote of at least two-thirds of the outstanding shares to approve amendments to the certificate of incorporation or bylaws; and

•	require advance written notice of stockholder proposals and director nominations.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 5,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, and the issuance of such shares in the future may reduce the value of our common stock.

We may be unable to utilize our federal net operating loss carryforwards to reduce our income taxes as a result of this offering.

As of December 31, 2012, we have federal net operating loss, or NOL, carryforwards of approximately $82.5 million. In general, if there is an “ownership change” with respect to our company, as defined under Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the utilization of our NOL carryforwards may be subject to substantial limitations imposed by the Code, and similar state provisions. In general, an ownership change occurs whenever there is a shift in ownership of our company by more than 50% by one or more 5% stockholders over a specified time period. As a result of the current offering of our common stock, the utilization of the NOL carryforwards may be subject to the substantial limitations imposed by Section 382 of the Code, and similar state provisions. Accordingly, if we earn net taxable income, our ability to use net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increases in our future tax liabilities.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, pursuant to the term loan agreement with Capital Royalty Partners, we are precluded from paying any cash dividends. Accordingly, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell shares and you may lose the entire amount of the investment.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds that we receive from this offering. We expect to use the net proceeds from this offering primarily for the continued expansion of our sales and marketing infrastructure, our ongoing research and development activities, and the growth of our manufacturing capabilities. We intend to use the remaining proceeds for working capital and general corporate purposes. We do not have any specific uses of the net proceeds planned. These net proceeds may be used for corporate purposes that do not favorably affect our financial condition or result of operations. In addition, until we use the net proceeds, they may be placed in investments that do not produce income or that lose value.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which interest in our company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of your shares of common stock, and the value of those shares might be materially impaired. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

We are an “emerging growth company” and we do not know whether the reduced disclosure requirements and relief from certain other significant obligations that are applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not “emerging growth companies.” These exemptions include the following:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, which could result in a reduction in the price of our common stock.

The requirements of being a public company will increase our costs and may strain our resources and distract our management.

We have historically operated our business as a private company. As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not previously incurred as a private company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act and the rules and regulations implemented by the SEC thereunder. We will also be subject to numerous other laws that impose significant disclosure and governance requirements on public companies, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. In addition, we will be subject to the rules of the Public Company Accounting Oversight Board and the NASDAQ Stock Market, each of which imposes additional reporting, governance and other obligations on public companies.

As a public company, we will be required to:

•	prepare and distribute periodic reports, proxy statements, and other stockholder communications in compliance with federal securities laws and the listing rules of the NASDAQ Stock Market;

•	expand the roles and duties of our board of directors and committees thereof, and potentially retain and compensate advisers retained by the board or those committees;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	comply with the Sarbanes-Oxley Act, in particular Section 404 and Section 302; and

•	comply with certain disclosure and governance requirements set forth in the Dodd-Frank Act.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. A number of these requirements will require us to carry out activities we have not performed previously and complying with these requirements may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, and operating results. We also expect that it will be difficult and expensive to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting for so long as we are an “emerging growth company.”

Under existing SEC rules and regulations, we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis and management will be required to assess the effectiveness of our controls annually. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a privately held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. We anticipate that we will be required to meet these standards in the course of preparing our financial statements in the future. Additionally, once we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). For instance, in September 2013, it was determined that we did not maintain effective internal controls over the process for calculating the weighted common shares used to compute basic and diluted net loss per share for the years ended December 31, 2011 and 2012, and for the six months ended June 30, 2012 and 2013, and this deficiency in our internal controls was deemed to be a material weakness. We plan to remediate this material weakness in 2013 primarily by hiring additional individuals with accounting expertise within the finance department and, if appropriate, engaging external accounting experts with the appropriate knowledge to supplement our internal resources in our computation and review processes. These planned actions are subject to ongoing management review and the oversight of the audit committee of our board of directors.

We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any necessary improvements and receiving an unqualified opinion on the effectiveness of the internal controls over financial reporting in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the price of our common stock could decline.

The price of our common stock might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares of our common stock at or above the price you paid for your shares. The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	perceptions about the market acceptance of our products and the recognition of our brand;

•	overall performance of the equity markets;

•	introduction of proposed products, or announcements of significant contracts, licenses or acquisitions, by us or our competitors;

•	legislative, political or regulatory developments;

•	issuance of securities analysts’ reports or recommendations;

•	additions or departures of key personnel;

•	threatened or actual litigation and government investigations;

•	sale of shares of our common stock by us or members of our management; and

•	general economic conditions.

These and other factors might cause the market price of our common stock to fluctuate substantially, which may negatively affect the liquidity of our common stock. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition.

Future sales, or the perception of future sales, of shares of our common stock could materially reduce the market price of our common stock.

Upon completion of this offering, our outstanding capital stock will consist of 21,378,095 shares of our common stock, after giving effect to the automatic conversion of all outstanding shares of our Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock as well as a 1 for 1.6756 reverse stock split of our common stock to be effected prior to this offering. Moreover, based on outstanding awards at September 30, 2013, and following effectiveness of the reverse stock split, there will be outstanding options to purchase an aggregate of 2,470,708 shares of our common stock at a weighted average exercise price of $2.39 per share and outstanding warrants to purchase an aggregate of 1,698,480 shares of our common stock at a weighted average exercise price of $6.20 per share. There will also be an aggregate of 5,365,000 shares of our common stock reserved for future grant or issuance under the 2013 Plan and the ESPP. All shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares that are held or acquired by our affiliates, as that term is defined in the Securities Act.

In connection with this offering, each of our executive officers and directors, and substantially all of our stockholders, warrant holders and option holders, have entered into lock-up agreements that prevent the sale of shares of our common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of our common stock for 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. All of the shares of our common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. For additional information, see “Shares Eligible for Future Sale.”

Following the completion of this offering, stockholders holding approximately 13,211,513 shares of our common stock, including shares issued upon conversion of our preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of our common stock. Shares of common stock sold under these registration statements can be freely sold in the public market. In the event registration rights are exercised and a large number of shares of common stock are sold in the public market, those sales could reduce the trading price of our common stock. For additional information, see “Description of Capital Stock—Registration Rights.”

In the future, we also may issue our securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then-outstanding shares of our common stock.

The dilutive effect of our warrants could have an adverse effect on the future market price of our common stock or otherwise adversely affect the interests of our common stockholders.

Based on outstanding warrants as of September 30, 2013, upon completion of this offering, and following effectiveness of the reverse stock split, there will be outstanding warrants to purchase an aggregate of 1,698,480 shares of our common stock at a weighted average exercise price of $6.20 per share. These warrants likely will be exercised if the market price of the shares of our common stock equals or exceeds the warrant exercise price. To the extent such warrants are exercised, additional shares of our common stock will be issued, which would dilute the ownership of existing stockholders. Further, if these warrants are exercised at any time in the future at a price lower than the book value per share of our common stock, existing stockholders could suffer substantial dilution of their investment, which dilution could increase in the event the warrant exercise price is lowered.

The purchase price of our common stock might not reflect its value, and you may be diluted as a result of this offering and future equity issuances.

Based on the initial public offering price of $15.00 per share, investors purchasing common stock in this offering will immediately be diluted. The net tangible book value per share of our common stock will be reduced by $9.93 from the offering price. Investors purchasing in this offering will contribute approximately 46% of the total amount invested by stockholders since our inception (gross of estimated expenses of this offering), but will only own approximately 37% of the shares of our common stock outstanding on an as-converted basis. Additionally, the exercise of outstanding options or warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares of our common stock issued in connection with acquisitions, will result in further dilution to investors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains estimates, projections and forward-looking statements. Our estimates, projections and forward-looking statements are based on our management’s current assumptions and expectations of future events and trends, which affect or may affect our business, strategy, operations or financial performance. Although we believe that these estimates, projections and forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely and materially affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by one or more of the following factors:

•	our history of operating losses and uncertainty regarding our ability to achieve profitability;

•	our reliance on t:slim to generate a significant amount of our revenue;

•	the failure of t:slim to achieve and maintain market acceptance and factors negatively affecting sales of t:slim;

•	our failure to secure or retain adequate coverage or reimbursement for t:slim by third-party payors;

•	our inability to operate in a very competitive industry and compete successfully against many competitors that have greater resources than we do;

•	our inability to expand our sales and marketing infrastructure;

•	our inability to maintain or expand our network of independent distributors;

•	our inability to retain a high percentage of our customer base;

•	any inaccuracies in our assumptions about the insulin-dependent diabetes market;

•	any difficulties encountered by us as a result of our being a company early in its commercialization;

•	manufacturing risks, including damage to facilities or equipment and failure to efficiently increase production to meet demand;

•	our dependence on limited source suppliers and our inability to obtain components for our products;

•	our inability to protect our intellectual property and proprietary technology; and

•	our failure to comply with the applicable governmental regulations to which our products and operations are subject.

Other sections of this prospectus include additional factors that could adversely impact our business, strategy, operations or financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or review any estimate, projection or forward-looking statement because of new information, future events or other factors. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC, after the date of this prospectus. See the information included under the heading “Where You Can Find Additional Information.” Estimates, projections and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates, projections and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 8,000,000 shares of our common stock in this offering will be approximately $108.7 million, or $125.4 million if the underwriters fully exercise their option to purchase additional shares, at the initial public offering price of $15.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us.

We currently anticipate that we will use between $45.0 million and $50.0 million of the net proceeds received by us to expand and support our sales and marketing infrastructure, including hiring additional sales, marketing and clinical education personnel, between $12.0 million and $15.0 million to fund research and development activities, including hiring technical personnel and purchasing product components and supplies, and between $20.0 million and $25.0 million to expand and support our manufacturing capabilities, including hiring operational and quality control personnel. We expect that the balance will be used for working capital and other general corporate purposes, including costs and expenses associated with being a public company. Our expected use of the net proceeds from this offering is based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors” beginning on page 12 of this prospectus. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in high-quality, short-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. At the present time, we have no plans to declare or pay any dividends and intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. Any future decision to pay dividends will be made by our board of directors in its sole discretion and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant in its informed business judgment. Investors should not purchase our common stock with the expectation of receiving cash dividends. In addition, the terms of our credit facility restrict our ability to pay dividends. See the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis;

•	a pro forma basis to give effect to the following:

•

the conversion of all our outstanding preferred stock as of September 30, 2013 into an aggregate of 13,148,450 shares of our common stock upon closing of this offering, and the conversion of all outstanding preferred stock warrants as of September 30, 2013 into warrants to purchase an aggregate of 1,426,646 shares of our common stock upon closing of this offering;

•	the termination of rights to repurchase 12,433 shares of restricted common stock; and

•	the effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and to give effect to the sale of 8,000,000 shares of common stock by us at an offering price of $15.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information included under the headings “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

Since September 30, 2013, there has been no material change to our capitalization.

	As of September 30, 2013
(in thousands, except share awards and par value)	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)
Notes payable	$29,348	$29,348	$29,348
Preferred stock warrant liability	5,307	—	—
Common stock subject to repurchase	79	—	—
Series A preferred stock, par value $0.001; 115,281 shares authorized, 115,281 issued and outstanding actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	2,479	—	—
Series B preferred stock, par value $0.001; 361,299 shares authorized, 361,299 issued and outstanding actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	12,802	—	—
Series C preferred stock, par value $0.001; 1,197,963 shares authorized, 1,187,736 issued and outstanding actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	52,099	—	—
Series D preferred stock, par value $0.001; 19,079,938 shares authorized, 16,689,352 issued and outstanding actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	73,249	—	—
Preferred stock, par value $0.001; no shares authorized, issued and outstanding actual; 5,000,000 shares authorized and no shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.001; 29,730,000 shares authorized, 229,645 shares issued and outstanding actual; 100,000,000 shares authorized, 13,378,095 shares issued and outstanding pro forma; 100,000,000 shares authorized, 21,378,095 shares issued and outstanding pro forma as adjusted	—	13	21
Additional paid-in capital	2,138	148,140	256,789
Accumulated deficit	(145,577)	(145,577)	(145,577)

Total stockholders’ (deficit) equity	(143,439)	2,576	111,233

Total capitalization	$31,924	$31,924	$140,581

The table set forth above is based on the number of shares of our common stock and preferred stock outstanding as of September 30, 2013. This table excludes:

•	271,834 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2013, at a weighted average exercise price of $0.02 per share;

•

2,390,586 shares of preferred stock issuable upon exercise of outstanding warrants as of September 30, 2013, at a weighted-average exercise price of $4.40 per share, which will be converted into warrants to purchase an aggregate of 1,426,646 shares of our common stock, at a weighted average exercise price of $7.37 per share, upon closing of this offering;

•

2,470,708 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock under the 2006 Plan, as of September 30, 2013, at a weighted average exercise price of $2.39 per share (of which options to acquire 483,228 shares of common stock are vested as of September 30, 2013);

•	4,809,000 shares of common stock reserved for future grant or issuance under the 2013 Plan, which will become effective in connection with this offering;

•	556,000 shares of common stock reserved for future grant or issuance under the ESPP, which will become effective in connection with this offering; and

•	shares subject to the underwriters’ option to purchase 1,200,000 additional shares.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. Our historical net tangible book value (deficit) as of September 30, 2013 was $(146.2) million, or $(636.71) per share of our common stock. Historical net tangible book value (deficit) per share is determined by dividing the number of our outstanding shares of common stock into our total tangible assets (total assets less intangible assets) less total liabilities.

On a pro forma basis, immediately prior to consummation of this offering, our net tangible book value (deficit) at September 30, 2013 would have been $(0.2) million, or $(0.02) per share of our common stock after giving effect to (i) the conversion of all outstanding shares of our preferred stock with a book value of $140.6 million into 13,148,450 shares of our common stock; (ii) the conversion of our outstanding warrants to purchase 2,390,586 shares of preferred stock into warrants to purchase 1,426,646 shares of common stock and the resultant reclassification of our warrants liability of $5.3 million to additional paid-in capital, a component of stockholders’ (deficit) equity; and (iii) the termination of rights to repurchase 12,433 shares of restricted common stock and the resultant reclassification of our liability of $0.1 million to additional paid-in capital, a component of stockholders’ (deficit) equity.

Investors purchasing in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered in this offering at the initial public offering price of $15.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been $108.5 million, or $5.07 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $5.09 per share to existing stockholders, and an immediate dilution of $9.93 per share to investors purchasing in this offering.

The following table illustrates this per share dilution:

Initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of September 30, 2013	$(636.71)
Pro forma increase in net tangible book value (deficit) per share attributable to the conversion of all outstanding shares of our preferred stock into 13,148,450 shares of our common stock immediately prior to consummation of this offering	636.69

Pro forma net tangible book value (deficit) per share as of September 30, 2013	(0.02)
Increase in pro forma net tangible book value (deficit) per share attributable to investors purchasing in this offering	5.09

Pro forma as adjusted net tangible book value per share after this offering		5.07

Dilution per share to investors purchasing in this offering		$9.93

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2013, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing in this offering at the initial public offering price of $15.00 per share, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	13,378,095	63%	$141,730,211	54%	$10.59
Investors purchasing in this offering	8,000,000	37	120,000,000	46	15.00

Total	21,378,095	100%	$261,730,211	100%	$12.24

If the underwriters exercise their option to purchase 1,200,000 additional shares of our common stock in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $5.55 per share and the dilution to new investors purchasing common stock in the offering would be $9.45 per share.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options or warrants. If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by existing stockholders will be reduced to 59% of the total number of shares of common stock to be outstanding upon consummation of this offering, and the number of shares of common stock held by investors purchasing in this offering will be increased to 9,200,000 shares or 41% of the total number of shares of common stock to be outstanding upon consummation of this offering.

The table above excludes the following shares:

•	271,834 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2013, at a weighted average exercise price of $0.02 per share;

•

2,390,586 shares of preferred stock issuable upon exercise of outstanding warrants as of September 30, 2013, at a weighted-average exercise price of $4.40 per share, which will be converted into warrants to purchase an aggregate of 1,426,646 shares of our common stock, at a weighted average exercise price of $7.37 per share, upon closing of this offering;

•

2,470,708 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock under the 2006 Plan, as of September 30, 2013, at a weighted average exercise price of $2.39 per share (of which options to acquire 483,228 shares of common stock are vested as of September 30, 2013);

•	4,809,000 shares of common stock reserved for future grant or issuance under the 2013 Plan, which will become effective in connection with this offering;

•	556,000 shares of common stock reserved for future grant or issuance under the ESPP, which will become effective in connection with this offering; and

•	shares subject to the underwriters’ option to purchase 1,200,000 additional shares.

Our option holders and warrant holders may exercise the above referenced options and warrants in the future or we may make future grants under the above referenced plans. In addition, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options or shares of common stock are issued under the 2013 Plan or the ESPP or we issue additional shares of common stock or other equity securities in the future, there will be further dilution to investors purchasing in this offering.

SELECTED FINANCIAL DATA

You should read the selected financial data presented below in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included elsewhere in this prospectus. The selected financial data presented below under the heading “Statements of Operations Data” for the years ended December 31, 2011 and 2012 and the selected financial data presented below under the heading “Balance Sheet Data” as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data presented below under “Statements of Operations Data” for the nine months ended September 30, 2013 and 2012 and the selected financial data presented below under the heading “Balance Sheet Data” as of September 30, 2013 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period and our interim results are not necessarily indicative of results for a full year.

Statement of Operations Data:

	Years Ended December 31,		Nine Months Ended September 30,
(in thousands, except share and per share data)	2011	2012	2012	2013
			(Unaudited)
Sales	$—	$2,475	$218	$18,762
Cost of Sales	—	3,823	1,119	13,783

Gross profit	—	(1,348)	(901)	4,979
Operating expenses:
Selling, general and administrative	15,951	22,691	16,727	30,217
Research and development	8,261	9,009	7,019	7,733

Total operating expense	24,212	31,700	23,746	37,950
Operating loss	(24,212)	(33,048)	(24,647)	(32,971)
Total other income (expense), net	(1,298)	33	186	(6,554)

Net loss and comprehensive loss	$(25,510)	$(33,015)	$(24,461)	$(39,525)

Net loss per share, basic and diluted—as restated for the years ended December 31, 2011 and 2012:	$(149.87)	$(175.88)	$(133.97)	$(187.33)

Weighted average shares used to compute basic and diluted net loss per share—as restated for the years ended December 31, 2011 and 2012:	170,208	187,716	182,586	210,996

Pro forma net loss per share, basic and diluted (unaudited):(1)		$(5.99)		$(3.15)

Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited):(1)		5,213,504		12,542,462

(1)	The calculations for the unaudited pro forma net loss per share, basic and diluted, assume the conversion of all our outstanding shares of preferred stock and the termination of rights to repurchase shares of restricted common stock, as well as the conversion of convertible notes payable outstanding in 2012. Shares of common stock to be issued in this offering are excluded from this pro forma calculation.

Balance Sheet Data:

	As of December 31,		As of September 30,
(in thousands)	2011	2012	2013
			(Unaudited)
Cash and cash equivalents	$8,657	$17,163	$15,550
Working capital	$(6,876)	$10,762	$13,816
Property and equipment, net	$4,171	$8,989	$9,595
Total assets	$13,978	$39,817	$48,573
Notes payable	$12,857	$4,203	$29,348
Convertible preferred stock	$67,930	$124,638	$140,629
Total stockholders’ deficit	$(71,295)	$(106,052)	$(143,439)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the section entitled “Risk Factors” beginning on page 12 of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

We are a medical device company with an innovative approach to the design, development and commercialization of products for people with insulin-dependent diabetes. We designed and commercialized our flagship product, the t:slim Insulin Delivery System, or t:slim, based on our proprietary technology platform and unique consumer-focused approach. Our technology platform features our patented Micro-Delivery Technology, a miniaturized pumping mechanism which draws insulin from a flexible bag within the pump’s cartridge rather than relying on a syringe and plunger mechanism. It also features an easy-to-navigate embedded software architecture, a vivid color touchscreen and a micro-USB connection that supports both a rechargeable battery and t:connect, our data management application. Our innovative approach to product design and development is also consumer-focused and based on our extensive market research as we believe the user is the primary decision maker when purchasing an insulin pump. We also apply the science of human factors to our design and development process, which seeks to optimize our devices to the intended users, allowing users to successfully operate our devices in their intended environment. Leveraging our technology platform and consumer-focused approach, we develop products to address unmet needs of people in all segments of the large and growing insulin-dependent diabetes market.

The FDA cleared t:slim in November 2011. We commenced commercial sales of t:slim in the United States in the third quarter of 2012. For the year ended December 31, 2012, our sales were $2.5 million, and for the nine months ended September 30, 2013, our sales were $18.8 million. For the year ended December 31, 2012, our net loss was $33.0 million, and for the nine months ended September 30, 2013, our net loss was $39.5 million. Our accumulated deficit as of September 30, 2013 was $145.6 million. We consider the number of units shipped per quarter to be an important metric for managing our business. Since the launch of t:slim, the number of units shipped has increased each quarter, and we have shipped approximately 5,100 pumps as of September 30, 2013 broken down by quarter as follows:

For the Three Months Ended	Units Shipped
June 2012	9
September 2012	204
December 2012	844
March 2013	852
June 2013	1,363
September 2013	1,851

We believe we can achieve profitability because our proprietary technology platform will allow us to maximize efficiencies in the development, production and sales of our products. By leveraging our core technology, we believe we can develop and bring to market products rapidly and greatly reduce our design and development costs. We continue to increase production volume, reducing the per unit production cost for the t:slim pump and its disposable cartridge. Further, due to shared product design features, our production system is adaptable to new products and we intend to leverage our shared manufacturing infrastructure to reduce our product costs and drive operational efficiencies. By expanding our product offerings to address people in all segments of the large and growing insulin-dependent diabetes market, we believe we can increase the productivity of our sales force, thereby improving our operating margin.

From inception through September 30, 2013, we have primarily financed our operations through private preferred equity financings and, to a lesser extent, debt financings. We expect to continue to incur net losses for the next several years and may require additional capital through equity financings and debt financings in order to fund our operations to a level of revenues adequate to support our cost structure. We have experienced consecutive quarterly revenue growth since the commercial launch of t:slim in the third quarter of 2012, while incurring quarterly operating losses since our inception. Our operating results may fluctuate on a quarterly or annual basis in the future and our growth or operating results may not be consistent with predictions made by securities analysts. We may not be able to achieve profitability in the future. For additional information about the risks and uncertainties associated with our business, see the section entitled “Risk Factors” beginning on page 12 of this prospectus.

Components of Results of Operations

Sales

We commenced commercial sales of t:slim in the United States in the third quarter of 2012. The t:slim Insulin Delivery System is comprised of the t:slim pump and pump-related supplies that include disposable cartridges and infusion sets. We also offer accessories including protective cases, belt clips, and power adapters. Sales of accessories since commercial launch have not been material. Our primary customers are people with insulin-dependent diabetes. Similar to other durable medical equipment, the primary payor is generally third-party insurance carriers and the customer is usually responsible for any medical insurance plan copay or co-insurance requirements. Additionally, our products are sold to national and regional distributors on a non-exclusive basis. These distributors are generally providers of medical equipment and supplies to individuals with diabetes.

We anticipate our sales will increase as we expand our sales and marketing infrastructure, increase awareness of our products and broaden third party reimbursement for our products. We also expect that our sales will fluctuate on a quarterly basis in the future due to a variety of factors, including seasonality and the impact of the buying patterns of our distributors and other customers. We believe that our sales are subject to seasonal fluctuation due to the impact of annual deductible and coinsurance requirements associated with most medical insurance plans utilized by our individual customers and the individual customers of our distributors. Our sales may also be influenced by the summer vacation period. Accordingly, we expect sequential growth of sales from the third quarter to the fourth quarter to be relatively higher than for other quarter-to-quarter growth, and we also expect sequential growth of sales from the fourth quarter to the first quarter to be relatively lower than for other quarter-to-quarter growth.

Cost of Sales

We manufacture the t:slim pump and its disposable cartridge at our manufacturing facility in San Diego, California. Infusion sets and t:slim accessories are manufactured by third-party suppliers. Cost of sales includes raw materials, labor costs, manufacturing overhead expenses and reserves for expected warranty costs, scrap and inventory obsolescence. Due to our relatively low production volumes of the t:slim pump and its disposable cartridge, compared to our potential capacity for those products, the majority of our per unit costs are manufacturing overhead expenses. These expenses include quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment and information technology and operations supervision and management.

We expect our overall gross margin, which is calculated as sales less cost of sales for a given period divided by sales, to fluctuate in future periods as a result of the changing percentage of products sold to distributors versus directly to individual customers, changing mix of products sold with different gross margins, changes in our manufacturing processes or costs and increased manufacturing output. Any new products that we sell in the future may change our future gross margins. Manufacturing inefficiencies will also impact our gross margins, which we may experience as we attempt to manufacture our products on a larger scale, change our manufacturing capacity or output, and adjust to expanding our manufacturing facilities.

Selling, General and Administrative

We expect our selling, general and administrative, or SG&A, expenses, to increase as our business expands. Our SG&A expenses primarily consist of salary, fringe benefits and share-based compensation for our executive, financial, marketing, sales, business development, regulatory affairs and administrative functions. Other significant expenses include product demonstration samples, trade show expenses, professional fees for contracted clinical diabetes educators, outside legal counsel, independent auditors and other outside consultants, insurance, facilities and information technologies expenses.

Research and Development

We expect our research and development, or R&D, expenses, to increase as we initiate and advance our development projects. Our R&D activities primarily consist of engineering and research programs associated with our products under development as well as R&D activities associated with our core technologies and processes. R&D expenses are primarily related to employee compensation, including salary, fringe benefits, share-based compensation and temporary employee expenses. We also incur significant expenses for supplies, development prototypes, outside design and testing services and milestone payments under our development and commercialization agreement with DexCom.

Other Income and Expenses

Our other income and expenses primarily consist of interest expense and amortization of debt discount associated with term loan agreements and convertible notes payable, and the change in the fair value of outstanding common and preferred stock warrants. At September 30, 2013, there was $30 million outstanding principal under our term loan with Capital Royalty Partners, which accrues interest at a rate of 14% per annum.

Results of Operations

	Year Ended December 31,		Nine Months Ended September 30,
(in thousands except percentages)	2011	2012	2012	2013
			(Unaudited)
Sales	$—	$2,475	$218	$18,762
Cost of sales	—	3,823	1,119	13,783

Gross profit	—	(1,348)	(901)	4,979
Gross margin	—	(54% )	(413% )	27%
Operating expenses:
Selling, general and administrative	15,951	22,691	16,727	30,217
Research and development	8,261	9,009	7,019	7,733

Total operating expenses	24,212	31,700	23,746	37,950

Operating loss	(24,212)	(33,048)	(24,647)	(32,971)
Other income (expense), net:
Interest and other income	14	2	2	1
Interest and other expense	(542)	(2,525)	(2,420)	(3,543)
Change in fair value of stock warrants	(770)	2,556	2,604	(3,012)

Total other income (expense), net	(1,298)	33	186	(6,554)

Net loss and comprehensive loss	$(25,510)	$(33,015)	$(24,461)	$(39,525)

Comparison of Nine Months Ended September 30, 2013 and 2012

Sales. We began selling our products in the third quarter of 2012. Sales for the nine months ended September 30, 2013 and 2012 were $18.8 million and $0.2 million, respectively. Sales from the t:slim pump accounted for 91% and 87% of sales, respectively, for the nine months ended September 30, 2013 and 2012 while pump-related supplies primarily accounted for the remainder in each period. Sales of accessories were not material in either period. The commercialization of the t:slim pump and pump-related supplies and accessories initially involved a sales force of limited size. During the first nine months of 2013, we expanded our sales force to 36 sales representatives, plus additional sales management, field clinical specialists and customer support personnel. For the nine months ended September 30, 2013, approximately 71% of our sales were made to distributors. As the percentage of our sales sold to distributors decreases, we expect our average selling price to increase.

Cost of Sales and Gross Profit. Our cost of sales for the first nine months of 2013 was $13.8 million resulting in gross profit of $5.0 million, compared to $1.1 million in cost of sales recognized in the same period in 2012 resulting in a negative gross profit of $0.9 million. The gross margin for the first nine months of 2013 was 27%. We have experienced, and may continue to experience, unanticipated decreases in productivity and other losses due to inefficiencies relating to the scale-up of manufacturing capacity and reliance on outside suppliers for key components in the manufacture of our products. This could continue to result in lower than expected manufacturing output and higher than expected product costs.

As we are in the early stages of commercialization, and since we have not yet been able to take advantage of economies of scale in our manufacturing, our gross margins reflect the absorption of overhead as the largest component of costs. Our gross margin on the t:slim pump was higher than our gross margin on pump-related supplies for the nine months ended September 30, 2013 and is expected to remain higher in the future. Our future gross margins will be impacted by numerous factors including, the percentage of products sold to distributors as compared to individual customers, our ability to negotiate favorable reimbursement with insurance payors, the mix of products sold and the gross margins associated with those products, and our ability to realize manufacturing efficiencies as our actual production volume increases.

Selling, General and Administrative Expenses. SG&A expenses increased 81% to $30.2 million for the nine months ended September 30, 2013 from $16.7 million for the same period of 2012. At September 30, 2013, our headcount for sales, general and administrative functions totaled 192 employees, compared with 75 at September 30, 2012. The increase in SG&A expenses was primarily associated with increased costs as we began selling our products in the third quarter of 2012 and the continued expansion of our commercial operations during the first nine months of 2013. Employee-related expenses for our sales, general and administrative functions comprise the majority of the SG&A expenses. Such employee-related expenses increased $11.8 million during the first nine months of 2013 compared to the same period during 2012, including an increase of $1.3 million in stock-based compensation associated with equity awards to SG&A employees. SG&A expenses also increased $3.5 million associated with marketing and promotional activities, tradeshows, travel expenses and technological support. The overall increase was offset by a reduction of $1.8 million relating to the acquisition of patent rights for non-commercialized products.

We expect SG&A expenses to increase in 2013 as compared to 2012 as we continue to increase our sales, marketing, clinical education, technical service and general administration resources to build our direct sales, distribution and administrative infrastructure in the United States. We also expect other non-employee-related costs, including sales and marketing program activities for our new products, outside services and accounting and general legal costs to increase as our overall operations grow. The timing of these increased expenditures and their magnitude are primarily dependent on the commercial success and sales growth of our products, as well as on the timing of any new product launches and our assessment of resources to address new market segments within the diabetes industry. In addition, we expect to incur increased SG&A expenses in connection with our becoming a public company, which may increase further when we are no longer able to rely on the “emerging growth company” exemption we are afforded under the JOBS Act.

Research and Development Expenses. R&D expenses increased 10% to $7.7 million for the nine months ended September 30, 2013 from $7.0 million for the same period of 2012. The increase in R&D expenses for the first nine months of 2013 consisted primarily of an increase of $1.3 million in employee-related expenses, as well as an increase of $0.5 million in supplies and facilities expenses, offset by a $1.0 million decrease in collaboration milestone payments. We expect our R&D expenses to increase in 2013 as compared to 2012 as we continue to advance our t:flex and t:sensor development projects. We also have potential milestone-based payments totaling $2.0 million that could be paid to DexCom under our development and commercialization agreement.

Other Income (Expense). Other income (expense) increased to ($6.6) million for the nine months ended September 30, 2013 from $0.2 million for the same period of 2012. Interest and other expense for the first nine months of 2013 was primarily associated with the term loan agreement we executed with Capital Royalty Partners in December 2012, under which we can draw up to $45 million at a rate of 14% per annum, payable on a quarterly basis. In January 2013, $30 million was drawn under the agreement. Interest and other expense for the nine months ended September 30, 2012 related to convertible notes payable to certain stockholders at a rate of 8% per annum that were converted to Series D preferred stock in August 2012, and interest paid on a $5 million loan from Silicon Valley Bank entered into in March 2012 at a rate ranging from 7.5% to 10% per annum. We used proceeds from the Capital Royalty Partners loan to repay all amounts outstanding under the Silicon Valley Bank loan in January 2013.

The increase in fair value of the stock warrants was $3.0 million for the nine months ended September 30, 2013 compared to a decrease of $2.6 million for the same period of 2012. The change was due to the revaluation of the fair value of the common and preferred stock warrants.

Comparison of Year Ended December 31, 2012 and 2011

Sales. We began selling our products in the third quarter of 2012. Sales for 2012 were $2.5 million. There were no sales for 2011. Sales from the t:slim pump and pump-related supplies accounted for 91% and 9% of sales, respectively, for 2012. Sales of accessories were not material for 2012.

Cost of Sales and Gross Profit. Our cost of sales for 2012 was $3.8 million resulting in gross loss of $1.3 million. The gross margin for 2012 was (54%). There were no costs of sales for 2011. The negative gross margin in 2012 resulted primarily from the initial scale up of manufacturing where our initial fixed and variable overhead costs were allocated to small sales volume and manufacturing output.

Selling, General and Administrative Expenses. SG&A expenses increased 42% to $22.7 million for 2012 from $16.0 million for 2011. At December 31, 2012, our headcount for sales, general and administrative functions totaled 87 employees, compared with 49 at December 31, 2011. The increase in SG&A expenses was primarily related to increased costs associated with the August 2012 initiation of commercial operations that included the establishment of a sales force, customer and technical support functions and marketing personnel and programs. During 2012, employee-related expenses increased $3.9 million and facilities and information technologies expense related to the selling, general and administrative functions increased $1.3 million. Additionally, we expensed $1.8 million relating to the acquisition of patent rights for non-commercialized products.

Research and Development Expenses. R&D expenses increased 9% to $9.0 million for 2012 from $8.3 million for 2011. The increase in R&D expenses for 2012 was primarily due to a $1.0 million milestone payment under a collaborative agreement.

Other Income (Expense). Other income (expense) increased to $33,000 for 2012 from ($1.3) million for 2011. Interest and other expense for 2012 was primarily related to interest associated with convertible notes payable to certain stockholders at a rate of 8% per annum that were converted to Series D preferred stock in August 2012, and interest paid on a $5 million loan from Silicon Valley Bank entered into in March 2012 at a rate ranging from 7.5% to 10% per annum. Interest and other expense for 2011 was primarily related to interest associated with the convertible notes issued in August 2011, which were subsequently converted to Series D preferred stock in August 2012.

The decrease in fair value of the stock warrants was $2.6 million for 2012 compared to an increase of $0.8 million for 2011. The change was due to the revaluation of the fair value of the preferred stock warrants.

Liquidity and Capital Resources

At September 30, 2013, we had $15.6 million in cash and cash equivalents. We believe that our available cash, proceeds from this offering, cash available under our term loan agreement and proceeds from the exercise of options will be sufficient to satisfy our liquidity requirements for at least the next 18 months, except in the event that we determine to accelerate repayment of outstanding term debt. We expect that our sales performance and the resulting operating income or loss, as well as the status of each of our new product development programs, will significantly impact our cash management decisions. We have utilized, and may continue to utilize, debt arrangements with debt providers and financial institutions to finance our operations. Factors such as interest rates and available cash will impact our decision to continue to utilize debt arrangements as a source of cash.

Historically, our sources of cash have included private placements of equity securities, debt arrangements, and cash generated from operations, primarily from the collection of accounts receivable resulting from sales. Our historical cash outflows have primarily been associated with cash used for operating activities such as the purchase and growth of inventory, expansion of our sales and marketing and R&D activities and other working capital needs; the acquisition of intellectual property; and expenditures related to equipment and improvements used to increase our manufacturing capacity, and improve our manufacturing efficiency and for overall facility expansion.

The following table shows a summary of our cash flows for the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013:

	Years Ended December 31,		Nine Months Ended September 30,
(in thousands)	2011	2012	2012	2013
			(Unaudited)
Net cash provided by (used in):
Operating activities	$(21,547)	$(33,471)	$(23,583)	$(34,931)
Investing activities	5,879	(5,529)	(4,675)	(4,530)
Financing activities	13,179	47,506	27,237	37,848

Total	$(2,489)	$8,506	$(1,021)	$(1,613)

Operating activities. The increase in net cash used in operating activities for the 2011 and 2012 periods presented was primarily associated with increased costs associated with the initiation of commercial operations in August 2012 and, for the 2013 period, with continued expansion during the first nine months of 2013. Our employee headcount, employee-related expenses and working capital needs, including accounts receivable and inventory, increased significantly as a result of our initiation of commercial operations.

Investing activities. Net cash provided by investing activities in 2011 was primarily related to the sale of securities used to fund our other operating activities. Net cash used in investing activities for the other periods was primarily related to the purchase of capital equipment and the acquisition or licensing of patents.

Financing activities. Net cash provided by financing activities for the periods presented related primarily to the issuance of convertible notes payable and Series D preferred stock at various dates between August 2012 and April 2013, as well as the execution and drawdown of cash under term loan agreements.

Our liquidity position and capital requirements are subject to a number of factors. For example, our cash inflow and outflow may be impacted by the following:

•	fluctuations in gross margins and negative operating margins;

•	our ability to generate sales; and

•	fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

•	support of our commercialization efforts related to our current and future products;

•	improvements in our manufacturing capacity and efficiency;

•	new research and product development efforts;

•	payment of quarterly interest due under our term debt agreement;

•	the acquisition of equipment and other fixed assets;

•	facilities expansion needs; and

•	potential up-front, milestone or reimbursement of costs payments under R&D collaborations.

Although we believe the foregoing items reflect our most likely uses of cash in the short-term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. For a discussion of other factors that may impact our future liquidity and capital funding requirements, see “Risk Factors—Risks Related to our Financial Results and Need for Financing” beginning on page 24 of this prospectus.

Indebtedness

Capital Royalty Partners Term Loan

In December 2012, we executed a term loan agreement with Capital Royalty Partners II L.P. and Capital Royalty Partners II – Parallel Fund “A” L.P., together, Capital Royalty Partners, providing us access to up to $45 million under the arrangement, of which $30 million was available in January 2013, and an additional amount up to $15 million is available upon our achievement of a revenue-based milestone if achieved during 2013. Subject to our achievement of the revenue-based milestone, we can elect to draw any amount between $8 million and $15 million at our discretion. In January 2013, $30 million was drawn under the agreement, the proceeds of which were used to repay all amounts outstanding under our $5 million loan from Silicon Valley Bank. As of September 30, 2013, we did not have the ability to draw the additional amount. In October 2013, we notified Capital Royalty Partners that we achieved the milestones required to draw the additional $15 million based on our performance through September 30, 2013. Subject to Capital Royalty Partners’ confirmation of our milestone achievement, we may elect to draw the additional $15 million in the future. The loan accrues interest at an annual rate of 14%. Interest-only payments are due quarterly at March 31, June 30, September 30 and December 31 of each year during 2013 and 2014. Thereafter, in addition to interest accrued during the period, quarterly payments must also include an amount equal to the outstanding principal at December 31, 2014 divided by the remaining number of quarters prior to the maturity of the loan, which is December 31, 2017. If Capital Royalty Partners confirms we have achieved the revenue milestone, the interest only payment period would be extended to December 31, 2015, and thereafter, in addition to interest accrued during the period, the quarterly payments must also include an amount equal to the outstanding principal at December 31, 2015 divided by the remaining number of quarters prior to the end of the term of the loan. While interest on the loan is accrued at 14% per annum, we may elect to make interest-only payments at 11.5% per annum. If we make such an election, the unpaid interest is added to the principal of the loan and is subject to accruing interest. We have not elected to utilize this loan feature. The agreement provides for prepayment fees of 5% of the outstanding balance of the loan if the loan is repaid prior to April 1, 2014. The prepayment fee is reduced 1% per year for each subsequent year until maturity. The loan is collateralized by all of our assets. Additionally, the terms of the term loan agreement contain various affirmative and negative covenants. Among them, we must attain minimum annual revenues of $25 million in 2013, $50 million in 2014, $75 million in 2015 and $100 million thereafter. At December 31, 2012 and September 30, 2013, we were in compliance with all of the covenants. We expect to meet the minimum annual revenue covenant of $25 million in 2013. In the event of our breach of the agreement, we may not be allowed to draw additional amounts under the agreement, and we may be required to repay any outstanding amounts earlier than anticipated.

Silicon Valley Bank Revolving Line of Credit

In January 2013, we entered into an amended loan agreement with Silicon Valley Bank, making available a two year revolving line of credit in the amount up to the lesser of $1.5 million or 75% of eligible accounts receivable. Once we achieve a revenue-based milestone we have the ability to increase the line of credit limit to 75% of eligible accounts receivable. Interest-only payments at a rate of 6% per annum are payable monthly through the maturity date 24 months from the initial borrowing. Loans drawn under the agreement are secured by our eligible accounts receivable and proceeds therefrom. Additionally, the terms of the revolving line of credit contain various affirmative and negative covenants. There were no amounts outstanding under this line of credit as of December 31, 2012 and September 30, 2013. In the event of our breach of the agreement, we may not be allowed to draw amounts under the agreement, and, to the extent we have any amounts outstanding at the time of any breach, we may be required to repay such amounts earlier than anticipated.

Contractual Obligations & Commitments

The following table summarizes our long-term contractual obligations as of December 31, 2012.

	Payments Due by Period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligation relating to our facility(1)	$7,447	$1,628	$3,337	$2,482	$—
Silicon Valley Bank term loan, including interest(2)	4,653	4,653	—	—	—
License fees	4,000	2,000	2,000	—	—
Firm purchase commitments	1,200	1,200	—	—	—

Total contractual obligations(3)	$17,300	$9,481	$5,337	$2,482	$—

(1)

As of December 31, 2012, we leased approximately 66,000 square feet for office, manufacturing and laboratory space in San Diego, California under an operating lease, or the First Lease, that expires in May 2017. On November 5, 2013, we entered into an extension of the First Lease and concurrently entered into a separate lease agreement, the Second Lease, for up to approximately an additional 41,000 square feet for office, laboratory and warehousing space in close proximity to our other facilities. We expect to occupy approximately 24,000 square feet under the Second Lease beginning in the first half of 2014, and to occupy the remaining portion of the space under the Second Lease within 12 months thereafter. The First Lease and Second Lease will both expire concurrently approximately 60 months following the date we occupy the first portion of the space associated with the Second Lease. Under the terms of the amended First Lease and the Second Lease, we now estimate that the operating lease obligations relating to our facility in the above table will increase by:

$1.2 million for the period 1-3 years following December 31, 2012;

$3.3 million for the period 3-5 years following December 31, 2012; and

$4.3 million for the period more than 5 years following December 31, 2012.

(2)	In March 2012, we entered into a $5.0 million term loan with Silicon Valley Bank to finance our working capital and capital expenditure needs. The loan was to be repaid in 24 equal monthly installments. In conjunction with the Capital Royalty Partners term loan closing in January 2013, all principal, interest due and pre-payment fee amounts due under the Silicon Valley Bank term loan were paid by us.
(3)	In January 2013, $30.0 million was drawn under the term loan agreement with Capital Royalty Partners. Unless repaid sooner, the aggregate amount that will become due under the term loan agreement, inclusive of interest, is $45.4 million, with $4.4 million due in less than 1 year, $17.9 million due in 1-3 years, $23.1 million due in 3-5 years and $0 due in more than 5 years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Our cash and cash equivalents include cash in readily available checking and money market accounts, as well as a certificate of deposit. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. Additionally, the interest rate on our Capital Royalty Partners term loan, is fixed and not subject to changes in market interest rates.

Related Parties

For a description of our related party transactions, see “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies Involving Management Estimates and Assumptions

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about our financial condition and results of operations that are not readily apparent from other sources. Actual results may differ from these estimates.

While our significant accounting policies are more fully described in Note 1 to our financial statements included in this prospectus, we believe that the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Our revenue is generated from the sales in the United States of the t:slim pump, disposable cartridges and infusion sets to individual customers and third-party distributors that re-sell our product to diabetes insulin-dependent diabetes customers. We are paid directly by customers who use our products, distributors and third party-payors.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and title passed, the price is fixed or determinable, and collectability is reasonably assured. These criteria are applied as follows:

•	The evidence of an arrangement generally consists of contractual arrangements with distributors or direct customers.

•	Transfer of title and risk and rewards of ownership are passed upon shipment of the pump to distributors or upon delivery to the customer.

•

The selling prices are fixed and agreed upon based on the contracts with distributors, the customer and contracted insurance payors, if applicable. For sales to customers associated with insurance providers for whom we do not have a contract with, we recognize revenue upon collection of cash at which time the price is determinable. We do not offer rebates to our distributors and customers.

•	We consider the overall creditworthiness and payment history of the distributor, customer and the contracted payor in concluding whether collectability is reasonably assured.

Prior to the first quarter of 2013, t:slim sales were recorded as deferred revenue until our 30-day right of return expired because we did not have sufficient history to be able to reasonably estimate returns. At December 31, 2012, we had $1.9 million recorded as deferred revenue. Beginning in the first quarter of 2013, we began recognizing t:slim revenue when all the revenue recognition criteria above are met, as we established sufficient history in order to reasonably estimate product returns. As a result of this change, we recorded a one-time adjustment during the nine months ended September 30, 2013, to recognize previously deferred revenue and cost of sales of $1.9 million and $1.1 million, respectively.

Revenue Recognition for Arrangements with Multiple Deliverables

We consider the deliverables in our product offering as separate units of accounting and recognize deliverables as revenue upon delivery only if (i) the deliverable has standalone value and (ii) if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is probable and substantially controlled by us. We allocate consideration to the separate units of accounting, unless the undelivered elements were deemed perfunctory and inconsequential. We use the relative selling price method, in which allocation of consideration is based on vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, or if VSOE and TPE are not available, management’s best estimate of a standalone selling price, or ESP, for the undelivered elements.

In February 2013, the FDA cleared t:connect, our cloud-based data management application, which is made available upon purchase by t:slim customers. This service is deemed an undelivered element at the time of the t:slim sale. Because we have neither VSOE nor TPE for this deliverable, the allocation of revenue is based on our ESP. We establish our ESP based on estimated cost to provide such services, including consideration for a reasonable profit margin and corroborated by comparable market data. We allocate fair value based on management’s ESP to this element at the time of sale and are recognizing the revenue over the four year hosting period. At September 30, 2013, $0.2 million was recorded as deferred revenue for the t:connect hosting service. All other undelivered elements at the time of sale are deemed inconsequential or perfunctory.

Product Returns

We offer a 30-day right of return for our t:slim customers from the date of shipment, provided a physician’s confirmation of the medical reason for the return is received. Estimated return allowances for sales returns are based on historical return quantities as compared to t:slim pump shipments in the same period. The return rate is then applied to the sales of the period to establish a reserve at the end of the period. The return rates used in the reserve are adjusted for known or expected changes in the marketplace when appropriate. As of December 31, 2012, we lacked sufficient historical data to establish an estimated return allowance and as such we deferred our t:slim sales of $1.9 million that were subject to return as of that date. Our allowances for sales returns at September 30, 2013 was $0.1 million. Actual product returns have not differed materially from estimated amounts reserved.

Warranty Reserve

We provide a four-year warranty on the t:slim pump to our end user customers and may replace any pumps that do not function in accordance with the product specifications. Additionally, we offer a six month warranty on t:slim cartridges and infusion sets. Estimated warranty costs are recorded at the time of shipment. We estimate warranty costs based on the current product cost, actual experience and expected failure rates from test studies we performed in conjunction with the clearance of our product with the FDA to support the longevity and reliability of t:slim. We evaluate the reserve quarterly and make adjustments when appropriate. At December 31, 2012 and September 30, 2013, the warranty reserve was $0.3 million and $1.0 million, respectively. Actual warranty costs have not differed materially from estimate amounts reserved.

Inventory Reserve

We periodically review inventories for potential impairment based on quantities on hand, expectations of future use, judgments based on quality control testing data and assessments of the likelihood of scrapping or obsoleting certain inventories.

Capitalized Intellectual Property

We capitalize costs associated with the purchase or licensing of patents associated with our commercialized products. We review our capitalized patent costs periodically to determine that they have future value and an alternative future use. We evaluate costs related to patents that we are not actively pursuing and write off any such costs. We amortize patent costs over their estimated useful lives of 10 years, beginning with the date the patents are issued or acquired.

In July 2012, we entered into an agreement with Smiths Medical ASD, Inc. pursuant to which we were granted certain rights to patents and patent applications. Included in these rights are patents related to our commercialized products as well as patents that relate to our products in development or future products. As consideration for these rights, we agreed to pay $5.0 million in license fees and a percentage of any associated sublicense revenues we may receive. As of September 30, 2013, we have paid $3.0 million of the $5.0 million in license fees. To determine the fair value of the licensed and purchased intellectual property, we applied a combination of royalty-relief and cost valuation approaches depending on the type of the patents. For the group of patents related to the commercialized products, we utilized the relief from royalty approach. Significant inputs in the valuation model included our projected revenues, estimated weighted average cost of capital, risk premium associated with the asset, and current market comparable royalty rates. For the patents associated with products in development, the cost approach was applied which utilized the costs associated with the filing and issuance of the patent to estimate the patent’s fair value. We used the relative fair values to allocate the purchase price between the two groups of patents. The fair value associated with the patents related to the commercialized products of $3.2 million was capitalized and is amortized over the weighted average patent remaining life of 10 years. The fair value associated with the rest of the patents of $1.8 million was expensed at the time of the contract execution and is recorded in the SG&A expenses line item in the statement of operations.

Stock-Based Compensation

We account for stock-based compensation by measuring and recognizing compensation expense for all stock-based payments made to employees and directors using an option pricing model for determining grant date fair values. We use the straight-line single option method to recognize compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period. We estimate the fair value of our stock-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes model requires the input of subjective assumptions, including the risk-free interest rate, expected dividend yield, expected volatility, expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

The assumptions used in the Black-Scholes option pricing model are as follows:

	Year ended December 31,		Nine Months ended September 30,
	2011	2012	2012	2013
Risk-free interest rate	1.6%	1.1%	1.1%	1.1%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	69.7%	70.2%	70.2%	76.6%
Expected term (in years)	6.0	6.0	6.0	5.6

Common Stock Value

We are required to estimate the fair value of our common stock when granting options to purchase shares of our common stock. We typically use the Black-Scholes option pricing model to perform these calculations. Using this model, the fair value of our common stock is determined on each grant date by our board of directors, with input from management. Options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Our assessments of the fair value of our common stock were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors to determine the fair value of our common stock, including: the conclusions of contemporaneous valuations of our common stock by an independent third-party valuation specialist, external market conditions affecting the medical device industry, trends within the medical device industry, the superior rights and preferences of our preferred stock relative to our common stock at the time of each grant, our results of operations and financial position, our stage of development and business strategy, our ability to commercialize our product, the lack of an active public market for our common and our preferred stock, and the likelihood of achieving a liquidity event such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions.

The contemporaneous valuation analysis of our common stock has been prepared in accordance with the guidelines in the AICPA Practice Guide. These guidelines prescribe certain valuation approaches for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to common stock, such as the option pricing method, or OPM, current value method, and probability-weighted expected return method. The enterprise valuation approaches and methodologies used by our third-party valuation specialists are further described below.

Valuation approaches.

•

Discounted Cash Flow Method, or DCF. The discounted cash flow method estimates the value of the business by discounting the estimated future cash flows available for distribution after funding internal needs to present value.

•

Guideline Company Method. The guideline public company market approach estimates the value of a business by comparing a company to similar publicly-traded companies. When selecting the comparable companies to be used for the market approaches under this method, we focused on companies within the medical device industry. The mix of comparable companies was reviewed at each valuation date to assess whether to add or delete companies.

•

Guideline Transaction Method. The guideline transaction market approach estimates the value of a business based on valuations from selected mergers and acquisitions transactions for companies with similar characteristics.

The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The cost approach was not utilized in the valuations.

Allocation of Enterprise Value.

•

Option pricing method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each class of equity. The values of the preferred and common stock are inferred by analyzing these options.

•

Hybrid method. the hybrid method is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future enterprise values, considering various exit strategies, as well as the economic and control rights of each share class.

The key subjective factors and assumptions used in our valuations primarily consisted of: (i) the selection of the appropriate valuation model, (ii) the selection of the appropriate market comparable transactions, (iii) the selection of the appropriate comparable publicly-traded companies, (iv) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (v) the probability and timing of the various possible liquidity events, (vi) the estimated weighted average cost of capital and (vii) the discount for lack of marketability of our common stock.

At each valuation date, we used our then current budget or forecast, as approved by our board of directors, to determine our estimated financing needs and forecasted cash balances for each exit scenario and exit date. We then estimated the probability and timing of each potential liquidity event based on management’s best estimate taking into consideration all available information as of the valuation date, including the stage of development and commercialization of our product, our expected near-term and long-term funding requirements, and an assessment of the current financing and medical device industry environments at the time of the valuation.

Discussion of Specific Valuation Inputs

Over time, a combination of factors caused changes in the fair value of our common stock. The following summarizes the changes in value from January 1, 2012 to October 3, 2013 and the major factors that caused each change. We completed a 1 for 20 reverse stock split of our common and preferred stock in July 2012. We expect to complete a 1 for 1.6756 reverse stock split of our common stock in connection with this offering. The following discussion reflects the effect of the reverse stock splits on options granted prior to such date. For a discussion of certain recent equity awards that will be awarded effective upon the pricing of this offering, see “Management—Director Compensation” and “Executive Compensation—Compensation Elements—Equity-Based Awards” and “—Stock Incentive Plans”.

January 2012 through July 2012. In November 2011, we received FDA clearance to market t:slim. Although we had received FDA clearance, there were still significant obstacles to our ability to successfully launch our product. Specifically, we lacked appropriate financial resources to begin commercial activities in a medical device industry that is intensely competitive, subject to rapid change and significantly affected by new product introductions. In addition, most of our competitors have greater resources than we do, which may make it more difficult for us to achieve significant market share and we may not secure or retain adequate coverage or reimbursement for our product by third-parties. However, we anticipated securing significant financial resources and commercially launching t:slim in July 2012 with a large sales force. This information was utilized when applying the DCF Method and an OPM allocation method to our common stock as it continued to be too speculative to determine the potential liquidity options that might become available to us without proven market acceptance of our product. As a result of the developments in our business and applying the common stock valuation methodology described above, the board of directors determined the fair value of our common stock was $25.13 per share for option grants in January 2012, February 2012 and March 2012 based, in part, on a December 31, 2011 third-party valuation report.

August 2012 through April 2013. In July 2012, we revised our product launch strategy to initially launch t:slim in August 2012 with a smaller sales force than planned earlier in 2012. As a result, the DCF analysis was materially impacted. Also, in July 2012, our board of directors approved a 1 for 20 reverse stock split of our common and preferred stock. In August 2012 and November 2012, we completed offerings of an aggregate of 13,033,563 shares of Series D preferred stock that resulted in the infusion of $30.9 million in net proceeds and the conversion of outstanding 2011 and 2012 convertible notes with a principal and interest balance totaling $26.4 million. The offering significantly diluted all holders of previous series of preferred stock and holders of common stock. Further dilution of the common stock occurred with a subsequent closing of the Series D preferred stock in April 2013. We began shipping our products in August 2012 and began focused selling efforts in October 2012. We began to have better insight into the market’s acceptance of our product and expanded our sales force during the first half of 2013. On April 1, 2013, we completed a final close of our Series D preferred stock and obtained a third-party valuation report that, after considering the impact of the Series D preferred stock financing, applied the DCF Method and an OPM allocation method to determine the fair value of our common stock. Based in part on this report, the board of directors determined the fair value of our common stock to be $1.11 per share. In May 2013, we began to evaluate the probability and timing of our next financing, including a potential IPO. This resulted in a change in valuation methodology from the OPM allocation method to the hybrid method. The fair value of our common stock as of March 31, 2013 was reassessed based on three potential scenarios to arrive at a concluded common stock value—non-IPO or stay private, early IPO and late IPO. The non-IPO or stay private scenario was weighted at 70%, the early IPO scenario at 20% and the late IPO scenario at 10%. The applied discount for lack of marketability was 30% in the non-IPO or stay private scenario, 19% in the early IPO scenario and 19% in the late IPO scenario in determining the value of our common stock as of March 31, 2013. As a result of the new developments in our business, the Series D preferred financing completed on April 1, 2013 and the application of the new common stock valuation methodology described above, the board of directors determined the fair value of our common stock to be $4.96 per share as of March 31, 2013 based, in part, on a July 31, 2013 third-party valuation report that was made retroactive to March 31, 2013. From our March 31, 2013 to our April 23, 2013 grant date the fair value of our common stock remained materially consistent as we did not have any material operational or development milestones that would cause material changes in our overall enterprise value. Accordingly, for grants made in April 2013, we used a valuation of $1.11 per share because formal discussions of a potential IPO had not begun until after such meeting and the retroactive valuation report was not received until July 31, 2013.

May 2013 through July 2013. From May 2013 to July 2013, the same Hybrid method valuation methodology was used. The fair value of our common stock beginning on May 1, 2013 was based on three potential scenarios to arrive at a concluded common stock value – non-IPO or stay private, early IPO and late IPO. The non-IPO or stay private scenario was weighted at 50%, the early IPO scenario at 40% and the late IPO scenario at 10%. The applied discount for lack of marketability was 30% in the non-IPO or stay private scenario, 18% in the early IPO scenario and 18% in the late IPO scenario in determining the value of our common stock as of June 30, 2013. For grants made in June 2013, our board of directors determined the fair value of the common stock to be $1.11 per share. Subsequently, based, in part, on an independent valuation report we received on July 31, 2013, our board of directors determined the fair value of our common stock at June 30, 2013 to be $6.33 per share.

August 2013 through September 2013. For grants made on August 6 and 16, 2013 and September 6 and 23, 2013, our board of directors determined the fair value of our common stock to be $6.77 per share based, in part, on an independent valuation report as of July 31, 2013. We continued to use the Hybrid Method valuation methodology for our valuation and the same three potential scenarios to arrive at a concluded common stock value. We weighted the non-IPO or stay private scenario at 45%, the early IPO at 45% and the late IPO at 10%. The applied discount for lack of marketability was 26% in the non-IPO or stay private scenario, 11% in the early IPO scenario and 16% in the late IPO scenario in determining the fair value of the common stock.

October 2013. For grants made on October 3, 2013, our board of directors determined the fair value of our common stock to be $8.01 per share based, in part, on an independent valuation report as of September 30, 2013. We continued to use the Hybrid Method valuation methodology for our valuation performed and the same three potential scenarios to arrive at a concluded common stock value. We weighted the non-IPO or stay private scenario at 30%, the early IPO at 55% and the late IPO at 15%. The probability applied to the IPO scenarios increased from the prior valuation in light of our ongoing progress with respect to, and the perceived likelihood of completing, this offering. The applied discount for lack of marketability was 25% in the non-IPO or stay private scenario, 10% in the early IPO scenario and 14% in the late IPO scenario in determining the fair value of the common stock.

Initial Public Offering Estimated Price Range.

On October 29, 2013, we determined an estimated price range of $13.00 per share to $15.00 per share for this offering. As is typical in initial public offerings, the price range was not derived using a formal determination of fair value, but instead was determined primarily through negotiation between our underwriters and us. Among the factors that we considered in setting the estimated price range for the offering were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings by companies in the healthcare industry, and by companies conducting initial public offerings generally;

•	the recent market prices of, and the demand for, publicly-traded common stock of companies in our industry, and public companies generally;

•	the general condition of the securities markets;

•	an assumption that there would be a receptive public trading market for medical device companies such as ours;

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus; and

•	discussions with the underwriters concerning the potential valuation of our company.

The midpoint of the estimated price range for this offering of $14.00 per share reflected a significant increase over the valuation of our common stock as determined by our board of directors as of September 30, 2013, which was $8.01 per share. We believe that the price difference is primarily attributable to the fact that the methodology for determining the two prices is different in important ways, including the following:

•

The fair value of our common stock as of September 30, 2013 was determined by our board of directors based, in part, on the consideration of an independent valuation report that considered multiple liquidity scenarios with different probability weightings, along with the application of a present value discount factor and a discount for lack of marketability. The different probability weightings were determined by us using qualitative, subjective judgment to estimate the likelihood of each scenario occurring as discussed under the “—October 2013” section above.

The estimated price range assumed that this offering had occurred and a public market for our common stock had been created, and therefore excluded any discount for lack of marketability of our common stock. In addition, our discussions with the underwriters in preparation of this offering considered increased optimism with respect to market conditions and the initial public offering market, which contributed to an increase in the value of our common stock indicated in the estimated price range.

•

The holders of our preferred stock and preferred stock warrants currently have substantial economic rights and preferences over the holders of common stock, including preferential liquidation and dividend rights. Immediately prior to the closing of this offering, all outstanding shares of preferred stock will convert into common stock pursuant to an automatic conversion feature. This conversion will eliminate the superior rights and preferences of the preferred stock and accordingly increase the value of our common stock.

•

We believe that there are investors in the public market who may use a more qualitative and subjective methodology to determine the price they are willing to pay in an initial public offering. As a result, the price that investors are willing to pay in this offering may take into account other factors that have not been expressly considered in our prior valuations, are not objectively determinable and that valuation models are not able to quantify. Based on qualitative and subjective factors, investors might conclude that the valuation could justify, in part, a higher valuation than the September 30, 2013 valuation. For example, the inherent uncertainty of completing a successful initial public offering and the possibility that the actual offering price could be substantially lower than the estimated offering price range could impact the price an investor is willing to pay for our common stock at the different points in time.

Summary of Stock Option Grants

The following table compares the originally determined value (exercise price) and reassessed value for all option grants issued on a legal basis from January 1, 2012 to September 30, 2013:

Grant Date	Number of Shares Subject to Options Granted(1)	Exercise Price per Share(1)	Reassessed Estimated Fair Value of Common Stock per Share at Date of Grant(1)(2)	Intrinsic Value per Share at Date of Grant(1)
1/30/2012	8,951	$25.13	$25.13	$—
2/1/2012	656	$25.13	$25.13	$—
3/1/2012	5,712	$25.13	$25.13	$—
7/1/2012 (3)	—	$25.13	$25.13	$—
4/23/2013 (4)	1,491,401	$1.11	$4.96	$3.85
6/25/2013 (5)	—	$6.33	$6.33	$—
6/27/2013	80,568	$6.33	$6.33	$—
8/6/2013	110,408	$6.77	$6.77	$—
8/16/2013 (6)	1,790	$1.11	$6.77	$5.66
9/6/2013 (6)	218,902	$1.11	$6.77	$5.66
9/6/2013 (7)	3,282	$6.33	$6.77	$0.44
9/6/2013 (8)	208	$25.13	$6.77	$—
9/23/2013	80,568	$6.77	$6.77	$—
10/3/2013 (6)	328,251	$1.11	$8.01	$6.90
10/3/2013 (7)	24,878	$6.33	$8.01	$1.68
10/3/2013 (8)	1,275	$25.13	$8.01	$—

(1)	We completed a 1 for 20 reverse stock split in July 2012. We expect to complete a 1 for 1.6756 reverse stock split of our common stock in connection with this offering. Options granted prior to such dates reflect the effect of the reverse stock splits.
(2)	In connection with the preparation of the financial statements necessary for inclusion in the registration statement related to this offering, we reassessed the estimated fair value of our common stock for financial reporting purposes. When we performed reassessment valuation analyses for the grant dates above, we concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant, except for stock options granted on April 23, 2013, June 25, 2013 and June 27, 2013, which had exercise prices different from the reassessed fair value of the common stock at the date of grant. We used this fair value reassessment to determine stock-based compensation expense which is recorded in our financial statements.
(3)	This grant excludes options to purchase 1,483 shares of common stock, which were outstanding for legal purposes but not for accounting purposes, because the recipients of these options were not notified of the terms of the grants until a later date. The recipients of 208 and 1,275 of the excluded options were subsequently notified of the grant terms on September 6, 2013 and October 3, 2013, respectively, at which dates the applicable options were granted for accounting purposes.
(4)	This grant excludes options to purchase 548,943 shares of common stock, which were outstanding for legal purposes but not for accounting purposes, because the recipients of these options were not notified of the terms of the grants until a later date. The recipients of 1,790, 218,902 and 328,251 of the excluded options were subsequently notified of the grant terms on August 16, 2013, September 6, 2013 and October 3, 2013, respectively, at which dates the applicable options were granted for accounting purposes.
(5)	This grant excludes options to purchase 28,160 shares of common stock, which were outstanding for legal purposes but not for accounting purposes, because the recipients of these options were not notified of the terms of the grants until a later date. The recipients of 3,282 and 24,878 of the excluded options were subsequently notified of the grant terms on September 6, 2013 and October 3, 2013, respectively, at which dates the applicable options were granted for accounting purposes.
(6)	This grant of options to purchase shares of common stock was outstanding for legal purposes at April 23, 2013 but not for accounting purposes until this date because the recipients of these options were not notified of the terms of the grants until this date.
(7)	This grant of options to purchase shares of common stock was outstanding for legal purposes at June 25, 2013 but not for accounting purposes until this date because the recipients of these options were not notified of the terms of the grants until this date.
(8)	This grant of options to purchase shares of common stock was outstanding for legal purposes at July 1, 2012 but not for accounting purposes until this date because the recipients of these options were not notified of the terms of the grants until this date.

Total stock-based compensation expense included in the statements of operations was allocated as follows (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Cost of sales	$—	$68	$50	$57
Selling, general and administrative	163	116	92	1,370
Research and development	90	62	55	183

Total	$253	$246	$197	$1,610

The total stock-based compensation capitalized as part of the cost of our inventory at December 31, 2012 was $0 and $0.1 million at September 30, 2013.

At December 31, 2012 and September 30, 2013, the total unamortized stock-based compensation expense of approximately $0.3 million and $7.4 million, respectively, is to be recognized over the stock options’

remaining vesting terms of approximately 2.2 years and 2.2 years, respectively. For those options that were legally granted as of September 30, 2013 but not considered outstanding for accounting purposes due to the timing of notification, the total unamortized stock-based compensation to be recognized over the stock options’ remaining vesting term of 2 years is $2.3 million.

Based on the initial public offering price of $15.00 per share, the intrinsic value of stock options outstanding as of September 30, 2013 would be $31.3 million, of which $5.6 million and $25.7 million would have been related to stock options that were vested and unvested, respectively, at that date.

Warrant Liabilities

We have issued freestanding warrants to purchase shares of common stock and convertible preferred stock in connection with the issuance of convertible notes payable in 2011 and 2012. We account for these warrants as a liability in the financial statements because either we did not have enough authorized shares to satisfy potential exercise of the common stock warrants and the number of shares to be issued upon their exercise was outside the control of our company or because the underlying instrument into which the warrants are exercisable, Series C or Series D preferred stock, contain deemed liquidation provisions that are outside of the control of our company.

The warrants are recorded at fair value using either the Black-Scholes option pricing model, other binomial valuation model or lattice model, depending on the characteristics of the warrants at the time of the valuation. The fair value of these warrants is re-measured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense) in the accompanying statements of operations and comprehensive loss. We will continue to re-measure the fair value of the warrant liabilities until: (i) exercise, (ii) expiration of the related warrant, or (iii) conversion of the preferred stock underlying the security into common stock in connection with an IPO.

JumpStart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management’s judgment in selecting any available alternative would not produce a materially different result. Please see our audited financial statements and notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by GAAP.

BUSINESS

Overview

We are a medical device company with an innovative approach to the design, development and commercialization of products for people with insulin-dependent diabetes. We designed and commercialized our flagship product, the t:slim Insulin Delivery System, or t:slim, based on our proprietary technology platform and unique consumer-focused approach. Our technology platform features our patented Micro-Delivery Technology, a miniaturized pumping mechanism which draws insulin from a flexible bag within the pump’s cartridge rather than relying on a syringe and plunger mechanism. It also features an easy-to-navigate software architecture, a vivid color touchscreen and a micro-USB connection that supports both a rechargeable battery and t:connect, our data management application. Our innovative approach to product design and development is also consumer-focused and based on our extensive market research as we believe the user is the primary decision maker when purchasing an insulin pump. This research has consisted of more than 5,500 responses obtained in interviews, focus groups and online surveys, to understand what people with diabetes, their caregivers and healthcare providers are seeking in order to improve diabetes therapy management. We also apply the science of human factors to our design and development process, which seeks to optimize our devices to the intended users, allowing users to successfully operate our devices in their intended environment. Leveraging our technology platform and consumer-focused approach, we develop products to address unmet needs of people in all segments of the large and growing insulin-dependent diabetes market.

We developed t:slim to offer the specific features that people with insulin-dependent diabetes seek in a next-generation insulin pump. We designed it to have the look and feel of a modern consumer electronic device, such as a smartphone. It is the first and only insulin pump to feature a high resolution, color touchscreen. It is also the slimmest and smallest durable insulin pump currently on the market, and can easily and discreetly fit into a pocket, while still carrying a cartridge with 300 units of insulin. The touchscreen and intuitive software architecture make it easy to use, learn and teach, and to update the software without requiring any hardware changes. Similar to modern consumer electronic devices, t:slim incorporates colors, language, icons and feedback that consumers find intuitive to use. We offer a broad range of accessories allowing users to customize t:slim to their individual lifestyle and sense of style.

According to the American Diabetes Association, or ADA, in 2012 approximately 22.3 million people in the United States had diabetes. Close Concerns, Inc., an independent consulting and publishing company that provides diabetes advisory services, or Close Concerns, estimates that there are approximately 1.5 million people with type 1 diabetes in the United States and 4.5 million people with type 2 diabetes in the United States who require daily administration of insulin. Our target market consists of these approximately 6.0 million people in the United States who are insulin-dependent.

The FDA cleared t:slim in November 2011, making it one of the first insulin pumps to be cleared under the FDA’s Infusion Pump Improvement Initiative. This initiative is intended to foster the development of safer, more effective infusion pumps and support the safe use of these devices. We commenced commercial sales of t:slim in the United States in the third quarter of 2012. For the year ended December 31, 2012, our sales were $2.5 million, and for the nine months ended September 30, 2013, our sales were $18.8 million. For the year ended December 31, 2012, our net loss was $33.0 million, and for the nine months ended September 30, 2013, our net loss was $39.5 million. Our accumulated deficit as of September 30, 2013 was $145.6 million. Since the launch of t:slim, the number of units shipped has increased each quarter, and we have shipped approximately 5,100 pumps as of September 30, 2013. Based on customer surveys, the average age of our existing customers that have purchased t:slim is 32 years old, with relatively equal distribution between men and women.

We believe we have an opportunity to rapidly increase sales by expanding our sales and marketing infrastructure, and by continuing to provide strong customer support. We expanded our sales, clinical and marketing organization from 22 people as of September 30, 2012 to approximately 100 as of September 30, 2013. We believe this expansion will allow us to engage with more potential customers, their caregivers and healthcare providers to promote t:slim. By demonstrating the benefits of t:slim and the product and technology shortcomings of existing insulin therapies, we believe more people will choose t:slim for their insulin pump therapy needs, allowing us to further penetrate and expand the market. As of September 30, 2013, a significant percentage of our customers had converted from multiple daily injection to t:slim for their insulin therapy. We also believe we are positioned to address consumers’ needs in all segments of the insulin-dependent diabetes market with our development projects in the following areas:

•	increased insulin volume capacity targeted to people with greater insulin requirements, in particular those with type 2 diabetes;

•	integrated CGM, eliminating the need to carry an additional device;

•	reduced size to appeal to people who seek greater flexibility and discretion; and

•	multiple hormone delivery through a single system.

Our headquarters and our manufacturing facility are located in San Diego, California and we employed 307 people as of September 30, 2013.

The Market

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused when the pancreas does not produce enough insulin or the body cannot effectively use the insulin it produces. Insulin is a life-sustaining hormone that allows cells in the body to absorb glucose from blood and convert it to energy. As a result, a person with diabetes cannot utilize the glucose properly and it continues to accumulate in the blood. If not closely monitored and properly treated, diabetes can lead to serious medical complications, including damage to various tissues and organs, seizures, coma and death.

The International Diabetes Federation, or IDF, estimates that in 2012 more than 371 million people had diabetes worldwide and that by 2030, this will increase to 552 million people worldwide. According to the ADA, in 2012 approximately 22.3 million people in the United States had diabetes.

There are two primary types of diabetes:

•

Type 1 diabetes is caused by an autoimmune response in which the body attacks and destroys the insulin-producing cells of the pancreas. As a result, the pancreas can no longer produce insulin, requiring patients to administer daily insulin injections to survive. According to Close Concerns, approximately 1.5 million people have type 1 diabetes in the United States.

•

Type 2 diabetes occurs when the body does not produce enough insulin to regulate the amount of glucose in the blood, or cells become resistant to insulin and are unable to use it effectively. Initially, many people with type 2 diabetes attempt to manage their diabetes with improvements in diet, exercise and oral medications. However, as their diabetes advances, some patients progress to daily rapid-acting insulin therapy. According to Close Concerns, approximately 4.5 million people in the United States with type 2 diabetes are insulin dependent.

Our target market consists of approximately 6.0 million people in the United States who require daily administration of insulin, which includes approximately 1.5 million people with type 1 diabetes and the approximately 4.5 million people with type 2 diabetes who are insulin-dependent. Throughout this prospectus, we refer to people with type 1 diabetes and people with type 2 diabetes who are insulin-dependent as people with insulin-dependent diabetes.

People with insulin-dependent diabetes require intensive insulin therapy to manage their blood glucose levels within a healthy range, which is typically between 70-120 milligrams per deciliter, or mg/dL. Blood glucose levels can be affected by many factors, such as type or quantity of food eaten, illness, stress and exercise. Hypoglycemia, or low blood glucose levels, can cause a variety of long-term effects or complications, including damage to various tissues and organs, seizures, coma or death. Hyperglycemia, or high blood glucose levels, can also cause a variety of long-term effects or complications, including cardiovascular disease and damage to various tissues and organs. It can also cause the emergency condition ketoacidosis, which can result in vomiting, shortness of breath, coma or death.

There are two primary therapies practiced by people with insulin-dependent diabetes, insulin injections and insulin pumps, each of which is designed to supplement or replace the insulin-producing function of the pancreas. Insulin injections are often referred to as multiple daily injection, or MDI, and involve the use of syringes or insulin pens to inject insulin into the person’s body. Insulin pumps are used to perform what is often referred to as continuous subcutaneous insulin infusion, or insulin pump therapy, and typically use a programmable device and an infusion set to administer insulin into the person’s body.

MDI therapy involves the administration of a rapid-acting insulin before meals, or bolus insulin, to bring blood glucose levels down into the healthy range. MDI therapy may also require a separate injection of a long-acting insulin, or basal insulin, to control glucose levels between meals; this type of insulin is typically taken once or twice per day. By comparison, insulin pump therapy uses only rapid-acting insulin to fulfill both mealtime (bolus) and background (basal) requirements. Insulin pump therapy allows a person to customize their bolus and basal insulin doses to meet their insulin needs throughout the day, and is intended to more closely resemble the physiologic function of a healthy pancreas.

According to the American Association of Diabetes Educators, insulin pump therapy is considered the “gold standard” of care for people with insulin dependent diabetes. It has been shown to provide people with insulin-dependent diabetes with numerous advantages relative to MDI therapy. The following chart illustrates some of the key advantages and disadvantages of using MDI therapy versus insulin pump therapy:

Comparison of MDI Therapy vs. Insulin Pump Therapy

Therapy	Advantages	Disadvantages
Multiple Daily Injection or MDI	• Less training and shorter time to educate • Does not tether the user to a device • Lower upfront and ongoing supply costs • Lower risk of technological malfunction

•     Requires injections up to seven times per day

•     Delivers insulin less accurately than insulin pumps

•     Results in greater variability in blood glucose levels or less accurate glycemic control

•     Requires more planning around and restrictions regarding meals and exercise

Insulin Pump

•     Eliminates individual insulin injections

•     Delivers insulin more accurately and precisely than injections

•     Often improves HbA1c, a common measure of blood glucose levels over time

•     Fewer large swings in blood glucose levels

•     Provides greater flexibility with meals, exercise and daily schedules

•     Can improve quality of life

•     Reduces severe low blood glucose episodes

•     Eliminates unpredictable effects of intermediate or long-acting insulin

•     Allows exercise without having to eat large amounts of carbohydrates, as insulin delivery can be adjusted

•     Requires intensive education on insulin pump therapy and management

•     Wearing a pump can be bothersome

•     Can be more costly

•     Risk of diabetic ketoacidosis if the catheter comes out and insulin infusion is interrupted

According to Close Concerns, more than 400,000 people with type 1 diabetes in the United States use an insulin pump, or approximately 27% of the type 1 diabetes population. In addition, approximately 75,000 people with type 2 diabetes in the United States use an insulin pump, or less than 2% of the type 2 diabetes population who are insulin-dependent. Close Concerns also estimates that there are approximately 25,000 people in the United States who begin using insulin pump therapy each year, representing a 5% annual increase in pump use. In 2012, the U.S. insulin pump market was approximately $1.2 billion.

We believe that the distinct advantages and increased awareness of insulin pump therapy as compared to other available insulin therapies will continue to generate demand for insulin pump devices and pump-related supplies. We also believe that the adoption of insulin pump therapy would be even greater if not for the significant and fundamental perceived shortcomings of durable insulin pumps currently available, which we refer to as traditional pumps.

The Opportunity

The foundation of our consumer-focused approach is market research, through which we seek to better understand the opportunity within the insulin-dependent diabetes market, as well as the reasons why the adoption rate of insulin pump therapy is not greater in light of its benefits when compared to MDI therapy. We have conducted extensive research consisting of more than 5,500 responses obtained from interviews, focus groups and online surveys to understand what people with diabetes, their caregivers and healthcare providers are seeking to improve diabetes therapy management, as we believe the user is the primary decision maker when purchasing an insulin pump. Based on our research and statistical analysis, we believe that the limited adoption of insulin pump therapy by people with insulin-dependent diabetes is largely due to the shortcomings of traditional pumps currently available. These shortcomings include:

Antiquated style. While consumer electronic devices have rapidly evolved in form and function over the past decade, traditional pumps have not achieved similar advances. Our market research has shown that consumers believe traditional pumps resemble a pager, as they still feature small, low contrast display screens, push-button interfaces, plastic cases and disposable batteries. Because an insulin pump must be used multiple times throughout the day, often in social settings, its style and appearance are important to users. Our market research has shown that traditional insulin pump users frequently report being embarrassed by the style of their traditional pump. For current MDI users, the style of traditional pumps is often cited as a reason for not adopting pump therapy.

Bulky size. Our market research has shown that consumers view traditional pumps as large, bulky and inconvenient to carry or wear, especially when compared to modern consumer electronic devices, such as smartphones. The size of the pump further contributes to users being embarrassed by the pump. This complaint, along with concerns relating to how and where the pump can be utilized due to its size and shape, is frequently cited among users of traditional pumps. For current MDI users, the size is often communicated as a reason for not adopting pump therapy.

Difficult to learn and teach. Traditional pumps often rely on complicated and outdated technology and are not intuitive to operate. Our research has shown that it can take several days to competently learn how to use traditional pumps, leading to frustration, frequent mistakes and additional training, each of which may discourage adoption. We believe difficult-to-use traditional pumps result in a higher frequency of calls by the user to the pump manufacturer or their healthcare provider for support. We also believe that the complicated functionality of traditional pumps significantly limits the willingness of healthcare providers to recommend insulin pump therapy to many patients, and limits the number of patients they consider as candidates for insulin pump therapy.

Complicated to use. Traditional pumps are designed with linear software menus, which require the user to follow display screens sequentially, limiting their ability to access information within workflows or easily return to the starting point. Most traditional pumps require users to scroll through numerous menus and input multiple commands to make selections. This process can be time-consuming, and must be performed multiple times per day. Our research has shown that the complicated nature of the process can lead to confusion, frustration and fear of making mistakes with the pump, which in turn can limit the user’s willingness to take advantage of advanced therapy features, or even discourage use entirely.

Pump mechanism limitations. Traditional pumps utilize a syringe and plunger mechanism to deliver insulin. This design limits the ability to reduce the size of the pump due to the length and diameter of the syringe and plunger. The design also potentially exposes the user to the unintended delivery of the full volume of insulin within the pump, which can cause hypoglycemia or death. This effect is well-documented and can occur when traditional pumps are elevated above the user’s infusion site, referred to as siphoning, or when the user experiences pressure changes during air travel. Our research has shown that the fear of adverse health events due to technical malfunctions related to traditional pump mechanism limitations deters the adoption of insulin pump therapy.

Traditional Pump Mechanism

We believe that these shortcomings of traditional pumps have greatly limited the adoption of pump therapy. By addressing these issues, there is a meaningful opportunity to not only address the concerns and unmet needs of traditional insulin pump users, but also to motivate eligible MDI users to adopt pump therapy.

Our Solution

We developed our proprietary technology platform using a consumer-focused approach by first utilizing extensive market research to ascertain what consumers want, and then designing products to meet those specific consumer demands, as we believe the user is the primary decision maker when purchasing an insulin pump. Our development process then applies the science of human factors, which optimizes a device or system to the intended user through iterative useability and design refinement. This multi-step approach has resulted in products that provide users with the distinct product features they seek and in a manner that makes the features usable. We believe this approach is fundamentally different from the approach applied to the traditional medical device development process, which often does not involve seeking out specific consumer feedback in advance or applying the science of human factors to optimize the design of a product.

Our products, technology platform and consumer-focused approach are intended to address the unmet needs of traditional insulin pump users and the concerns that have discouraged pump-eligible MDI users from adopting pump therapy. Specifically, our solution addresses the shortcomings of traditional pumps identified through our market research. Our solution includes:

Contemporary style. We designed our flagship product, t:slim, to have the look and feel of a modern consumer electronic device, such as a smartphone. Relying on significant consumer input and feedback during the development process, we believe t:slim’s aesthetically-pleasing, modern design addresses the embarrassing appearance-related concerns of insulin pump users. Key product features such as a high-resolution, color touchscreen with shatter-resistant glass, aluminum casing and rechargeable battery, make our product unique in the insulin pump market. In addition, we designed a broad range of accessories allowing users to customize t:slim to their individual lifestyle and sense of style.

t:slim Insulin Delivery System (Actual Size)

Compact size. t:slim is the slimmest and smallest durable insulin pump on the market. With its narrow profile, similar to many smartphones, t:slim can easily and discreetly fit into a pocket. Its size and shape were designed to provide increased flexibility with respect to how and where the pump can be worn. Based on extensive consumer input during development, we believe t:slim addresses both the embarrassment and functionality concerns related to the size and inconvenience of carrying a traditional pump.

Easy to learn and teach. Our technology platform allows for the use of a vivid touchscreen and easy-to-navigate software architecture, providing users simple access to the key functions of t:slim directly from the Home Screen. Insulin pump users can quickly learn how to efficiently navigate t:slim’s software, thereby enabling healthcare providers to spend less time teaching a person how to use the pump and more time improving management of their diabetes. We believe these features also allow healthcare providers to more efficiently train people to use our pump and have a higher degree of confidence that users can successfully operate our pump, including its more advanced features. We also believe the ease with which our pump can be learned and taught will help attract current insulin pump users as well as people who may have been frustrated or intimidated by traditional pumps.

t:slim Insulin Delivery System

Intuitive to use. Similar to what is found in modern consumer electronic devices, the embedded software displayed on our vivid touchscreen features intuitive and commonly interpreted colors, language, icons and feedback. Our software also features numerous shortcuts, including a simple way to return to the Home Screen and view critical information for therapy management. These features were designed to enable users to operate their pump with greater confidence and expand the set of functions that they regularly utilize. Users can also execute most tasks in fewer steps than traditional pumps. We believe these features allow users to more efficiently manage their diabetes without fear or frustration.

Quick Access to Pump History

Next generation pump mechanism. Our Micro-Delivery Technology is unique compared to traditional pumps. Its miniaturized pumping mechanism draws insulin from a flexible bag within the pump’s cartridge rather than relying on a mechanical syringe and plunger mechanism. The pump is specifically designed to help prevent the unintentional delivery of insulin from the reservoir by limiting the volume of insulin that can be delivered to a person at any one time and to reduce fear associated with using a pump. Our technology was tested under typical and extreme operating conditions and is designed to last for at least the anticipated four-year life of the pump. Our technology also allows us to reduce the size of the device as compared to traditional pumps and is capable of delivering the smallest increment of insulin to users of any pump currently available.

t:slim Pump Mechanism

We believe our technology platform will allow our products to further penetrate and expand the insulin pump therapy market by addressing the specific product and technology limitations that were raised by people with diabetes, their caregivers and healthcare providers throughout our market research and iterative human factors-based design process. We also believe our product platform provides us with the opportunity to address unmet needs in the insulin-dependent diabetes market, including with respect to insulin volume capacity, integrated CGM solutions, further device miniaturization and multiple hormone delivery capabilities.

Our Strategy

Our goal is to significantly expand and further penetrate the insulin-dependent diabetes market and become the leading provider of insulin pump therapy. We intend to pursue the following business strategies:

Advance our platform of innovative, consumer-focused products to address the unmet needs of people in all segments of the insulin-dependent diabetes market. We believe that our proprietary technology platform allows us to provide the most sophisticated and intuitive insulin pump therapy products on the market. We intend to leverage this platform to expand our product offerings to address all segments of the large and growing insulin-dependent diabetes market.

Invest in our consumer-focused approach. We believe that our consumer-focused approach to product design, marketing and customer care is a key differentiator. Our extensive market research involving people with diabetes, their caregivers and healthcare providers has driven the design and development of our current products and customer care model. This approach allows us to add the product features most requested by people with insulin-dependent diabetes, thereby affording the consumer the opportunity to more efficiently manage their diabetes. We will continue to apply the science of human factors throughout the design, development and continuous improvement of our products to optimize our products for intended users. We will continue to invest in our consumer-focused approach throughout our business.

Promote awareness of our products to consumers, their caregivers and healthcare providers. Our products were specifically designed to address the shortcomings of currently available technologies that have limited the adoption of insulin pump therapy. We intend to broaden our direct-to-consumer marketing and promote the benefits of our products through our redesigned website and use of social media tools. We plan to leverage our sales force and clinical specialists to cultivate relationships with diabetes clinics, insulin-prescribing healthcare professionals and other key opinion leaders. By promoting awareness of our products, we believe that we will attract users of other pump therapies and MDI to our products.

Expand our sales and marketing infrastructure to drive adoption of our products. Despite a limited sales force, we have been able to achieve commercial success since our launch. Our sales and marketing infrastructure is scalable, and we will continue to invest in the expansion of this infrastructure to increase our access to people with diabetes, their caregivers and healthcare providers. We believe that investment in our sales and marketing infrastructure will drive continued adoption of our products and significantly increase our revenues.

Broaden third-party payor coverage for our products in the United States. We believe that third-party reimbursement is an important determinant in driving consumer adoption. We also believe that customer and healthcare provider interest in our products is an important factor that enhances our prospect of contracting with third-party payors. As our sales and marketing resources have been limited thus far, we have generally located our sales representatives in larger metropolitan areas and have concentrated our reimbursement efforts on third-party payors with large numbers of members residing in the same areas. We intend to intensify our efforts to encourage third-party payors to establish reimbursement for t:slim as we expand our sales and marketing infrastructure.

Leverage our manufacturing operations to achieve cost and production efficiencies. We manufacture our products at our headquarters in San Diego, California. We utilize a semi-automated manufacturing process for our pump products and a fully-automated manufacturing process for our disposable cartridges. With our existing production lines, we have the capacity to significantly increase our manufacturing output. We have the capability to easily replicate these production lines within our current facility to further increase our manufacturing capacity. Our production system is also adaptable to new products due to shared product design features. We intend to reduce our product costs and drive operational efficiencies by leveraging this scalable, flexible manufacturing infrastructure.

Our Technology Platform

Utilizing our unique consumer-focused approach, which is based on our extensive market research and the science of human factors, we have developed an innovative technology platform that is fundamental to the design of our existing products and provides the foundation for development of our future products. The key elements of our platform are:

Advanced core technology. Our patented Micro-Delivery Technology is unique compared to traditional pumps. Our miniaturized pumping mechanism allows us to reduce the size of the pump as compared to traditional pumps. Reducing the size of the pumping mechanism also allows us to support various insulin cartridge capacities. It was designed to provide precise dosing as frequently as every five minutes and in increments as small as 0.001 u/hr, or units per hour, as compared to the smallest increment available in traditional pumps, which is 0.025 u/hr. This technology also helps prevent unintentional insulin delivery by limiting the volume of insulin that can be delivered to a person at any one time.

Easy-to-navigate embedded software architecture. Our technology platform was developed using an iterative human factors design process that results in the intuitive software architecture which features commonly interpreted colors, language, icons and feedback. This allows the user to easily navigate the system and perform necessary functions in fewer steps than traditional pumps, including a one-touch method to return to the Home Screen that facilitates ease of learning, teaching and use. The flexible software architecture also allows easy updates to the software without requiring any hardware changes.

Vivid color touchscreen. Our full color touchscreen allows users to access a streamlined, easy-to-use interface. The high-grade, shatter-resistant glass touchscreen provides the user the ability to enter numbers and access features directly, rather than scrolling through numerous screens and options. The touchscreen facilitates safety features that were designed to prevent unintended pump operations. The vivid color touchscreen also supports enhanced visual and tactile feedback.

Lithium-polymer rechargeable battery technology. t:slim is the first and only insulin pump to use a rechargeable battery, unlike traditional pumps that rely on disposable batteries. By using a built-in rechargeable battery, we eliminate the risk of losing personal settings associated with replacing batteries. Our lithium-polymer rechargeable battery charges rapidly with a standard micro-USB connection, and a full charge lasts for up to seven days. Users report that they keep their battery powered by charging it for just 10 to 15 minutes each day, often while showering or commuting with the use of the car charger we provide with the pump. Our battery has been tested to last for at least the four-year life of the pump. Our battery also allows for precise and accessible monitoring of the current charge level on the device’s Home Screen.

Compatibility and connectivity. Our PC- and Mac-compatible, cloud-based data management application, t:connect, provides our insulin pump users a fast, easy and visual way to display therapy management data from t:slim and supported blood glucose meters. Our platform empowers people with diabetes, as well as their caregivers and healthcare providers, to easily and quickly identify meaningful insights and trends, allowing them to fine-tune therapy and lifestyle choices for better control of their diabetes. Additionally, our platform enables rapid data uploads through a micro-USB connection, without interrupting insulin delivery.

Our Products

We have introduced to the market our flagship product, the t:slim Insulin Delivery System, and t:connect, its companion diabetes management application. These products were cleared by the FDA under its Infusion Pump Improvement Initiative. We believe our unique products address the significant and fundamental shortcomings of traditional pumps and will allow people to manage their diabetes more efficiently and effectively.

Marketed Products

t:slim Insulin Delivery System

The t:slim Insulin Delivery System is comprised of the t:slim pump, its disposable cartridge and an infusion set. We commercially introduced t:slim in the United States in the third quarter of 2012.

Cartridge being Inserted into t:slim Pump

Measuring 2.0 x 3.1 x 0.6 inches, t:slim is the slimmest and smallest durable insulin pump on the market. t:slim has a black aluminum case and chrome trim that give it the look and feel of a modern consumer electronic device, such as a smartphone. t:slim is also watertight, with an IPX7 rating, eliminating concerns about getting it wet. The device also features a micro-USB connection that supports rapid recharging and connectivity to t:connect, both of which can be performed without disconnecting or interrupting insulin delivery.

t:slim’s vivid, full color touchscreen is made of high-grade, shatter-resistant glass and provides users the ability to enter commands directly, rather than scrolling through a list of numbers and screens. We designed the streamlined, user-friendly interface to facilitate rapid access to the features people use most, such as delivering a bolus, viewing insulin on board, viewing insulin cartridge volume and monitoring current pump status and settings. The interface also includes an options menu that provides quick and intuitive navigation to key insulin management features, pump settings, cartridge loading and use history. t:slim also features a Home Screen button that immediately returns the user to the Home Screen where important administrative features are displayed, including the current battery charge level, a time and date display and an LED indicator for alerts, alarms and reminders.

t:slim enables the creation of six customizable personal profiles, each supporting up to 16 timed insulin delivery settings. This feature allows users to manage their day-to-day insulin therapy with less effort and interruption. Users can quickly and easily adjust insulin settings based on a number of key factors, including basal rate, correction factor, carbohydrates to insulin ratio and target blood glucose levels.

The other key components of the t:slim Insulin Delivery System are the disposable cartridge and standard infusion set. The cartridge features our proprietary Micro-Delivery Technology and miniaturized pumping mechanism and has a capacity of 300 units of insulin that is typically replaced by a user every three days. We designed t:slim with a standard Luer Lock connector to accommodate flexibility in a user’s infusion set choice, thereby enabling a variety of options in cannula materials, adhesive materials, insertion angles and insertion techniques.

We also designed t:slim to support a broad range of accessories allowing users to customize their device to their individual lifestyle and sense of style. We offer a full set of accessories to increase user flexibility and willingness to use and carry their insulin pump. These accessories include different color casings, belt clips, leather cases and convenient portable power adapters.

t:slim Accessories

t:connect Diabetes Management Application

We commercially introduced our complementary product, t:connect Diabetes Management Application, or t:connect, in the first quarter of 2013. t:connect is a PC- and Mac-compatible, cloud-based data management application that provides users, their caregivers and their healthcare providers a fast, easy and visual way to display therapy management data from the pump and supported blood glucose meters. This application empowers people with diabetes, as well as their healthcare providers, to easily and quickly identify meaningful insights and trends, allowing them to refine therapy and lifestyle choices for better management of their diabetes. We also believe that t:connect can serve as a key component of mobile health applications that we may decide to develop in the future.

We developed t:connect to be intuitive, with the same consumer-focused approach utilized in the development of t:slim. It features built-in smart logic that manages duplicate blood glucose readings from a user’s pump and blood glucose meter to ensure report accuracy. t:connect also can generate color-coded graphs and interactive, multi-dimensional reports that make it easy to identify therapy management trends, problems and successes. There are six different report options, including a dashboard, therapy timeline, blood glucose trends, activity summary, notes and logbook and pump settings. While t:slim holds the data generated over a period of up to 90 days, once a user uploads to t:connect their therapy management information is retained for as long as they retain an account. t:connect maintains the highest standards of patient data privacy and is hosted on secure, HIPAA-compliant servers.

t:connect Diabetes Management Application

Products in Development

We intend to leverage our consumer-focused approach and proprietary technology platform to continue to develop products targeted at all segments of the insulin-dependent diabetes market.

t:flex Insulin Pump

The t:flex Insulin Pump, or t:flex, is designed for individuals who require more than 300 units of insulin over a typical three day cycle, which will make it the largest reservoir size currently available. t:flex incorporates the same product platform, technology and user interface as t:slim, but will offer a 480 unit cartridge. Utilizing this larger cartridge, people who require large doses of insulin, such as teenage boys with type 1 diabetes and people with type 2 diabetes, will receive the advantages associated with insulin pump therapy without having to replace disposable insulin cartridges as frequently as required with a 300 unit cartridge.

In our market research, two-thirds of endocrinologists cited limited volume capacity as the number one barrier to pump adoption for their patients with type 1 diabetes who require large doses of insulin, or people with type 2 diabetes who require insulin. We believe that offering a 480 unit cartridge will address the typical insulin needs of a person with type 2 diabetes who is insulin-dependent. Our research has also shown that the appearance of traditional pumps is another deterrent to pump adoption. The t:flex cartridge extends out slightly on one side to accommodate the extra volume while maintaining all of the other benefits of t:slim, including its slim and sleek appearance. As a result, we believe t:flex provides us with an opportunity to expand the current insulin pump market.

After discussions with the FDA during the second quarter of 2013, we intend to prepare a 510(k) submission for t:flex clearance.

t:sensor Insulin Pump and CGM System

t:sensor Insulin Pump and CGM System, or t:sensor, will integrate our product platform with the DexCom G4 PLATINUM. t:sensor will incorporate the same pump technology and user interface as t:slim. It will provide the added convenience of allowing CGM information to be displayed on the pump, eliminating the need to carry an additional device. Based on this information, users will be able to utilize the pump to take direct action with their insulin pump therapy. In addition, we intend to update t:connect in order to display the additional CGM data that is collected on the pump and for other functionality associated with t:sensor.

CGM is a therapy used in conjunction with blood glucose testing, and will provide users with real-time access to their glucose levels as well as trend information. Close Concerns estimates that 5% to 10% of people with type 1 diabetes use CGM. We believe the DexCom G4 PLATINUM, which is not currently commercially available integrated with an insulin pump in the United States, is the most accurate and easy-to-use CGM technology on the market. We believe that CGM utilization will be significantly increased by offering an accurate CGM sensor in combination with an innovative and consumer-focused insulin pump, such as t:slim.

We anticipate submitting a PMA application with the FDA that will reference the PMA-approved DexCom G4 PLATINUM and the 510(k)-cleared t:slim, and provide information on how the devices interface. The PMA application will also incorporate support for the additional functionality of t:connect.

t:sport Insulin Delivery System

The t:sport Insulin Delivery System, or t:sport, will utilize our platform technology to create a pump that is smaller than t:slim. t:sport is being designed for people who seek even greater discretion and flexibility with the use of their insulin pump. We anticipate it will include a wireless, touchscreen controller and a small, water-proof insulin pump. We also anticipate that the controller will communicate wirelessly to the pump, and potentially receive and display CGM information.

t:dual Infusion System

In January 2013, we announced a strategic relationship with JDRF to develop the t:dual Infusion System, or t:dual, which is being designed to be a first-of-its-kind, dual-chamber infusion pump for the management of diabetes. The collaboration agreement with JDRF is designed to accelerate the development of a fully automated artificial pancreas system that has the capability of delivering other hormone therapies in conjunction with insulin. We believe that our unique Micro-Delivery Technology is particularly well suited for providing two-hormone therapy in a compact and sleek design, and that our easy-to-use touchscreen and software architecture are customizable for the needs of dual-therapy regimens.

Current insulin pumps only offer one hormone, while the human pancreas produces several hormones in addition to insulin. We believe that an infusion pump that is capable of simultaneously delivering two or more natural or synthetic hormones will be an important step forward in the development of an artificial pancreas system. JDRF is supporting a portion of the development costs through performance-based milestone funding to complete the development, testing and manufacturing of t:dual.

Sales and Marketing

Our sales and marketing objectives are to:

•	generate demand and acceptance for t:slim and future products developed with our technology platform among people with insulin-dependent diabetes; and

•	promote advocacy and support for healthcare providers.

As of September 30, 2013, we had a sales, clinical and marketing team of approximately 100 employees. Our sales team consists of 36 territory managers who call on endocrinologists, primary care physicians and certified diabetes educators. Based on historical sales force performance, we expect new territory managers to reach their steady state level of sales performance within six to nine months. Our sales team is augmented by individuals in customer sales support who follow up on leads generated through promotional activities and educate people on the benefits of our proprietary technology and products. In addition, as of September 30, 2013, we had executed agreements with 27 independent distributors. As t:slim market penetration continues to build momentum, we expect to further expand our sales and marketing infrastructure in the United States and may evaluate international expansion opportunities.

For the nine months ended September 30, 2013, RGH Enterprises, Inc. and CCS Medical, Inc., both independent distributors, accounted for 17.2% and 11.7% of our sales, respectively. For 2012, RGH Enterprises accounted for 19.3% of our sales and Solara Medical Supplies Inc., an independent distributor, accounted for 15.7% of our sales. None of our independent distributors has been required to sell our products exclusively and each of them may freely sell the products of our competitors. Our distributor agreements generally have one year initial terms with automatic one-year renewal terms, and are terminable in connection with a party’s material breach.

Healthcare provider focused initiatives. Healthcare providers are a critical resource in helping patients understand and select their diabetes therapy options. Each of our territories is supported by a clinical diabetes specialist who is a certified diabetes educator and holds either a registered nurse or registered dietician license. Our clinical diabetes specialists support and educate healthcare providers on our products and proprietary technology, certify healthcare providers to train people to use our products and support our customers with initial training following the purchase of our products.

In addition to calling on healthcare providers in their offices, some of our recent marketing initiatives include:

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presentations and product demonstrations at local, regional, and national tradeshows, including American Diabetes Association Scientific Sessions and the American Association of Diabetes Educators Annual Meeting; and

•	our Demonstration Unit Program, through which we provide healthcare professionals with a t:slim for pump demonstrations to their patients.

Consumer-focused initiatives. We sell t:slim directly to consumers through referrals from healthcare providers and through leads generated through our promotional activities. Our direct-to-consumer marketing efforts focus on positioning t:slim as an innovative, consumer-focused insulin pump with a unique Micro-Delivery Technology, slim touchscreen design and intuitive user interface. Some of our recent consumer-focused marketing initiatives include:

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participation at consumer-focused regional diabetes conferences and events including the JDRF Research Summit, the American Diabetes Association Expo, Children With Diabetes Friends for Life Conference and Taking Control Of Your Diabetes, or TCOYD, Conference;

•	redesign of our website and utilization of social media, online video modules and consumer-focused newsletters to drive online awareness and expand web presence;

•	corporate sponsorships of organizations focused on people with diabetes, including TCOYD, Insulindependence and Diabetes Education & Camping Association; and

•	community diabetes fundraising and awareness events.

Branding. We developed our comprehensive branding strategy to engage consumers and communicate our identity as a modern and progressive company that works “in tandem” with the diabetes community, healthcare providers, our employees and business partners. We strive to embody this through our product offerings, marketing efforts and interactions throughout our business. Our product names are family branded using a “t:” to create uniformity and help consumers quickly identify our products. Our “touch simplicity” marketing campaign highlights the slim touchscreen design and easy-to-navigate software. Our other product packaging, website, advertising and promotional materials are a reflection of our consumer-focused approach and modern style. We value having clear, friendly and helpful communications throughout our business.

Training and Customer Care

Given the chronic nature of diabetes, and the potentially complicated dynamic of health insurance coverage, training and customer care is important for developing long-term relationships with our customers. Our customer care infrastructure consists of individuals focused on training, technical services and insurance verification. We believe our consumer-focused approach enables us to develop a personal relationship with the customer, or potential customer, beginning with the process of evaluating our products, then navigating insurance coverage and extending to our provision of training and ongoing support. Providing reliable and effective ongoing customer support reduces anxiety, improves our customers’ overall experiences with our products and helps reinforce our positive reputation in the diabetes community. In order to provide complete training and customer care solutions, we leverage the expertise of our clinical diabetes specialists who provide one-on-one training, and we offer ongoing complementary technical services, as well as ongoing support with insurance verification.

Training. Our research has shown that it can take several days for a user to competently learn how to use a traditional pump, leading to frustration, frequent mistakes and additional training, each of which may ultimately discourage adoption. As a result, we believe that healthcare providers may be less likely to recommend pump therapy to potential candidates.

With t:slim’s intuitive user interface, we believe healthcare providers will be able to train people to use our pump more efficiently and effectively and have a higher degree of confidence that users can successfully operate it, including t:slim’s more advanced features. In addition, the intuitive nature of t:slim likely will allow healthcare providers to spend less time teaching a person how to use their pump and more time helping to improve the management of their diabetes. This ease of training may also help users feel less intimidated and fearful of pump therapy, leading to increased adoption and market expansion.

We tailor our training efforts for insulin pump users and healthcare providers. In some cases, our clinical training managers may certify clinic-based healthcare providers to train their patients on t:slim. In other cases, a member of our clinical team will conduct t:slim training one-on-one with the customer. We have also established a network of independent, licensed certified diabetes educators who have been certified to train on t:slim and will conduct customer training on our behalf.

Technical Services. We believe that a difficult-to-use pump will result in users making more frequent calls to the pump manufacturer or their healthcare provider for support in using the device. This can be frustrating for the customer and costly for the pump manufacturer as well as for the healthcare provider. We expect the intuitive nature of t:slim to result in fewer calls from users requesting support from our technical services team or their healthcare provider.

Our customer-focused technical services team provides support seven days a week, 24 hours a day by answering questions, trouble-shooting and addressing issues or concerns. t:slim is covered by a four-year warranty that includes our 24-hour product replacement program through which our technical services team members can provide a customer with a replacement device within 24 hours to minimize the interruption to their therapy.

Insurance Verification. Our insurance verification team provides support to help customers, and potential customers, understand their insurance benefits. We work with the customer and their healthcare provider to collect information required by the insurance provider and to determine their insurance benefit coverage for our products and notify them of their benefit.

Following communication of a person’s estimated financial responsibility, final confirmation of their desire to purchase the device and method of fulfillment, the customer’s order is typically shipped to their home. The initial order generally contains t:slim as well as a 90-day supply of infusion sets and cartridges. A member of the team then contacts the customer prior to the end of their 90-day supply to re-verify their insurance benefits and assist in reordering supplies.

Third-Party Reimbursement

Customer orders are typically fulfilled by billing third-party payors on behalf of our customers, or by utilizing our network of distributors who then bill third-party payors on our customers’ behalf. Our fulfillment and reimbursement systems are fully integrated such that our products are shipped only after receipt of a valid physician’s order and verification of current health insurance information.

We are accredited by the Community Health Accreditation Program and are an approved Medicare provider. Our products are described by existing Healthcare Common Procedure Coding System codes for which Medicare reimbursement is well established. Over the last ten years, Medicare reimbursement rates for insulin pumps and disposable cartridges have remained relatively unchanged. In fact, in recent years, Medicare has revised the relevant fee schedule with slight increases to the reimbursement codes that describe our products. However, Medicare has also recently begun to review its reimbursement practices for other diabetes-related products, including implementing a competitive bidding process for blood glucose strip reimbursement, which resulted in a significant reduction in the reimbursement rate for those products. As a result, there is some uncertainty as to the future Medicare reimbursement rate for our current and future products.

As of September 30, 2013, we had entered into commercial contracts with 48 national and regional third-party payors to establish reimbursement for t:slim, its disposable cartridges and other related supplies. We employ a team of managed care managers who are responsible for negotiating and securing contracts with third-party payors throughout the United States. For the nine months ended September 30, 2013, approximately 29% of our sales were generated through our direct third-party payor contracts.

If we are not contracted with a person’s third-party payor and in-network status cannot be otherwise obtained, then to the extent possible we utilize distribution channels so our customers’ orders can be serviced. As of September 30, 2013, we had executed distributor agreements with 27 distributors. In some cases, but not all, this network of distributors allows us to access people who are covered by commercial payors with whom we are not contracted, at in-network rates that are generally more affordable for our customers.

Manufacturing and Quality Assurance

We currently manufacture our products at our headquarters in San Diego, California. By locating our manufacturing operations near our other business functions we believe we have significantly enhanced our ability to monitor and manage our manufacturing and to adjust manufacturing operations quickly in response to our business needs.

We utilize a semi-automated manufacturing process for our pump products and a fully-automated manufacturing process for our disposable cartridges. The pump production line requires 12 manufacturing assemblers and limited support staff to run the line and reaches a maximum output of approximately 20,000 pumps per year on a single shift. t:slim cartridges are manufactured on an automated production line that requires 12 to 20 manufacturing operators and limited support staff and reaches a maximum output of approximately 1,000,000 cartridges per year on a single shift.

The cartridge automation equipment was designed to operate at capacity. As such, the line was constructed in several modular sections that perform different aspects of the assembly. This is important because at any given time, maintenance, service or inspection can be performed on any one section independent of the rest of the line. The manufacturing process may then continue uninterrupted while the assembly step is performed manually until the automation section is back on-line.

With our existing pump and cartridge production lines, we have the capacity to significantly increase our manufacturing output. We can easily replicate these production lines within our current facility to further increase our manufacturing capacity. Due to shared product design features, our production system is easily adaptable to new products. We intend to reduce our product cost and drive operational efficiencies by leveraging this scalable, flexible manufacturing infrastructure.

Outside suppliers are the source for most of the components and some sub-assemblies in the production of t:slim. Any sole and single source supplier is managed through our supplier management program that is focused on reducing supply chain risk. Key aspects of this program include managing component inventory in house and at the supplier, contractual requirements for last time buy opportunities and second sourcing approaches for specific suppliers. Typically, our outside vendors produce the components to our specifications and in many instances to our designs. Our suppliers are audited periodically by our quality department to ensure conformity with the specifications, policies and procedures for our devices. Members of our quality department also inspect our devices at various steps during the manufacturing cycle to facilitate compliance with our devices’ stringent specifications.

We have received certification from BSI Group, a Notified Body to the International Standards Organization, or ISO, of our quality system. This ISO 13485 certification includes design control requirements. Certain processes utilized in the manufacturing and testing of our devices have been verified and validated as required by the FDA and other regulatory bodies. As a medical device manufacturer, our manufacturing facility and the facilities of our sterilization and other critical suppliers are subject to periodic inspection by the FDA and certain corresponding state agencies.

Research and Development

Our research and development team includes employees who specialize in software engineering, mechanical engineering, electrical engineering, fluid dynamics and graphical user interface design, many of whom have considerable experience in diabetes-related products. Our research and development team focuses on the continuous improvement and support of current product offerings, as well as our products in development.

We have entered into a development and commercialization agreement with DexCom, which provides us a non-exclusive license to integrate the DexCom G4 PLATINUM with t:sensor during the term of the agreement. The license covers the United States, and such other territories as may be added from time to time. We paid DexCom $1.0 million at the commencement of the collaboration, and will make two additional $1.0 million payments upon the achievement of certain development milestones. We have agreed to pay DexCom a royalty payment in the amount of $100 for each integrated system sold. Additionally, we will reimburse DexCom up to $1.0 million of its development costs and are responsible for our own development costs and expenses. Our agreement with DexCom runs until February 1, 2015, with automatic one-year renewals. Prior to the commercial launch of t:sensor, either party may terminate the agreement without cause provided that the party requesting the termination must reimburse the other party for up to $1.0 million of previously incurred development expenses. Following the commercial launch of t:sensor, either party may terminate the agreement without cause upon 18 months prior notice. In addition, in the event of a change of control of either party, the other party may unilaterally elect to terminate the agreement at any time, subject to limited ongoing obligations.

We have also entered into a research, development and commercialization agreement with JDRF to develop a dual drug infusion pump designed to deliver both insulin and a second hormone or drug. Under this agreement, JDRF will provide research funding of up to $3.0 million payable upon reaching certain performance-based milestones. Through September 30, 2013, we have received a total of $650,000 from JDRF under this agreement. Under the terms of the agreement, we have agreed to pay JDRF a royalty calculated as a percentage of each dual drug infusion pump we sell until JDRF has received royalty payments equal to three times the amount of funding that we receive from JDRF under this agreement. Thereafter, no royalty payments will be due under the agreement. The agreement runs until our receipt of the final milestone payment, which is anticipated to be in 2015. Either party may terminate the agreement without cause at any time upon 90 days prior notice, provided that if we terminate the agreement without cause prior to 2017, then we may be required to pay JDRF two times the amount we have received from JDRF prior to such termination, and if we terminate the agreement without cause after that date we may be required to pay JDRF three times the amount we have received from JDRF. Any intellectual property developed by either party in the performance of this agreement will be owned or exclusively licensed by us.

In addition to our product development efforts, we also have collaborated with leading researchers at facilities such as the University of Virginia, Boston University, Massachusetts General Hospital and Stanford University to advance development of a fully automated artificial pancreas solution. An artificial pancreas system is an external device, or combination of devices, intended to aid a person with insulin-dependent diabetes by automatically testing and controlling their blood glucose through the administration of insulin by itself or in combination with a second hormone. We believe an artificial pancreas can be achieved by combining an insulin pump and a CGM, with sophisticated computer software that allows the two devices to automatically communicate to determine and provide the right amount of insulin, or insulin plus another hormone, at the correct time.

Clinical Advisory Board

We have a Clinical Advisory Board, or CAB, comprised of accomplished healthcare providers who share their diabetes treatment and insulin pump therapy experience with us. Our CAB is active in all elements of our product lifecycle, from providing feedback on product concepts and design, to collaboration on the training and clinical techniques utilized in our product offerings. They also provide recommendations on how to enhance our product offerings to better support the diabetes community and healthcare providers. Our CAB meets with members of our management and representatives from key areas throughout our business several times each year. Our CAB members are compensated based on the number of hours of service provided to us, which is not to exceed 30 hours per quarter per member.

Intellectual Property

We have made protection of our intellectual property a strategic priority. We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, non-disclosure agreements and other measures to protect our proprietary rights.

As of September 30, 2013, our patent portfolio consisted of approximately 17 issued U.S. patents and 53 pending U.S. patent applications. Of these, our issued U.S. patents expire between approximately 2021 and 2031. U.S. Patent Nos. 8,287,495 and 8,298,184, as well as various pending U.S. patent applications, relate to the structure and operation of our pumping mechanism and are therefore particularly relevant to the functionality of t:slim. We are also seeking patent protection for our proprietary technology in Europe, Japan, China, Canada, Australia and other countries and regions throughout the world. In addition, we have licensed 28 other U.S. patents and patent applications owned by Smiths Medical ASD, Inc., or Smiths Medical, under the terms of an agreement described below. We also have seven pending U.S. trademark applications and seven pending foreign trademark applications, as well as 13 trademark registrations, including four U.S. trademark registrations and nine foreign trademark registrations.

In July 2012, we entered into an agreement with Smiths Medical pursuant to which we were granted, through certain assignments and certain non-exclusive and exclusive, worldwide, fully paid-up, royalty-free licenses, certain rights to patents and patent applications related to ambulatory infusion pumps and related software and accessories for the treatment of diabetes. We agreed to pay $5.0 million in license fees and to share equally any associated sublicense revenues we may receive. As of September 30, 2013, we had paid $3.0 million of such license fees and have not entered into any sublicense agreements.

Our development and commercialization agreement with DexCom provides us with a non-exclusive license to integrate the DexCom G4 PLATINUM into t:sensor. For additional information, see “—Research and Development.”

Competition

The medical device industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We compete with a number of companies that manufacture insulin delivery devices, such as Medtronic MiniMed, a division of Medtronic, Inc., Animas Corporation, a division of Johnson & Johnson, Roche Diagnostics, a division of F. Hoffman-La Roche Ltd., and Insulet Corporation.

Many of our competitors are either publicly traded companies or divisions or subsidiaries of publicly traded companies with significantly more market share and resources than we have. Many of these companies have several competitive advantages over us, including greater financial resources for sales and marketing and product development, established relationships with healthcare providers and third-party payors and larger and more established distribution networks. In some instances, our competitors also offer products that include features that we do not currently offer. For instance, Insulet offers an insulin pump with a tubeless delivery system that does not utilize an infusion set, and Medtronic currently offers a traditional insulin pump that is integrated with a CGM system and a recently approved threshold suspend feature.

In addition, we face competition from a number of companies, medical researchers and existing pharmaceutical companies that are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs and other therapeutics for the monitoring, treatment and prevention of diabetes.

Government Regulation

Our products are medical devices subject to extensive regulation by the FDA, corresponding state regulatory authorities and, if we commence international sales, other regulatory bodies in other countries. The Federal Food, Drug and Cosmetic Act, or FDCA, and the FDA’s implementing regulations govern:

•	product design and development;

•	pre-clinical and clinical testing;

•	establishment registration and product listing;

•	product manufacturing;

•	labeling and storage;

•	pre-market clearance or approval; advertising and promotion;

•	product sales and distribution;

•	recalls and field safety corrective actions; and

•	servicing and post-market surveillance.

FDA’s Pre-Market Clearance and Approval Requirements. Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a pre-market notification under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA through the pre-market approval, or PMA, process. Both the 510(k) clearance and PMA processes can be expensive, lengthy and require payment of significant user fees, unless an exemption is available.

The FDA classifies medical devices into one of three classes. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are subject to general controls such as labeling, pre-market notification and adherence to the FDA’s Quality System Regulation, or QSR, which cover manufacturers’ methods and documentation of the design, testing, production, control quality assurance, labeling, packaging, sterilization, storage and shipping of products. Class II devices are subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling, as well as general controls. Some Class I and Class II devices are exempted by regulation from the 510(k) clearance requirement, and the requirement of compliance with substantially all of the QSR. t:slim and t:connect received FDA clearance as Class II devices, and we anticipate t:flex will also be considered a Class II device. A PMA application is required for devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices, or those that are “not substantially equivalent” either to a device previously cleared through the 510(k) process or to a “preamendment” Class III device in commercial distribution before May 28, 1976 when PMA applications were not required. t:sensor is likely to be considered a Class III device.

We obtained 510(k) clearance for t:slim, in November 2011. t:slim is one of the first insulin pumps to be cleared under the FDA’s Infusion Pump Improvement Initiative. Infusion pumps are one of the most commonly recalled categories of medical devices, often as a result of deficiencies in device design and engineering. The Infusion Pump Improvement Initiative is intended to improve the current pre-market and post-market regulatory processes and requirements associated with infusion pumps and other home use medical devices. As part of this effort, the FDA is reviewing the adverse event reporting and recall processes for insulin pumps.

We obtained 510(k) clearance for t:connect in February 2013.

We held discussions with the FDA in the second quarter of 2013 regarding the appropriate regulatory requirements for obtaining clearance for t:flex, and accordingly, we currently intend to file a 510(k) submission for this device.

With respect to t:sensor, we anticipate submitting a PMA application with the FDA that will reference the PMA approved DexCom G4 PLATINUM and our 510(k) cleared t:slim. The PMA will also need to incorporate support for the additional functionality of t:connect to support t:sensor. The application will provide new information on how these devices interface with each other and with t:connect as well as human factors testing completed on the CGM display screens. A PMA application must be supported by valid scientific evidence that typically includes extensive technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to evaluate compliance with QSR, which requires manufacturers to implement and follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	systems may not be safe or effective to the FDA’s satisfaction;

•	the data from pre-clinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

If an FDA evaluation of a PMA application is favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel.

Clinical trials are typically required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. The FDA’s approval of an IDE allows clinical testing to go forward, but it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for institutional review board approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	patients do not enroll in clinical trials at the rate expected;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate expected;

•	patients experience adverse side effects;

•	patients die during a clinical trial, even though their death may not be related to the products that are part of our trial;

•	institutional review boards and third-party clinical investigators may delay or reject the trial protocol;

•

third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

•

we or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

•

third-party clinical investigators have significant financial interests related to us or our study that the FDA deems to make the study results unreliable, or the company or investigators fail to disclose such interests;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

Other Regulatory Requirements. Even after a device receives clearance or approval and is placed in commercial distribution, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•

QSR, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations that prohibit the promotion of products for uncleared, unapproved or “off-label” uses, and impose other restrictions on labeling, advertising and promotion;

•

MDR regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	voluntary and mandatory device recalls to address problems when a device is defective and could be a risk to health; and

•

corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require us to conduct post-market surveillance studies or establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA and other regulatory agencies. These may include any of the following sanctions or consequences:

•	warning letters or untitled letters that require corrective action;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in approving or refusal to approve future products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries;

•	suspension or withdrawal of FDA clearance or approval;

•	product recall or seizure;

•	interruption of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

We and our contract manufacturers, specification developers and some suppliers of components or device accessories, also are required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and it includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes that we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations or assess civil and criminal penalties against us or our officers or other employees.

Licensure. Several states require that durable medical equipment, or DME, providers be licensed in order to sell products to patients in that state. Some of these states require that DME providers maintain an in-state location. Although we believe we are in compliance with all applicable state regulations regarding licensure requirements, if we were found to be noncompliant, we could lose our licensure in that state, which could prohibit us from selling our current or future products to patients in that state. In addition, we are subject to certain state laws regarding professional licensure. We believe that our certified diabetes educators are in compliance with all such state laws. However, if we or our educators were to be found non-compliant in a given state, we may need to modify our approach to providing education, clinical support and customer service.

Fraud and Abuse Laws. There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Federal Anti-Kickback and Self-Referral Laws. The Federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments and providing anything at less than its fair market value. The Department of Health and Human Services, or HHS, has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the HHS Office of Inspector General.

The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs. Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or PPACA, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. The PPACA also provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes.

We provide the initial training to patients necessary for appropriate use of our products either through our own diabetes educators or by contracting with outside diabetes educators that have completed a Tandem Pump training course. Outside diabetes educators are reimbursed for their services at fair market value. Although we believe that these arrangements do not violate the law, regulatory authorities may determine otherwise, especially as enforcement of this law historically has been a high priority for the federal government. In addition, because we may provide some coding and billing information to purchasers of our devices, and because we cannot guarantee that the government will regard any billing errors that may be made as inadvertent, the federal anti-kickback legislation may be applied to us. Noncompliance with the federal anti-kickback legislation could result in our exclusion from Medicare, Medicaid or other governmental programs, restrictions on our ability to operate in certain jurisdictions, and civil and criminal penalties.

Federal law also includes a provision commonly known as the “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” including a company that furnishes durable medical equipment, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs. Although we believe that we have structured our provider arrangements to comply with current Stark Law requirements, these arrangements may not expressly meet the requirements for applicable exceptions from the law.

Additionally, as some of these laws are still evolving, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers with respect to patient training. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider and training arrangements may ultimately be found to be not in compliance with applicable federal law.

Federal False Claims Act. The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring “qui tam” whistleblower lawsuits against companies under the Federal False Claims Act. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action. We believe that we currently are in compliance with the federal government’s laws and regulations concerning the filing of reimbursement claims.

Civil Monetary Penalties Law. The Federal Civil Monetary Penalties Law prohibits the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Noncompliance can result in civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the federal healthcare programs. We believe that our arrangements comply with the requirements of the Federal Civil Monetary Penalties Law.

State Fraud and Abuse Provisions. Many states have also adopted some form of anti-kickback and anti-referral laws and a false claims act. We believe that we are in conformance to such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Health Insurance Portability and Accountability Act of 1996. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. We believe we are in substantial compliance with the applicable HIPAA regulations.

U.S. Foreign Corrupt Practices Act. The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and their representatives from offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals in many countries.

International Regulation

We may evaluate international expansion opportunities in the future. International sales of medical devices are subject to local government regulations, which may vary substantially from country to country. The time required to obtain approval in another country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

The primary regulatory body in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. Additional local requirements may apply on a country-by-country basis. Outside of the European Union, regulatory approval would need to be sought on a country-by-country basis in order for us to market our products.

Employees

As of September 30, 2013, we had 307 full-time employees. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Facilities

As of September 30, 2013, we leased an aggregate of approximately 66,000 square feet, of manufacturing, laboratory and office space in San Diego, California under the First Lease, which was scheduled to expire in 2017. We currently manufacture all of our products at this facility. On November 5, 2013 we entered into an extension of the First Lease and concurrently entered into the Second Lease, for up to approximately an additional 41,000 square feet for office, laboratory and warehousing space in close proximity to our other facilities. We expect to occupy approximately 24,000 square feet under the Second Lease beginning in the first half of 2014, and to occupy the remaining portion of the space under the Second Lease within 12 months thereafter. The First Lease and Second Lease will both expire concurrently approximately 60 months following the date we occupy the first portion of the space associated with the Second Lease. We believe that the facilities that we presently occupy together with the additional facilities that we expect to occupy under the Second Lease will be sufficient to support our current operations and that suitable facilities would be available to us should our operations require it.

Legal Proceedings

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of September 30, 2013:

Name	Age	Position
Kim D. Blickenstaff	61	Director, President and Chief Executive Officer
John Cajigas	47	Chief Financial Officer
John F. Sheridan	58	Executive Vice President and Chief Operating Officer
Robert B. Anacone	62	Executive Vice President and Chief Commercial Officer
David B. Berger	43	General Counsel
Susan M. Morrison	34	Chief Administrative Officer
Lonnie M. Smith(1)	69	Director, Chairman of the Board
Dick P. Allen(2)	69	Director
Edward L. Cahill(1)	60	Director
Fred E. Cohen, M.D., D.Phil(3).	57	Director
Howard E. Greene, Jr.(2)	70	Director
Douglas A. Roeder(2)	42	Director
Jesse I. Treu, Ph.D.(3)	66	Director
Christopher J. Twomey(1)	54	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

Kim D. Blickenstaff has served as our President and Chief Executive Officer and as one of our directors since September 2007. Prior to joining our company, Mr. Blickenstaff served as Chairman and Chief Executive Officer of Biosite Incorporated, or Biosite, a provider of medical diagnostic products, from 1988 until its acquisition by Inverness Medical Innovations, Inc. in June 2007. Mr. Blickenstaff currently serves as Chairman of Medivation, Inc. (NASDAQ: MDVN), and is a member of its audit committee and compensation committee. He previously served as a director of DexCom, Inc. (NASDAQ: DXCM), a provider of glucose monitoring systems, from June 2001 to September 2007. Mr. Blickenstaff was formerly a certified public accountant and has more than 20 years of experience overseeing the preparation of financial statements. He received a B.A. in Political Science from Loyola University, Chicago, and an M.B.A. from the Graduate School of Business, Loyola University, Chicago.

We believe Mr. Blickenstaff brings to our board of directors valuable perspective and experience as our President and Chief Executive Officer, extensive experience at the board level in various healthcare companies, as well as leadership skills, industry experience and knowledge that qualify him to serve as one of our directors.

John Cajigas has served as our Chief Financial Officer since May 2008. Prior to joining our company, Mr. Cajigas served in various accounting and finance positions, most recently as Vice President, Finance, of Biosite from August 1995 until August 2007. Prior to joining Biosite, Mr. Cajigas worked as an Audit Manager with Ernst & Young LLP, working primarily with clients in the technology and biotechnology industries. Mr. Cajigas is a certified public accountant (inactive) and holds a B.A. in Business Administration from San Diego State University.

John F. Sheridan has served as our Executive Vice President and Chief Operating Officer since April 2013. Prior to joining our company, Mr. Sheridan served as Chief Operating Officer of Rapiscan Systems, Inc., a provider of security equipment and systems, from March 2012 to February 2013. Mr. Sheridan served as Executive Vice President of Research and Development and Operations for Volcano Corporation (NASDAQ: VOLC), a medical technology company, from November 2004 to March 2010. From May 2002 to May 2004, Mr. Sheridan served as Executive Vice President of Operations at CardioNet, Inc., a medical technology company. From March 1998 to May 2002, he served as Vice President of Operations at Digirad Corporation, a medical imaging company. Mr. Sheridan holds a B.S. in Chemistry from the University of West Florida and an M.B.A. from Boston University.

Robert B. Anacone has served as our Executive Vice President and Chief Commercial Officer since April 2013. Mr. Anacone served as our Senior Vice President, Business Development, Marketing and Sales, from February 2009 to April 2013. Prior to joining our company, Mr. Anacone served as Senior Vice President, Worldwide Marketing and Sales, of Biosite from October 2005 to June 2007, and as Senior Vice President and General Manager from July 2007 to June 2008. Mr. Anacone holds a B.S. in Economics from the University of Hartford.

David B. Berger joined us in August 2013 as our General Counsel. From January 2008 until August 2013, he served as Vice President, General Counsel and Corporate Secretary of Senomyx, Inc. (NASDAQ: SNMX), a biotechnology company, and was promoted to Senior Vice President in January 2012. He continues to serve as Corporate Secretary of Senomyx. From April 2003 until October 2007 Mr. Berger was responsible for all commercial aspects of legal affairs at Biosite. At Biosite, Mr. Berger most recently held the position of Vice President, Legal Affairs. Previously, Mr. Berger was an attorney at Cooley Godward LLP and Amylin Pharmaceuticals, Inc. Mr. Berger holds a B.A. in Economics from the University of California, Berkeley and a J.D. from Stanford Law School.

Susan M. Morrison was appointed Chief Administrative Officer in September 2013. She previously served as our Vice President, Human Resources, Corporate and Investor Relations since April 2013. Ms. Morrison served as our Director, Corporate and Investor Relations, from January 2009 to March 2013, and was our Director, Corporate Services from November 2007 to December 2008. Prior to joining our company, Ms. Morrison held various positions in Corporate and Investor Relations at Biosite from August 2003 through November 2007. Ms. Morrison holds a B.A. in Public Relations from Western Michigan University.

Directors

Biographical information for Kim D. Blickenstaff is set forth above under the heading “Executive Officers.”

Lonnie M. Smith has served on our board of directors and as the Chairman of the board since January 2013. Mr. Smith served as Chief Executive Officer of Intuitive Surgical, Inc. (NASDAQ: ISRG), a developer and provider of surgical instruments, from June 1997 to June 2010, and as an executive officer of that company until January 2013. Mr. Smith continues to serve as Chairman of the Board of Intuitive Surgical. Prior to joining Intuitive Surgical, Mr. Smith was employed by Hillenbrand, Inc. (NYSE: HI), a provider of industrial products and services, including healthcare equipment, from 1978 to June 1997, serving during his tenure as Senior Executive Vice President, a member of the Executive Committee, the Office of the President and the board of directors. Mr. Smith previously held positions with The Boston Consulting Group and IBM Corporation. Mr. Smith also currently serves on the boards of directors of several private companies. Mr. Smith holds a B.S. in Electrical Engineering from Utah State University and an M.B.A. from Harvard Business School.

We believe Mr. Smith’s background as a chief executive officer and director of a large, publicly-traded medical device company, and his extensive experience at the board level in multiple companies in the healthcare industry, brings to our board critical skills related to financial oversight of complex organizations, strategic planning, and corporate governance and qualify him to serve as one of our directors.

Dick P. Allen has served on our board of directors since July 2007. Mr. Allen was the President of DIMA Ventures, Inc., a private investment firm providing seed capital and board-level support for start-up companies in the healthcare field, until July 2009. Mr. Allen was a co-founder of Caremark, Inc., a home infusion therapy company that was later acquired by Baxter International and served as a Vice President from its inception in 1979 until 1986. Mr. Allen was also a co-founder and director of Pyxis Corporation that was later acquired by Cardinal Health, Inc., and has served on the boards of directors of several private companies. Mr. Allen is Chairman of the Board of JDRF. Mr. Allen was also a Lecturer at the Stanford University Graduate School of Business for a total of 13 years. Mr. Allen holds a B.S. in Industrial Administration from Yale University and an M.B.A. from Stanford University Graduate School of Business.

We believe Mr. Allen’s background in management and on boards of directors of companies in the healthcare industry, as well as his long-term investing experience, brings to our board critical skills related to financial oversight of complex organizations, strategic planning, and corporate governance and qualify him to serve as one of our directors.

Edward L. Cahill has served on our board of directors since May 2009. Mr. Cahill has served as Managing Partner of HLM Venture Partners, a venture capital firm that invests primarily in emerging companies focused on healthcare information technology, healthcare services and medical technology, since May 2000. He served as a director of Animas Corporation, a developer of external insulin pumps, from March 2001 until its acquisition by Johnson & Johnson in February 2006, during which time Animas Corporation conducted an initial public offering and became a publicly-traded company. From June 1995 to May 2000, Mr. Cahill served as a founding partner of Cahill, Warnock Company (now Camden Partners), a Baltimore venture capital firm. Previously, Mr. Cahill was a Managing Director of Alex.Brown & Sons, an investment services brokerage, where he headed the firm’s healthcare group from January 1986 through March 1995. Mr. Cahill also serves as a director of Masimo Corporation (NASDAQ: MASI), a medical technology company. He is also a director of several private healthcare companies and serves as a trustee of Johns Hopkins Medicine, Johns Hopkins Health System and Mercy Health Services. Mr. Cahill holds an A.B. in American Civilization from Williams College and a Masters of Public and Private Management from Yale University.

We believe Mr. Cahill’s diverse and extensive experience on boards of directors and in management, which has included public and private companies in the life sciences industry, provides him with key skills in working with directors, understanding board process and functions and working with financial statements. We also believe that he brings to our board his long-term investing experience with numerous companies in the healthcare and biotechnology industries, as well as a strong financial background, all of which qualify him for service on our board of directors.

Fred E. Cohen, M.D., D.Phil. has served on our board of directors since June 2013. Dr. Cohen is a partner at TPG, a private equity firm he joined in 2001, and serves as co-head of TPG’s biotechnology group. Dr. Cohen is also a Professor of Cellular and Molecular Pharmacology at the University of California, San Francisco, where he has taught since 1988. From 1995 to 2001, Dr. Cohen served as the Chief of the Division of Diabetes, Endocrinology and Metabolism in the Department of Medicine of UCSF. Dr. Cohen also serves as a director of Genomic Health (NASDAQ: GHDX), Quintiles Transnational Holdings (NYSE: Q), Five Prime (NASDAQ: FPRX), Biocryst (NASDAQ: BCRX) and Veracyte (NASDAQ: VCYT). In addition, Dr. Cohen serves as a director of several privately held companies. Dr. Cohen holds a B.S. in Molecular Biophysics and Biochemistry from Yale University, a D.Phil. in Molecular Biophysics from Oxford University and an M.D. from Stanford University.

We believe Dr. Cohen’s diverse and extensive experience on boards of directors and in management, which has included public and private companies in the life sciences industry, provides him with key skills in working with directors, and understanding board process and functions. We also believe he brings to our board his long-term investing experience with numerous companies in the healthcare and biotechnology industries, including serving on public company audit committees.

Howard E. Greene, Jr. has served on our board of directors since January 2008. Mr. Greene is an entrepreneur who has participated in the founding and management of 11 medical technology companies over 25 years, including three companies for which he served as chief executive officer. He was the co-founder of Amylin Pharmaceuticals, Inc., a public pharmaceutical company that was acquired by Bristol Myers Squibb in August 2012, serving as the Chief Executive Officer of that company from 1987 to 1996. He also served as a director of Amylin Pharmaceuticals from 1987 to April 2009. Mr. Greene also served on the board of directors of Biosite from June 1989 until its acquisition by Inverness Medical Innovations, Inc. in 2007. From 1986 until 1993, Mr. Greene was a founding general partner of Biovest Partners, a seed venture capital firm. He was Chief Executive Officer of Hybritech Incorporated from March 1979 until its acquisition by Eli Lilly & Co. in March 1986, and he was co-inventor of Hybritech’s patented monoclonal antibody assay technology. Prior to joining Hybritech, he was an executive with the medical diagnostics division of Baxter Healthcare Corporation and a consultant with McKinsey & Company. Mr. Greene holds a B.A. in Physics from Amherst College and an M.B.A. from Harvard Business School.

We believe Mr. Greene’s background as a chief executive officer and director of publicly-traded biotechnology companies, his extensive experience at the executive and board level in multiple companies in the medical technology industry, and his long-term investing experience, brings to our board critical skills related to financial oversight of complex organizations, strategic planning, and corporate governance and qualify him to serve as one of our directors.

Douglas A. Roeder has served on our board of directors since May 2009. Mr. Roeder joined Delphi Ventures as an Associate in 1998, and has been a Partner since 2000, focusing on medical devices, diagnostics and biotechnology. Prior to joining Delphi Ventures, Mr. Roeder was an Associate with Alex.Brown’s Healthcare Investment Banking Group in San Francisco, where he focused on the medical device, life sciences and healthcare services industries. He also previously worked with Putnam Associates, a strategy consulting firm focused on the pharmaceutical and biotechnology industries. Mr. Roeder holds an A.B. in Biochemistry from Dartmouth College.

We believe Mr. Roeder’s experience on several boards of directors of companies in the life sciences industry, provides him with key skills in working with directors, understanding board process and functions and working with financial statements. We also believe that he brings to our board his long-term investing experience with numerous companies in the healthcare and medical device industries, all of which qualify him for service on our board.

Jesse I. Treu, Ph.D. has served on our board of directors since June 2008. Dr. Treu has been a Managing Member of Domain Associates, L.L.C. since its inception in 1985. He has been a director of over 35 early-stage healthcare companies. Dr. Treu currently serves as a member of the boards of directors of Afferent Pharmaceuticals, Aldexa Pharmaceuticals, CoLucid Pharmaceuticals, Regado Biosciences and Veracyte. He has also served as a founder, president and chairman of numerous venture-stage companies. Prior to the formation of Domain Associates, Dr. Treu had twelve years of experience in the healthcare industry. He was Vice President of the predecessor organization to The Wilkerson Group and its venture capital arm, CW Ventures. While at CW Ventures, he served as President and CEO of Microsonics, Inc., a pioneer in computer image processing for cardiology. From 1977 through 1982, Dr. Treu led new product development and marketing planning for immunoassay and histopathology products at Technicon Corporation, which is now part of Siemens Diagnostics. Dr. Treu began his career with General Electric Company in 1973, initially as a research scientist developing thin film optical sensors for immunoassay testing, and later serving on the corporate staff with responsibility for technology assessment and strategic planning. Dr. Treu received his B.S. in Physics from Rensselaer Polytechnic Institute and his M.A. and Ph.D. in physics from Princeton University.

We believe Dr. Treu’s extensive experience as an officer and member of the board of directors of several companies in the healthcare industry brings to our board valuable industry expertise, understanding of financial statements, and significant executive management experience and leadership skills, as well as a strong understanding of corporate governance principles.

Christopher J. Twomey has served on our board of directors since July 2013. From March 1990 until his retirement in 2007, Mr. Twomey held various positions with Biosite, most recently serving as Senior Vice

President, Finance and Chief Financial Officer. From 1981 to 1990, Mr. Twomey worked for Ernst & Young LLP, where he served as an Audit Manager. Mr. Twomey has served as a director Cadence Pharmaceuticals, Inc. (NASDAQ: CADX), a biopharmaceutical company, since July 2006 and is chair of that company’s audit committee. Mr. Twomey has also served as a member of the board of directors of Senomyx since March 2006 and is chair of that company’s audit committee. Mr. Twomey holds a B.A. in Business Economics from the University of California at Santa Barbara.

We believe Mr. Twomey’s experience in senior financial management and on boards of directors of companies in the life sciences industry, as well as his long-term accounting and auditing experience, brings to our board critical skills related to financial oversight of complex organizations, strategic planning, and corporate governance.

Director Independence

Our board of directors has affirmatively determined that Messrs. Dick P. Allen, Edward L. Cahill, Fred E. Cohen, Howard E. Greene, Jr., Douglas A. Roeder, Jesse I. Treu, Lonnie M. Smith and Christopher J. Twomey meet the definition of “independent director” under the applicable Listing Rules of the NASDAQ Stock Market.

Family Relationships

There is no family relationship between any director, executive officer or person nominated to become a director or executive director.

Board of Directors

Composition of our Board of Directors upon the Closing of this Offering

Our bylaws provide that the number of directors may be determined from time to time by resolution of our board of directors. Upon the closing of this offering, we will have nine directors. Our board of directors will be divided into three classes, as follows:

•	Class I, which initially will consist of Kim D. Blickenstaff, Howard E. Greene, Jr. and Christopher J. Twomey, whose terms will expire at our annual meeting of stockholders to be held in 2014;

•	Class II, which initially will consist of Dick P. Allen, Edward L. Cahill and Lonnie M. Smith, whose terms will expire at our annual meeting of stockholders to be held in 2015; and

•	Class III, which initially will consist of Fred E. Cohen, Douglas A. Roeder and Jesse I. Treu, whose terms will expire at our annual meeting of stockholders to be held in 2016.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

Directors may only be removed with cause by the affirmative vote of at least a majority of the shares then entitled to vote at an election of directors. Because only one-third of our directors will be elected at each annual meeting, two consecutive annual meetings of stockholders could be required for the stockholders to change a majority of the board. Douglas A. Roeder serves on our board of directors as nominee of Delphi Ventures VIII, L.P., Edward L. Cahill serves on our board of directors as nominee of HLM Venture Partners II, L.P., Jesse I. Treu serves on our board of directors as nominee of Domain Partners VII, L.P., Fred E. Cohen serves on our board of directors as nominee of TPG Biotechnology Partners III, L.P., and Dick P. Allen, Howard E. Greene, Jr. and Lonnie M. Smith serve on our board of directors as nominees of certain of our common stockholders, in each case pursuant to a voting agreement among us and certain of our stockholders. This voting agreement will terminate upon completion of this offering. For additional information, see “Certain Relationships and Related Party Transactions—Third Amended and Restated Voting Agreement.”

Our current and future executive officers and significant employees serve at the discretion of our board of directors.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer are presently separated. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance principles do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property, which are discussed in the section entitled “Risk Factors” beginning on page 12 of this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting.

Committees of our Board of Directors

Our board of directors has three permanent committees: the audit committee, the compensation committee, and the nominating and corporate governance committee. The board of directors recently adopted written charters for our audit committee, compensation committee and our nominating and corporate governance committee, all of which will be available on our website upon completion of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit Committee

We have an audit committee consisting of Christopher J. Twomey (Chair), Edward L. Cahill and Lonnie M. Smith, each of whom has been determined to be an independent director under applicable SEC rules and the applicable Listing Rules of the NASDAQ Stock Market. Upon the closing of this offering, the audit committee will be responsible for, among other things:

•	appointing, terminating, compensating and overseeing the work of any independent auditor engaged to prepare or issue an audit report or other audit, review or attest services;

•

reviewing all audit and non-audit services to be performed by the independent auditor, taking into consideration whether the independent auditor’s provision of non-audit services to us is compatible with maintaining the independent auditor’s independence;

•	reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and internal controls and the audits of our financial statements;

•

establishing and overseeing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

•	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

•	determining compensation of the independent auditors and of advisors hired by the audit committee and ordinary administrative expenses;

•	reviewing and discussing with management and the independent auditor the annual and quarterly financial statements prior to their release;

•	monitoring and evaluating the independent auditor’s qualifications, performance and independence on an ongoing basis;

•	reviewing reports to management prepared by the internal audit function, as well as management’s response;

•	reviewing and assessing the adequacy of the formal written charter on an annual basis;

•	reviewing and approving related party transactions for potential conflict of interest situations on an ongoing basis; and

•	overseeing such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Our board of directors has affirmatively determined that Mr. Twomey is designated as an “audit committee financial expert.”

Compensation Committee

We have a compensation committee consisting of Douglas A. Roeder (Chair), Dick P. Allen and Howard E. Greene, Jr., each of whom has been determined to be an independent director under the applicable Listing Rules of the NASDAQ Stock Market. Upon the closing of this offering, the compensation committee will be responsible for, among other things:

•	developing, reviewing, and approving our overall compensation programs, and regularly reporting to the full board of directors regarding the adoption of such programs;

•

developing, reviewing and approving our cash and equity incentive plans, including approving individual grants or awards thereunder, with the exception of grants or awards to our chief executive officer which must be approved by our independent directors, and regularly reporting to the full board of directors regarding the terms of such plans and individual grants or awards;

•	reviewing and approving individual and company performance goals and objectives that may be relevant to the compensation of executive officers and other key employees;

•

reviewing and approving the terms of any employment agreement, severance or change in control arrangements, or other compensatory arrangement with any executive officers or other key employees, with the exception of our chief executive officer for whom any such arrangements must be approved by our independent directors;

•	reviewing and discussing with management the tables and narrative discussion regarding executive officer and director compensation to be included in the annual proxy statement;

•	reviewing and assessing, on an annual basis, the adequacy of the formal written charter; and

•	overseeing such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

We have a nominating and corporate governance committee consisting of Jesse I. Treu (Chair) and Fred E. Cohen, each of whom has been determined to be an independent director under the applicable Listing Rules of the NASDAQ Stock Market. Upon completion of this offering, the nominating and corporate governance committee will be responsible for, among other things:

•	identifying and screening candidates for our board of directors, and recommending nominees for election as directors;

•	assessing, on an annual basis, the performance of the board of directors and any committee thereof;

•	overseeing overall business risk and acquiring insurance policies;

•

reviewing the structure of the board’s committees and recommending to the board for its approval directors to serve as members of each committee, including each committee’s respective chair, if applicable;

•	reviewing and assessing, on an annual basis, the adequacy of the formal written charter on an annual basis; and

•	generally advising our board of directors on corporate governance and related matters.

Other Committees of the Board

Our board of directors may from time to time establish other committees when necessary to address specific issues.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee (or other committee performing equivalent functions) of any other company.

We have entered into an indemnification agreement with each of our directors, including Messrs. Allen, Roeder and Greene, who comprise our compensation committee. For additional information, see “Certain Relationships and Related Party Transactions—Indemnification Agreements with our Directors and Officers.”

Codes of Conduct

We recently adopted a revised code of ethics relating to the conduct of our business by all of our employees, officers and directors, as well as a code of ethics specifically for our chief executive officer and senior financial officers, both of which will be posted on our website upon completion of the offering.

Director Compensation

We did not pay any compensation to our directors in 2012. However, we did reimburse all non-employee directors for travel and out-of-pocket expenses incurred in connection with their service on the board of directors, including attending board and committee meetings.

During 2013, we have not paid our directors any cash compensation. However, as compensation for their services, we did grant options to purchase shares of common stock to certain of our non-employee directors who are not affiliated with any of our principal stockholders. Mr. Smith was granted 26,856 options in April 2013, which vest as to 25% of the shares on the first anniversary of the grant date, and the remaining options vest in 36 equal monthly installments. Mr. Twomey was granted 20,888 options in August 2013, which vest as to 25% of the options on the first anniversary of the grant date, and the remaining options vest in 36 equal monthly installments. Messrs. Allen and Greene were each granted 16,710 options in April 2013, which vest in 24 equal monthly installments. Each of these grants were made pursuant to the 2006 Plan. No additional equity awards have been granted to any of our non-employee directors in 2013.

In October 2013, our board of directors approved a director compensation program to be effective at the time of this offering.

Under this director compensation program, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of each committee will receive higher retainers for such service. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Retainer	Chairman Annual Retainer
Board of Directors	$44,000	$88,000
Audit Committee	8,500	23,000
Compensation Committee	6,000	17,000
Nominating and Corporate Governance Committee	5,000	9,000

We are also considering allowing non-employee directors to elect to receive an equity award under the 2013 Plan in lieu of receiving all or any portion of the cash retainers described above, but the final terms of that proposed arrangement have not been determined at this time. We will also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of director and committee meetings.

Further, each non-employee director serving on our board of directors effective upon the pricing of this offering will receive an option to purchase 17,000 shares. Mr. Twomey will also receive an additional option to purchase 4,000 shares immediately prior to this offering. Each such option will be granted with an exercise price equal to the offering price in this offering and will vest in equal monthly installments over a period of 12 months following the grant date, subject to the director’s continued service as a director.

Following the completion of this offering, under our director compensation program, each non-employee director elected to our board of directors will receive an option to purchase 25,000 shares of our common stock. Each of these options will vest in equal monthly installments over a period of 36 months following the grant date, subject to the director’s continued service as a director. Further, annually on November 15 of each year following the completion of this offering, each non-employee director then serving on our board of directors will receive an option to purchase an additional 17,000 shares of our common stock. Each of these options will vest in equal monthly installments over a period of 12 months following the grant date, subject to the non-employee director’s continued service as a director. The exercise price of all options granted to our non-employee directors will equal the fair market value of our common stock on the date of grant.

The director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders.

All stock option or other equity awards to non-employee directors are expected to be made pursuant to the 2013 Plan. For additional information, see “Executive Compensation—2013 Stock Incentive Plan.”

EXECUTIVE COMPENSATION

This narrative discussion of the compensation philosophy, objectives, policies and arrangements that apply to our named executive officers is intended to assist your understanding of, and to be read together with, the Summary Compensation Table and related disclosures set forth below.

Named Executive Officers

Our “named executive officers” include our principal executive officer and our two other most highly compensated executive officers. For 2012, our named executive officers were:

•	Kim D. Blickenstaff, who currently serves as our President and Chief Executive Officer, as well as a member of our board of directors, and is our principal executive officer;

•

Robert B. Anacone, who served as our Senior Vice President, Business Development, Marketing and Sales during 2012, and currently serves as our Executive Vice President and Chief Commercial Officer; and

•	John Cajigas, who currently serves as our Chief Financial Officer and Treasurer, and is our principal financial and accounting officer.

Compensation Philosophy and Objectives

The primary objective of our executive compensation program is to attract and retain talented executives with the skills necessary to lead us and create long-term value for our stockholders. We recognize that there is significant competition for talented executives, especially in the medical device industry, and it can be particularly challenging for early-stage companies to recruit experienced executives. When establishing our executive compensation program, our Compensation Committee, which we refer to as the Committee for purposes of this discussion, is guided by the following four principles:

•	Attract executives with the background and experience required for our future growth and success;

•	Provide a total compensation package that is competitive with other companies in the medical device industry that are of a similar size and stage of growth;

•	Align the interests of our executives with those of our stockholders by tying a meaningful portion of total compensation to increases in our value through the grant of equity-based awards; and

•

Tie a meaningful portion of potential total compensation to the achievement of our performance objectives, such as annual revenue, which can increase or decrease to reflect achievement with respect to the objectives.

The Committee is primarily responsible for overseeing, reviewing and approving our compensation policies, including the compensation arrangements that apply to our named executive officers.

The Committee evaluates the total compensation of our named executive officers and other executives relative to available compensation information from companies in our industry that are at a similar size and stage of growth. The Committee’s historical practice has been to benchmark our executive salaries just above market at the 60th percentile compared to relevant survey data in order to compete in the market for talented executives.

The Committee has not established any formal policies or guidelines for allocating between long-term and currently paid compensation, or between cash and non-cash compensation. In determining the amount and mix of compensation elements and whether each element provides the correct incentives in light of our compensation objectives, the Committee relies on its judgment and experience rather than adopting a formulaic approach to compensation decisions.

Market Comparisons

Historically, the Committee has reviewed compensation data from industry compensation surveys as a component of its executive compensation decision making process. For 2012, the Committee reviewed compensation data provided by (i) Radford Surveys, an independent national technology and life sciences compensation consulting firm, and (ii) Top 5, an independent consulting firm focused on executive compensation, sales force compensation and equity strategy development. The Committee also reviewed an executive compensation survey report, which provided compensation data from 206 private, venture-backed life sciences companies.

The Committee used the information supplied in the reports and surveys to evaluate the total compensation, as well as each element of compensation, for each executive officer, including the named executive officers. The Committee believes it is important to review this compensation data because we compete for executive talent and stockholder investment with the type of companies identified in the reports and surveys.

Compensation Elements

In light of the Committee’s review of the compensation survey data, and in furtherance of our compensation philosophy and objectives, the executive compensation program for our named executive officers generally consists of a base salary, a cash incentive program, equity-based awards and other benefits.

Base Salary

We pay base salaries to attract and retain key executives with the necessary experience for our future growth and success. Base salaries provide a base amount of compensation. Base salaries reflect each executive officer’s responsibility level, tenure with us, individual performance and business experience.

The Committee establishes base salaries after reviewing industry compensation data as discussed above. In keeping with its philosophy of paying just above market salaries in order to attract executive talent and stay competitive in the market, the Committee generally sets base salary at approximately the 60th percentile of the base salaries paid to executives with similar titles and levels of responsibility at the surveyed companies. Salaries are then reviewed periodically and adjusted as warranted in response to updated data regarding comparable market salaries, as well factors such as individual performance and responsibility level.

Cash Incentive Program

For 2012, we adopted a cash incentive program that applied to each of our executive officers, as well as to certain other employees. The Committee approved the cash incentive program because it believes that aligning the payment of cash incentives with the achievement of a specified Tandem performance objective creates long-term value for us and aligns the compensation of the executives with the interests of our stockholders.

The target cash incentive amount for each executive was initially set as a percentage of the executive’s base salary. The Committee established minimum and target 2012 revenue thresholds for our company, and cash incentive payments could be earned based upon achievement with respect to those amounts. However, because commercialization of t:slim did not occur until the third quarter of 2012, and due to the timing of our preferred stock financing transaction in 2012, the program was not fully implemented and no amounts were paid pursuant to the program. As a result, there are no cash incentive payments reflected in the “Cash Incentive Program” column of the Summary Compensation Table below.

Equity-Based Awards

In keeping with our executive compensation philosophy, the Committee believes that meaningful equity ownership is important to align the interests of our executives with those of our stockholders and to provide our executives with incentives to create long-term value for our stockholders. The executives’ interests are aligned with stockholders because, as the value of our company increases over time, the value of the executives’ equity grants increases as well. The Committee also believes that granting equity awards that vest over time promotes the retention of our executives.

Our outstanding equity awards have principally been granted pursuant to the 2006 Plan. The 2006 Plan allows for the issuance of equity awards to our executives in the form of stock options or restricted stock. Historically, in lieu of receiving option grants, we have offered our executive officers the choice to purchase restricted stock at the fair market value of the shares on the grant date, which amount is determined by an independent appraisal.

When determining the number of equity awards to be granted to each executive, the Committee generally considers several factors, including the position and level of responsibility of the executive, the executive’s tenure with us, and survey data with respect to the level of equity ownership by executives with similar titles and levels of responsibility at the surveyed companies. The Committee also takes into account our achievement with respect to significant milestones during the period prior to the grant date, such as completing financing transactions and receiving regulatory clearance or approval to commercialize products.

Equity awards were granted to each of the named executive officers in 2011. As a result of these grants, and in light of the factors discussed above, the Committee determined not to grant additional equity awards to the named executive officers in 2012. As a result, no amounts are reflected under the “Stock Awards” and “Option Awards” columns of the Summary Compensation Table below.

On April 23, 2013, the independent directors of our board approved the grant of stock options to each of our named executive officers. Mr. Blickenstaff received an option to purchase 574,718 shares, Mr. Anacone received an option to purchase 158,749 shares, and Mr. Cajigas received an option to purchase 119,360 shares. Each of the options vests in 24 equal monthly installments following the grant date and were made pursuant to the 2006 Plan. The number of options granted to each named executive officer was determined by reference to the factors discussed above.

On October 29, 2013, the independent directors of our board of directors approved the grant of stock options to each of our named executive officers under the terms of our 2013 Plan effective as of the pricing of this offering. Mr. Blickenstaff will receive an option to purchase 549,000 shares, Mr. Anacone will receive an option to purchase 154,000 shares, and Mr. Cajigas will receive an option to purchase 191,000 shares. Each of the options will vest over a period of 48 months, with 25% of the shares vesting on the date that is 12 months following the date of grant, and the remaining 75% of the shares vesting in equal monthly installments over the remaining 36 months. Each of the options will be granted with an exercise price equal to the price in this offering.

We expect that future equity awards will be granted to our named executive officers and other employees pursuant to the 2013 Plan. For additional information, see “—Stock Incentive Plans.”

Benefits

We have adopted a defined contribution 401(k) plan for the benefit of our employees. Employees are eligible to participate in the plan beginning on the first day of the calendar quarter following their date of hire. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. We do not match contributions at this time.

In addition, we offer a standard benefits package that we believe is necessary to attract and retain key executives. Our named executive officers are eligible to participate in our health and welfare benefit plans. We also pay the premiums for long-term disability insurance and life insurance for our named executive officers. Except as discussed in the Summary Compensation Table, the benefits provided to our named executive officers generally reflect those provided to all of our employees.

Employment Agreements

We have not entered into employment agreements with any of our executive officers.

Employment Severance Agreements

Our board of directors has approved employment severance agreements with each of our named executive officers, as well as with all of our other executive officers. The board of directors believes it is important to provide our named executive officers with severance benefits under limited circumstances in order to provide them with enhanced financial security and sufficient incentive and encouragement to remain employed by us.

Pursuant to the terms of each of the severance agreements, if within three months prior or 12 months following a “change of control” (as defined in the severance agreements), the executive officer’s employment is terminated as a result of (i) an involuntary termination or (ii) a resignation for good reason (each as defined in the severance agreements), then the executive will continue to receive salary at the salary amount in effect at the time of such termination (less applicable withholdings and deductions) for the applicable severance period beginning immediately following such termination as well as the executive’s target bonus for the year in which the termination occurs. The executive will also vest in and have the right to exercise all outstanding options, restricted stock awards and stock appreciation rights, or SARs, that were unvested as of the date of such termination. Additionally, all of our repurchase rights with respect to any vested and unvested restricted stock will lapse and any right to repurchase any of our common stock shall terminate.

If within 12 months following a change of control, the executive officer’s employment is terminated as a result of voluntary resignation, termination for cause, disability or death, then the executive officer will not be entitled to receive severance change in control benefits except for those as may then be established under our then existing severance and benefits plans and practices or pursuant to other written agreements with us.

Pursuant to the terms of each of the severance agreements, upon the termination of the named executive officer’s employment for any reason, we will pay the executive:

•	any unpaid base salary due for periods prior to the termination date;

•	all of the executive’s accrued paid time off through the termination date; and

•	all expenses reasonably and necessarily incurred and submitted on proper expense reports in connection with our business prior to the termination date.

The severance agreements are nearly identical for each of the named executive officers except that the severance period for Mr. Blickenstaff is 24 months, the severance period for Mr. Anacone is 18 months and the severance period for Mr. Cajigas is 18 months.

The benefits payable under the severance agreements may be immediately terminated in certain circumstances, including the unauthorized use by a named executive officer of our material confidential information or any prohibited or unauthorized competitive activity undertaken by a named executive officer.

Summary Compensation Table

The following table sets forth summary compensation information for our named executive officers for the year ended December 31, 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Cash Incentive Program ($)(3)	All Other Compensation ($)		Total ($)
Kim D. Blickenstaff President and Chief Executive Officer	2012	350,000	—	—	—	—	0		350,000
Robert B. Anacone Executive Vice President and Chief Commercial Officer	2012	265,000	—	—	—	—	60,000	(4)	325,000
John Cajigas Chief Financial Officer	2012	285,000	—	—	—	—	0		285,000

(1)	We did not pay any discretionary bonuses to our named executive officers in 2012.
(2)	We did not grant any options or restricted stock awards to our named executive officers in 2012. For additional information, see “—Equity Based Awards.”
(3)	No amounts were earned under our cash incentive program in 2012. For additional information, see “—Cash Incentive Program.”
(4)	This amount reflects the amount of reimbursement to the executive pursuant to a home mortgage differential plan. We ceased making these payments in April 2013.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information about the outstanding equity awards held by each of our named executive officers as of December 31, 2012.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested ($)(2)
Kim D. Blickenstaff	—	—		—	—	2,487	(3)	$37,305
						10,568	(4)	$158,520
Robert B. Anacone	7,149	311	(5)	$11.73	3/16/2019
	5,719	1,144	(6)	$10.72	8/20/2019
	1,740	4,228	(7)	$7.04	10/20/2021
John Cajigas	—	—		—	—	1,492	(3)	$22,380
						6,341	(4)	$95,115

(1)	The expiration date of all option awards is ten years from the date of grant.
(2)	There was no public market for our common stock at December 31, 2012. We have estimated the market value of the unvested restricted stock awards based on the initial public offering price of $15.00 per share.
(3)	This amount represents restricted shares that were granted on August 20, 2009 and remained unvested as of December 31, 2012. The restricted stock award vested as to 25% of the shares on August 20, 2010, the first anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments until August 20, 2013.

(4)	This amount represents restricted shares that were granted on October 20, 2011 and remained unvested as of December 31, 2012. The restricted stock award vested as to 25% of the shares on October 20, 2012, the first anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments until October 20, 2015; provided, however, that the unvested options shall become vested in full upon the closing of our initial public offering.
(5)	This amount represents options to purchase shares of our common stock that were granted on March 16, 2009 and remained unvested as of December 31, 2012. The shares underlying these options vested as to 25% of the shares on March 16, 2010, and the remaining shares vest in 36 equal monthly installments until March 16, 2013.
(6)	This amount represents options to purchase shares of our common stock that were granted on August 20, 2009 and remained unvested as of December 31, 2012. The shares underlying these options vested as to 25% of the shares on August 20, 2010, the first anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments until August 20, 2013.
(7)	This amount represents options to purchase shares of our common stock that were granted on October 20, 2011 and remained unvested as of December 31, 2012. The shares underlying these options vested as to 25% of the shares on October 20, 2012, the first anniversary of the grant date, and the remaining shares vest in 36 equal monthly installments until October 20, 2015.

Stock Incentive Plans

Our stockholders and board of directors previously adopted the 2006 Plan. Our board of directors and our stockholders have also approved the 2013 Plan and the ESPP.

As of September 30, 2013, the number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding stock options and number of shares remaining available for future issuance under the 2006 Plan is set forth in the table below. The table below also reflects the shares associated with the 2013 Plan and the ESPP which will become effective upon the pricing of the offering. Our board of directors has determined not to make any further awards under the 2006 Plan following the closing of this offering.

Name of Plan	Number of Shares Reserved for Issuance	Number of Shares Issued	Number of Shares Underlying Outstanding Options	Number of Shares Remaining Available for Future Issuance
2006 Stock Incentive Plan	2,685,605	83,924	2,470,708	130,973
2013 Stock Incentive Plan	4,809,000	—	—	4,809,000
2013 Employee Stock Purchase Plan	556,000	—	—	556,000

In October 2013, our board of directors approved the grant of an aggregate of 2,030,000 options to purchase common stock under the terms of the 2013 Plan, effective upon the pricing of this offering, of which 140,000 options will be awarded to our non-employee directors and 1,890,000 options will be awarded to employees, including our executive officers. All such options will be granted with an exercise price equal to the price in this offering.

The following description of each of our stock incentive plans is qualified by reference to the full text of those plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2006 Stock Incentive Plan

The 2006 Plan was approved by our board of directors in September 2006, was subsequently approved by our stockholders in July 2007 and was most recently amended in April 2013.

We have reserved an aggregate of 2,685,605 shares of our common stock for issuance under the 2006 Plan. This number is subject to adjustment in the event of a recapitalization, stock split, reclassification, stock dividend or other change in our capitalization. Shares of common stock underlying awards granted under the 2006 Plan that can no longer be exercised, as well as shares that are reacquired by us, are currently added back to the shares of common stock available for issuance under the 2006 Plan.

The 2006 Plan permits us to make grants of options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and options that do not so qualify, which are referred to as non-qualified stock options. Incentive stock options may only be issued to our employees. Non-qualified stock options may be issued to employees, officers, directors, consultants and other service providers. The option exercise price of each option granted pursuant to the 2006 Plan will be determined by the Committee, and may not be less than 100% of the fair market value of the common stock on the date of grant, subject to certain exceptions. The term of each option will be fixed by the Committee and may not exceed ten years from the date of grant. All option grants under the 2006 Plan are made pursuant to a written option agreement.

The 2006 Plan also permits us to make grants of restricted stock. Restricted stock awards may be issued to employees, officers, directors, consultants and other service providers. The purchase price for the restricted stock awards granted pursuant to the 2006 Plan will be determined by the Committee, and may not be less than 85% of the fair market value of the common stock on the date of grant, subject to certain exceptions. All restricted stock grants under the 2006 Plan are made pursuant to a written restricted stock agreement.

The 2006 Plan is administered by the Committee. The Committee has the authority to manage and control the administration of the 2006 Plan. In particular, the Committee has the authority to determine the persons to whom awards are granted and the number of shares of common stock underlying each award. In addition, the Committee has the authority to accelerate the exercisability or vesting of any award, and to determine the specific terms and conditions of each award. However, the Committee typically recommends specific equity grants to each executive officer, which grants are then approved by our full board of directors.

With respect to options granted under the 2006 Plan, the Committee may provide that, in the event of a “change in control,” vesting shall accelerate automatically effective as of immediately prior to the change in control. The Committee has the discretion to provide other terms and conditions that relate to the vesting of options upon a change in control, or for the assumption of options in the event of a change in control. Outstanding options terminate upon a change in control except to the extent they are assumed in the change in control transaction. With respect to restricted stock granted under the 2006 Plan, in the event of a change in control, all repurchase rights automatically terminate immediately prior to the change in control, and the shares immediately vest in full, except to the extent that the acquiring entity provides for the assumption of the restricted stock award, or such accelerated vesting is precluded by other limitations imposed by the Committee at the time the restricted stock is issued.

The Committee may amend, suspend or terminate the 2006 Plan at any time, subject to compliance with applicable law. The Committee may also amend, modify or terminate any outstanding award, provided that no amendment to an award may substantially affect or impair the rights of a participant under any awards previously granted without his or her written consent.

No awards may be granted under the 2006 Plan after the date that is 10 years from the date the 2006 Plan was approved by our stockholders. The Committee and our board of directors has determined not to make any further awards under the 2006 Plan following the closing of this offering.

2013 Stock Incentive Plan

Our board of directors and our stockholders have approved the 2013 Plan. The 2013 Plan provides us flexibility with respect to our ability to attract and retain the services of qualified employees, officers, directors, consultants and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business depends, and to provide additional incentives to such persons to devote their effort and skill to the advancement and betterment of our company, by providing them an opportunity to participate in the ownership of our company and thereby have an interest in its success and increased value.

We have reserved an aggregate of 4,809,000 shares of our common stock for issuance under the 2013 Plan. This number is subject to adjustment in the event of a recapitalization, stock split, reverse stock split, reclassification, stock dividend or other change in our capital structure. To the extent that an award terminates, or expires for any reason, then any shares subject to the award may be used again for new grants. However, shares which are (i) not issued or delivered as a result of the net settlement of outstanding SARs or options, (ii) used to pay the exercise price related to outstanding options, (iii) used to pay withholding taxes related to outstanding options or SARs or (iv) repurchased on the open market with the proceeds from an option exercise, will not be available for grant under the 2013 Plan.

The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2015 (assuming the 2013 Plan becomes effective before such date) through January 1, 2022, by the least of (i) 4% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or (ii) a number determined by our board of directors that is less than (i).

The 2013 Plan permits us to make grants of (i) incentive stock options pursuant to Section 422 of the Code and (ii) non-qualified stock options. Incentive stock options may only be issued to our employees. Non-qualified stock options may be issued to our employees, directors, consultants and other service providers. The option exercise price of each option granted pursuant to the 2013 Plan will be determined by the Committee and may not be less than 100% of the fair market value of the common stock on the date of grant, subject to certain exceptions. The term of each option will be fixed by the Committee and may not exceed ten years from the date of grant. All option grants under the 2013 Plan are made pursuant to a written option agreement.

The 2013 Plan permits us to sell or make grants of restricted stock. Restricted stock may be sold or granted to our employees, directors, consultants and other service providers (or of any current or future parent or subsidiary of our company). Restricted stock issued under the 2013 Plan is sold or granted pursuant to a written restricted stock purchase agreement.

The 2013 Plan also permits us to issue SARs. SARs may be issued to our employees, directors, consultants and other service providers. The base price per share of common stock covered by each SAR may not be less than 100% of the fair market value of the common stock on the date of grant, subject to certain exceptions. SAR grants under the 2013 Plan are made pursuant to a written SAR agreement.

Further, the 2013 Plan permits us to issue restricted stock units, or RSUs. RSUs may be issued to our employees, directors, consultants and other service providers. RSU grants under the 2013 Plan are made pursuant to a written RSU agreement.

The 2013 Plan is administered by the Committee, which has the authority to control and manage the operation and administration of the 2013 Plan. In particular, the Committee has the authority to determine the persons to whom, and the time or times at which, incentive options, nonqualified stock options, restricted stock, SARs or RSUs shall be granted, the number of shares to be represented by each option agreement or covered by each restricted stock purchase agreement, SAR agreement or RSU agreement and the exercise price of such options and the base price of such SARs. In addition, the Committee has the authority to accelerate the exercisability or vesting of any award, and to determine the specific terms, conditions and restrictions of each award.

Unless provided otherwise within each written option agreement, restricted stock purchase agreement, SAR agreement or RSU agreement as the case may be, the vesting of all options, restricted stock, SARs and

RSUs granted under the 2013 Plan shall accelerate automatically in the event of a “change in control” (as defined in the 2013 Plan) effective as of immediately prior to the consummation of the change in control unless such equity awards are to be assumed by the acquiring or successor entity (or parent thereof) or equity awards of comparable value are to be issued in exchange therefor or the equity awards granted under the 2013 Plan are to be replaced by the acquiring entity with other incentives under a new incentive program containing such terms and provisions as the Committee in its discretion may consider equitable.

Our board of directors may from time to time alter, amend, suspend or terminate the 2013 Plan in such respects as our board of directors may deem advisable, provided that no such alteration, amendment, suspension or termination shall be made which shall substantially affect or impair the rights of any participant under any awards previously granted without such participant’s consent.

No awards may be granted under the 2013 Plan after the date that is ten years from the date the 2013 Plan was approved by our stockholders.

2013 Employee Stock Purchase Plan

Our board of directors and our stockholders have approved the ESPP. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success.

Following this offering, the ESPP authorizes the issuance of shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. We have reserved an aggregate of 556,000 shares of our common stock for issuance under the ESPP. This number is subject to adjustment in the event of a recapitalization, stock split, reverse stock split, reclassification, stock dividend or other change in our capital structure. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2015 (assuming the ESPP becomes effective before such date) through January 1, 2022, by the least of (i) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or (ii) a number determined by our board of directors that is less than (i). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Our board of directors has delegated its authority to administer the ESPP to the Committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (i) 85% of the fair market value of a share of our common stock on the first date of an offering or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Employees may have to satisfy one or more service requirements before participating in the ESPP, as determined by our board of directors. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (i) the number of shares reserved under the ESPP, (ii) the maximum number of shares by which the share reserve may increase automatically each year and (iii) the number of shares and purchase price of all outstanding purchase rights.

In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within a specified period prior to such corporate transaction, and such purchase rights will terminate immediately. A corporate transaction generally has the same meaning as such term in the 2013 Plan.

Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Compensation Risk Assessment

We believe that, although a portion of the compensation provided to our executives and other employees is subject to the achievement of specified Tandem performance criteria, our executive compensation program does not encourage excessive or unnecessary risk-taking. We do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since January 1, 2010, or any currently proposed transaction, to which we were or are a party in which:

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors or executive officers, any holder of 5% of any class of our voting capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Series C Preferred Stock Financing

In January 2010, in connection with our Series C preferred stock financing, we issued and sold an aggregate of 704,125 shares our Series C preferred stock at a price per share of $44.00 for an aggregate purchase price of $31.0 million. The following table sets forth the number of shares of our Series C preferred stock that we issued to our directors, executive officers and 5% stockholders and their affiliates in this transaction:

Name	Number of Shares of Series C Preferred Stock	Aggregate Purchase Price ($)
Entities affiliated with Delphi Ventures:(1)
Delphi Ventures VIII, L.P.	202,567	8,912,948
Delphi BioInvestments VIII, L.P.	1,977	86,988
Entities affiliated with Domain Partners:(2)
Domain Partners VII, L.P.	167,596	7,374,224
DP VII Associates, L.P.	2,858	125,752
TPG Biotechnology Partners III, L.P.(3)	170,454	7,499,976
HLM Venture Partners II, L.P.(4)	68,181	2,999,964
Entities affiliated with Kearny Venture Partners:
Kearny Venture Partners, L.P.	66,818	2,939,992
Kearny Venture Partners Entrepreneurs’ Fund, L.P.	1,362	59,928
Entities affiliated with Dick P. Allen:(5)
Allen Family Trust dated October 21, 1981	3,000	132,000
Cornerstone Ventures	1,500	66,000
Greene Family Trust(6)	3,000	132,000
Twomey Family Investments, LLC(7)	3,600	158,400

(1)	Douglas A. Roeder is a member of our board of directors and, along with James J. Bochnowski, David L. Douglass and Deepika R. Pakianathan, Ph.D., is a managing member of Delphi Management Partners VIII, LLC, which is the general partner of each of Delphi Ventures VIII, L.P. and Delphi BioInvestments VIII, L.P.
(2)	Jesse I. Treu is a member of our board of directors and, along with James Blair, Kathleen Schoemaker, Brian Dovey, Nicole Vitullo and Brian Halak, is a managing member of One Palmer Square Associates VII, L.L.C., which is the general partner of each of Domain Partners VII, L.P. and DP VII Associates, L.P.
(3)	Fred E. Cohen is a member of our board of directors and is a partner of TPG, but has no voting or investment power over the shares held by TPG Biotechnology Partners III, L.P.
(4)	Edward L. Cahill is a member of our board of directors and, along with Peter J. Grua and Russell T. Ray, is a managing member of HLM Venture Associates II, L.L.C., which is the general partner of HLM Venture Partners II, L.P.
(5)	Dick P. Allen is a member of our board of directors and is trustee of the Allen Family Trust dated October 21, 1981 and the Managing Partner of Cornerstone Ventures.
(6)	Howard E. Greene, Jr. is a member of our board of directors and is trustee of the Greene Family Trust.
(7)	Christopher J. Twomey is a member of our board of directors and is the Co-Manager of Twomey Family Investments, LLC.

Convertible Note Financings

In August 2011, May 2012, July 2012 and August 2012, collectively, we issued and sold convertible promissory notes in an aggregate principal amount of $25.2 million and warrants to purchase up to 2,288,316 shares of our Series D preferred stock at an exercise price of $4.40 per share. The following table sets forth the aggregate principal amount of convertible promissory notes and the number of shares of Series D preferred stock underlying warrants that we issued to our directors, executive officers and 5% stockholders and their affiliates in this transaction:

Name	Number of Shares of Series D Preferred Stock Underlying Warrants	Aggregate Principal Amount ($)
Entities affiliated with Delphi Ventures:
Delphi Ventures VIII, L.P.	423,641	4,660,062
Delphi BioInvestments VIII, L.P.	4,135	45,502
Entities affiliated with Domain Partners:
Domain Partners VII, L.P.	590,403	6,494,446
DP VII Associates, L.P.	10,068	110,771
TPG Biotechnology Partners III, L.P.	461,049	5,071,552
HLM Venture Partners II, L.P.	142,591	1,568,521
Entities affiliated with Kearny Venture Partners:
Kearny Venture Partners, L.P.	139,741	1,537,168
Kearny Venture Partners Entrepreneurs’ Fund, L.P.	2,849	31,353
Kim Blickenstaff Revocable Trust dated April 15, 2010(1)	227,268	2,499,950
Entities affiliated with Dick Allen:
Allen Family Trust dated October 21, 1981	46,577	512,350
Cornerstone Ventures	6,824	75,078
Greene Family Trust	34,138	375,528
Entities affiliated with Christopher J. Twomey(2):
Christopher J. Twomey and Rebecca J. Twomey Family Trust UTD September 20, 2002	7,192	79,137
Twomey Family Investments, LLC	4,544	49,998

(1)	Kim D. Blickenstaff is a member of our board of directors, our President and Chief Executive Officer and is trustee of the Kim Blickenstaff Revocable Trust dated April 15, 2010.
(2)	Christopher J. Twomey is a member of our board of directors and is co-trustee of the Christopher J. Twomey and Rebecca J. Twomey Family Trust UTD September 20, 2002 and the co-manager of Twomey Family Investments, LLC.

Series D Preferred Stock Financing

In August 2012, November 2012 and April 2013, collectively, we issued and sold an aggregate of 16,689,352 shares our Series D preferred stock at a price per share of $4.40 for an aggregate purchase price of $73.4 million. The following table sets forth the number of shares of our Series D preferred stock that we issued to our directors, executive officers and 5% stockholders and their affiliates in this transaction:

Name	Number of Shares of Series D Preferred Stock	Aggregate Purchase Price ($)
Entities affiliated with Delphi Ventures:
Delphi Ventures VIII, L.P.	4,549,519	20,017,884
Delphi BioInvestments VIII, L.P.	44,423	195,461
Entities affiliated with Domain Partners:
Domain Partners VII, L.P.	3,825,585	16,832,574
DP VII Associates, L.P.	65,250	287,100
TPG Biotechnology Partners III, L.P.	2,985,519	13,136,284
HLM Venture Partners II, L.P.	2,061,616	9,071,110
Entities affiliated with Kearny Venture Partners:
Kearny Venture Partners, L.P.	906,759	3,989,740
Kearny Venture Partners Entrepreneurs’ Fund, L.P.	18,494	81,374
Kim Blickenstaff Revocable Trust dated April 15, 2010	576,364	2,536,002
Lonnie M. Smith TDC GRAT dated March 5, 2013(1)	250,000	1,100,000
Entities affiliated with Dick P. Allen:
Allen Family Trust dated October 21, 1981	131,854	580,158
Cornerstone Ventures	48,044	211,394
Greene Family Trust	151,345	665,918
Entities affiliated with Christopher J. Twomey:
Christopher J. Twomey and Rebecca J. Twomey Family Trust UTD September 20, 2002	24,408	107,395
Twomey Family Investments, LLC	17,571	77,312

(1)	Lonnie M. Smith is the chairman of our board of directors and is trustee of the Lonnie M. Smith TDC GRAT dated March 5, 2013.

Additionally, we entered into a series of agreements with our Series D preferred stockholders and certain of our other stockholders granting them various rights, including, among others, the following:

Third Amended and Restated Investors’ Rights Agreement

We entered into the Third Amended and Restated Investors’ Rights Agreement with the Series D preferred stockholders and certain of our other stockholders. This agreement, as amended, provides the Series D preferred stockholders and certain other stockholders with demand registration rights, piggyback registration rights, Form S-3 registration rights and rights of first refusal with respect to new issuances of our securities. All registration rights will terminate at the earlier of (i) the date five years after our initial public offering, or (ii) as to any stockholder, the first date after our initial public offering on which such stockholder is able to dispose of all of its registrable securities without restriction under Rule 144 of the Securities Act. The rights of first refusal do not apply to, and will terminate upon, the closing of this offering. For additional information, see “Description of Capital Stock.”

Third Amended and Restated Right of First Refusal and Co-Sale Agreement

We entered into the Third Amended and Restated Right of First Refusal and Co-Sale Agreement with the Series D preferred stockholders and certain of our other stockholders. Under this agreement, as amended, with certain exceptions and limitations, we obtained a right of first refusal if certain of our preexisting stockholders propose to transfer any of their shares, and we granted the Series D preferred stockholders and certain other stockholders a right of refusal for any remaining shares for which we do not exercise our right of first refusal. Additionally, the Series D preferred stockholders and certain other stockholders have a right of co-sale, permitting them to sell any shares of our capital stock with the selling preexisting stockholder for any shares for which we or the Series D preferred stockholders or other certain stockholders do not exercise rights of refusal. This agreement will terminate in its entirety on the date of the closing of the offering contemplated by this prospectus.

Third Amended and Restated Voting Agreement

We entered into the Third Amended and Restated Voting Agreement with certain of the holders of our common stock, the Series D preferred stockholders and certain of our other stockholders. Under this agreement, as amended, our stockholders agreed to vote their shares in a certain way with respect to elections of our board of directors and certain proposed sale transactions. This agreement will terminate in its entirety on the date of the closing of the offering contemplated by this prospectus.

Employment Arrangements

We have entered into employment severance agreements with our executive officers. For additional information, see “Executive Compensation—Employment Severance Agreements.”

Equity Awards

We have granted stock options to our executive officers and our directors. For additional information, see “Executive Compensation—Outstanding Equity Awards at Fiscal Year End.”

Indemnification Agreements with our Directors and Officers

Our amended and restated certificate of incorporation permits us to, and our bylaws provide that we shall, indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by the laws of the State of Delaware, we have entered into indemnification agreements with each of our directors and certain of our officers. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests, and with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. We must indemnify our officers and directors against any and all (a) costs and expenses (including attorneys’ and experts’ fees, expenses and charges) actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in, or preparing to investigate, defend, be a witness in or participate in, and (b) damages, losses, liabilities, judgments, fines, penalties (whether civil, criminal or other), ERISA excise taxes, and amounts paid or payable in settlement and all other charges paid or payable in connection with, in the case of either (a) or (b), any threatened, pending or completed action, suit, proceeding, alternate dispute resolution mechanism, investigation, inquiry, related to the fact that (x) such person is or was a director or officer, employee or agent of our company or (y) such person is or was serving at our request as a director, officer, employee, member, manager, trustee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification agreements also require us, if so requested, to advance within 10 days of such request any and all costs and expenses that such director or officer incurred, provided that such person will return any such advance if it shall ultimately be determined that such person is not entitled to be indemnified for such costs and expenses. Our bylaws also require that such person return any such advance if it is ultimately determined that such person is not entitled to indemnification by us as authorized by the laws of the State of Delaware.

We are not required to provide indemnification under our indemnification agreements for certain matters, including: (1) indemnification in connection with certain proceedings or claims initiated or brought voluntarily by the director or officer, (2) indemnification that is finally determined, under the procedures and subject to the presumptions set forth in the indemnification agreements, to be unlawful, (3) indemnification related to disgorgement of profits made from the purchase or sale of securities of our company under Section 16(b) of the Exchange Act, or similar provisions of state statutory or common law or (4) indemnification for reimbursement to us of any bonus or other incentive-based or equity-based compensation previously received by the director or officer or payment of any profits realized by the director or officer from the sale of our securities, as required in each case under the Exchange Act (including any such reimbursements under Section 304 of the Sarbanes-Oxley Act of 2002 in connection with an accounting restatement or the payment to us of profits arising from the purchase or sale by the director or officer of securities in violation of Section 306 of the Sarbanes-Oxley Act), our certificate of incorporation or bylaws or any other contract or otherwise, except with respect to any excess amount beyond the amount so received by such director or officer. The indemnification agreements require us, to the extent that we maintain an insurance policy or policies providing liability insurance for directors or officers of our company to cover such person by such policy or policies to the maximum extent available.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Procedures for Approval of Related Party Transactions

Currently, under our Related Party Transaction Policy, the Compliance Officer is charged with the primary responsibility for determining whether, based on the facts and circumstances, a related person has a direct or indirect material interest in a proposed or existing transaction. To assist the Compliance Officer in making this determination, the policy sets forth certain categories of transactions that are deemed not to involve a direct or indirect material interest on behalf of the related person. If, after applying these categorical standards and weighing all of the facts and circumstances, the Compliance Officer determines that the related person would have a direct or indirect material interest in the transaction, the Compliance Officer must present the transaction to the Audit Committee for review or, if impracticable under the circumstances, to the Chair of the Audit Committee. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of our common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the material terms and provisions of our amended and restated certificate of incorporation that will be in effect upon completion of this offering and our amended and restated bylaws affecting the rights of holders of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of September 30, 2013, there were 13,378,095 shares of our common stock outstanding and held of record by 116 stockholders, after giving effect to the conversion of all outstanding shares of our preferred stock into 13,148,450 shares of common stock, which we expect to occur immediately prior to the closing of this offering.

Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights. Holders of our common stock are entitled to one vote per share. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. The board of directors is divided into three classes, which are as nearly equal in number as possible, with each director elected at an annual stockholders’ meeting following the date of this offering serving a three-year term and one class being elected at each year’s annual meeting of stockholders.

No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights, and is not subject to redemption. There are no sinking fund provisions applicable to our common stock.

Conversion. Our common stock is not convertible into any other shares of our capital stock.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution, distribution of assets or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, if any, after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Non-Assessable. All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Effective upon completion of this offering, there will be no shares of preferred stock outstanding because all our issued and outstanding preferred stock will have been converted into an aggregate of 13,148,450 shares of common stock immediately prior to the closing of this offering.

Pursuant to the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors also can increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control or the removal of management and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Options

As of September 30, 2013, options to purchase a total of 2,470,708 shares of common stock were outstanding. As of September 30, 2013, 130,973 shares of common stock remain available for future issuance under our 2006 Plan. After this offering, we intend to cease granting awards under our 2006 Plan, and instead grant awards, including options, under our 2013 Plan, which was adopted by our board of directors in October 2013 in connection with this offering. We have reserved an aggregate of 4,809,000 shares of common stock for future issuance under our 2013 Plan, 2,030,000 of which will be subject to outstanding stock options effective upon the pricing of this offering.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our capital stock as of September 30, 2013. Immediately prior to the consummation of this offering, the warrants to purchase shares of our preferred stock will convert into warrants to purchase a number of shares of our common stock equal to the number of shares of preferred stock previously issuable under the warrants.

Class of Stock Underlying Warrants	Number of Shares Exercisable Prior to the Offering	Number of shares of Common Stock Exercisable Following this Offering	Exercise Price per Share($)	Expiration Date
Series D preferred stock	1,090,869	651,049	7.37	August 17, 2021
Series D preferred stock	87,507	52,203	7.37	August 31, 2021
Series D preferred stock	68,180	40,689	7.37	March 13, 2022
Series D preferred stock	201,867	159,307	7.37	May 25, 2022
Series D preferred stock	22,720	13,559	7.37	June 4, 2022
Series D preferred stock	282,855	129,951	7.37	July 3, 2022
Series D preferred stock	304,104	189,749	7.37	July 17, 2022
Series D preferred stock	11,370	6,785	7.37	July 20, 2022
Series D preferred stock	177,609	105,996	7.37	July 24, 2022
Series D preferred stock	143,505	77,358	7.37	August 21, 2022
Common stock	271,834	271,834	0.02	January 14, 2023

	2,662,420	1,698,480

Registration Rights

Following the completion of this offering, stockholders holding approximately 13,211,513 shares of our common stock, including shares issued upon conversion of our preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. The holders of a majority of the shares subject to these registration rights have the right, beginning no earlier than six months after the effective date of the registration statement filed with respect to this offering, on up to two occasions, to demand that we register such shares under the Securities Act, subject to certain limitations. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of our common stock. In the event that we propose to register any shares of common stock under the Securities Act either for our account or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and to include shares in any such registration, subject to certain limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, any holder of shares subject to these registration rights may require us to file a registration statement under the Securities Act on Form S-3 with respect to shares of common stock having an aggregate offering price of at least $1,000,000. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such security holders to be included in such registration according to market factors. We are generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of all selling holders, except underwriting discounts, selling commissions and stock transfer taxes. Registration of any of the shares of common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Anti-takeover Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or removing incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date such stockholder became an “interested stockholder.” A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did, prior to the determination of interested stockholder status, own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company not approved in advance by our board of directors.

Certificate of Incorporation and Bylaw Provisions. Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of other provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize our board of directors to fill vacant directorships.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board is classified into three classes of directors. This could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. For additional information, see “Management—Board of Directors.”

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated certificate of incorporation and amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Removal of Directors. Our amended and restated bylaws provide that our stockholders may only remove our directors with cause and only upon a vote of at least a majority of the outstanding shares.

Amendment. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the affirmative vote of the holders of at least 66 2/3% of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, the filling of our board vacancies, stockholder notice procedures, the calling of special meetings of stockholders and the indemnification of directors.

Size of Board and Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of our entire board of directors, or a quorum, is present and any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. Our board of directors may utilize such shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means. If we issue such shares without stockholder approval and in violation of limitations imposed by the NASDAQ Stock Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum. Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing provisions. Although we have included this provision in our amended and restated certificate of incorporation, it is possible that a court could rule that this provision is invalid or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The address of American Stock Transfer & Trust Company is 6201 15th Avenue, Brooklyn, NY 11219 and the telephone number is (718) 921-8200.

NASDAQ Global Market Listing

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “TNDM.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of September 30, 2013 and immediately after the closing of this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all our current executive officers and directors as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of our common stock.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to this offering are based on 13,378,095 shares of our common stock outstanding as of September 30, 2013 after giving effect to the automatic conversion of all shares of our preferred stock to 13,148,450 shares of common stock. The table below assumes that there are 21,378,095 shares of our common stock outstanding immediately following the closing of this offering and assumes the automatic conversion upon the closing of this offering of all warrants to purchase shares of preferred stock into warrants to purchase shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of September 30, 2013, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for each director and executive officer listed is: c/o Tandem Diabetes Care, Inc., 11045 Roselle Street, San Diego, California 92121.

				% of Total Share Ownership
	Shares	Warrants Exercisable by November 29, 2013	Options Exercisable by November 29, 2013	Before the Offering	After the Offering(1)
Five Percent Stockholders
Delphi Ventures and Affiliated Entities(2)	3,412,722	255,294	—	26.90	16.96
Domain Partners and Affiliated Entities(3)	3,243,448	358,359	—	26.22	16.57
TPG Biotechnology Partners III, L.P.(4)	2,496,194	275,153	—	20.30	12.80
HLM Venture Partners II, L.P.(5)	1,454,058	85,096	—	11.43	7.17
Kearny Venture Partners and Affiliated Entities(6)	775,873	85,095	—	6.40	4.01
Directors and Named Executive Officers
Kim D. Blickenstaff(7)	407,939	135,633	167,626	5.20	3.28
John Cajigas(8)	41,463	5,228	34,813	*	*
Robert B. Anacone	—	—	63,732	*	*
Lonnie M. Smith(9)	149,200	—	—	1.11	*
Dick P. Allen(10)	152,211	31,867	4,873	1.41	*
Edward L. Cahill(11)	1,454,058	85,096	—	11.43	7.17
Howard E. Greene, Jr.(12)	137,865	25,933	4,873	1.26	*
Douglas A. Roeder(13)	3,412,722	255,294	—	26.90	16.96
Jesse I. Treu(14)	3,243,448	358,359	—	26.22	16.57
Fred E. Cohen(15)	2,496,194	275,153	—	20.30	12.80
Christopher J. Twomey(16)	43,070	7,001	—	*	*
All directors and executive officers as a group (fourteen individuals)	11,557,960	1,182,818	307,958	87.76	57.06

*	less than one (1%) percent.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)	Consists of (i) 3,379,723 shares and warrants to purchase up to 252,828 shares held by Delphi Ventures VIII, L.P., and (ii) 32,999 shares and warrants to purchase up to 2,466 shares held by Delphi BioInvestments VIII, L.P. (together, the “Delphi Funds”). Delphi Management Partners VIII, LLC is the general partner of each of the Delphi Funds. The managing members of Delphi Management Partners VIII, LLC are Douglas A. Roeder, one of our directors, James J. Bochnowski, David L. Douglass and Deepika R. Pakianathan, Ph.D. Delphi Management Partners VIII, LLC and each of the foregoing managing members may be deemed a beneficial owner of the reported shares but each disclaims beneficial ownership except to the extent of any indirect pecuniary interest therein. The address for all entities and individuals affiliated with Delphi Ventures is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, CA 94025.
(3)	Consists of (i) 3,189,058 shares and warrants to purchase up to 352,351 shares held by Domain Partners VII, L.P., and (ii) 54,390 shares and warrants to purchase up to 6,008 shares held by DP VII Associates, L.P. (together, the “Domain Funds”). One Palmer Square Associates VII, L.L.C. is the general partner of each of the Domain Funds. The managing members of One Palmer Square Associates VII, L.L.C. are Jesse I. Treu, one of our directors, James Blair, Kathleen Schoemaker, Brian Dovey, Nicole Vitullo and Brian Halak. One Palmer Square Associates VII, L.L.C. and each of the foregoing managing members may be deemed a beneficial owner of the reported shares but each disclaims beneficial ownership except to the extent of any indirect pecuniary interest therein. The address for all entities and individuals affiliated with Domain Partners is c/o Domain Associates, L.L.C., One Palmer Square, Princeton, NJ 08542.
(4)	TPG Biotechnology GenPar III, L.P. is the general partner of TPG Biotechnology Partners III, L.P., and TPG Biotechnology GenPar III Advisors, LLC is the general partner of TPG Biotechnology GenPar III, L.P. TPG Holdings I, L.P. is the sole member of TPG Biotechnology GenPar III Advisors, LLC. TPG Holdings I-A, LLC is the general partner of TPG Holdings I, L.P. TPG Group Holdings (SBS), L.P. is the sole member of TPG Holdings I-A, LLC. TPG Group Holdings (SBS) Advisors, Inc. is the general partner of TPG Group Holdings (SBS), L.P. The sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. are David Bonderman and James G. Coulter. TPG Group Holdings (SBS) Advisors, Inc. and each of the foregoing shareholders may be deemed a beneficial owner of the reported shares but each disclaims beneficial ownership except to the extent of any indirect pecuniary interest therein. The address for all entities and individuals affiliated with TPG Group Holdings (SBS) Advisors, Inc. is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(5)	HLM Venture Associates II, L.L.C. is the general partner of HLM Venture Partners II, L.P. The managing members of HLM Venture Associates II, L.L.C. are Edward L. Cahill, one of our directors, Peter J. Grua and Russell T. Ray. HLM Venture Associates II, L.L.C. and each of the foregoing managing members may be deemed a beneficial owner of the reported shares but each disclaims beneficial ownership except to the extent of any indirect pecuniary interest therein. The address for all entities and individuals affiliated with HLM Venture Partners II, L.P. is c/o HLM Venture Partners, 222 Berkeley Street, Boston, MA 02116.
(6)

Consists of (i) 760,366 shares and warrants to purchase up to 83,396 shares held by Kearny Venture Partners, L.P., and (ii) 15,507 shares and warrants to purchase up to 1,699 shares held by Kearny Venture Partners Entrepreneurs’ Fund, L.P. (together, the “Kearny Funds”). Kearny Venture Associates, L.L.C. is the general partner of each of the Kearny Funds. The managing members of Kearny Venture Associates, L.L.C. are Richard Spalding, James J. Shapiro and Caley Castelein. Kearny Venture Associates, L.L.C. and each of the foregoing managing members may be deemed a beneficial owner of the reported shares but each disclaims beneficial ownership except to the extent of any indirect pecuniary interest therein. The address for all entities and individuals affiliated with Kearny Venture Partners is 88 Kearny Street, 4th Floor, San Francisco, CA 94108-5530.

(7)	Includes 407,939 shares and warrants to purchase up to 135,633 shares held by the Kim Blickenstaff Revocable Trust dated April 15, 2010.
(8)	Includes 41,463 shares and warrants to purchase up to 5,228 shares held by the John Cajigas and Mary E. Cajigas Family Trust, dated August 11, 2005. Mr. Cajigas is co-trustee of the John Cajigas and Mary E. Cajigas Family Trust, dated August 11, 2005 and has shared voting and investment power over the shares held by the John Cajigas and Mary E. Cajigas Family Trust, dated August 11, 2005.
(9)	Consists of 149,200 shares held by the Lonnie M. Smith TDC GRAT dated March 5, 2013.
(10)

Consists of (i) 111,598 shares and warrants to purchase up to 27,796 shares held by the Allen Family Trust dated October 12, 1981, (ii) 38,975 shares and warrants to purchase up to 4,071 shares held by Cornerstone Ventures, (iii) 819 shares held by the Gammon Children’s 2000 Trust FBO Hannah Lee Gammon and (iv) 819 shares held by the Gammon Children’s 2000 Trust FBO Jake Allen Gammon. Mr. Allen is trustee of the Allen Family Trust dated October 12, 1981. Mr. Allen is Managing Partner of Cornerstone Ventures and Mr. Allen disclaims beneficial ownership of the shares held by Cornerstone Ventures, except to the extent of his proportionate pecuniary interest in them. Mr. Allen is co-trustee of the Gammon Children’s 2000 Trust FBO Hannah Lee Gammon and has shared voting and investment power over the shares held by the Gammon Children’s 2000 Trust FBO Hannah Lee Gammon, and disclaims beneficial ownership of such shares. Mr. Allen is co-trustee of the Gammon Children’s 2000 Trust FBO Jake Allen Gammon and has shared voting and investment power over the shares held by the Gammon Children’s 2000 Trust FBO Jake Allen Gammon, and disclaims beneficial ownership of such shares.
(11)	Consists solely of the shares identified in footnote 5. Edward L. Cahill, one of our directors, Peter J. Grua and Russell T. Ray are the managing members of HLM Venture Associates II, L.L.C., which is the general partner of HLM Venture Partners II, L.P. Mr. Cahill has shared voting and investment power over the shares held by HLM Venture Partners II, L.P. Mr. Cahill disclaims beneficial ownership of the shares held by HLM Venture Partners II, L.P., except to the extent of his proportionate pecuniary interest in them.
(12)	Includes 137,865 shares and warrants to purchase up to 25,933 shares held by the Greene Family Trust.
(13)	Consists solely of the shares identified in footnote 2. Douglas A. Roeder, one of our directors, James J. Bochnowski, David L. Douglass and Deepika R. Pakianathan, Ph.D are the managing members of Delphi Management Partners VIII, LLC, which is the general partner of each of the Delphi Funds. Mr. Roeder has shared voting and investment power over the shares held by the Delphi Funds. Mr. Roeder disclaims beneficial ownership of the shares held by the Delphi Funds, except to the extent of his proportionate pecuniary interest in them.
(14)	Consists solely of the shares identified in footnote 3. Jesse I. Treu, one of our directors, James Blair, Kathleen Schoemaker, Brian Dovey, Nicole Vitullo and Brian Halak are the managing members of One Palmer Square Associates VII, L.L.C., which is the general partner of each of the Domain Funds. Mr. Treu has shared voting and investment power over the shares held by the Domain Funds. Mr. Treu disclaims beneficial ownership of the shares held by the Domain Funds, except to the extent of his proportionate pecuniary interest in them.
(15)	Consists solely of the shares identified in footnote 4. Fred E. Cohen, one of our directors, is a Partner and Managing Director of TPG Biotech, which is an affiliate of TPG Biotechnology Partners III, L.P. Dr. Cohen has no voting or investment power over the shares held by TPG Biotechnology Partners III, L.P. Dr. Cohen disclaims beneficial ownership of the shares held by TPG Biotechnology Partners III, L.P., except to the extent of his proportionate pecuniary interest in them.
(16)	Consists of (i) 25,498 shares and warrants to purchase up to 4,291 shares held by the Christopher J. Twomey and Rebecca J. Twomey Family Trust UTD September 20, 2002, and (ii) 17,572 shares and warrants to purchase up to 2,710 shares held by Twomey Family Investments, LLC. Mr. Twomey is co-trustee of the Christopher J. Twomey and Rebecca J. Twomey Family Trust UTD September 20, 2002 and has shared voting and investment power over the shares held by the Christopher J. Twomey and Rebecca J. Twomey Family Trust UTD September 20, 2002. Mr. Twomey is Co-Manager of Twomey Family Investments, LLC and Mr. Twomey disclaims beneficial ownership of the shares held by Twomey Family Investments, LLC, except to the extent of his proportionate pecuniary interest in them.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. Although we have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “TNDM,” we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares outstanding as of September 30, 2013, upon the closing of this offering, 21,378,095 shares of our common stock will be outstanding. Of the shares to be outstanding immediately after the closing of this offering, the 8,000,000 shares of our common stock to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 13,378,095 shares of our common stock will be “restricted securities” under Rule 144.

Subject to the lock-up agreements described below and the provisions of Rule 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Description
Date of Prospectus	8,720	Shares saleable under Rule 144 that are not subject to a lock-up
90 Days after Date of Prospectus	11,564	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days after Date of Prospectus	13,378,095	Lock-up released; shares saleable under Rules 144 and 701

In addition, of the 2,470,708 shares of our common stock that were issuable upon the exercise of stock options outstanding as of September 30, 2013, options to purchase 483,228 shares of our common stock were exercisable as of that date, and upon exercise these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act. Furthermore, after giving effect to the automatic conversion upon the closing of this offering of all warrants to purchase shares of preferred stock into warrants to purchase shares of common stock, of the 1,698,480 shares of our common stock that were issuable upon the exercise of warrants outstanding as of September 30, 2013, warrants to purchase 1,698,480 shares of common were exercisable as of that date, and upon exercise these shares of common stock will be eligible for sale subject to the lock-up agreements described below and Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus once we have been subject to public company reporting requirements for at least 90 days, a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least six months, including the holding period of any prior owner other than our affiliates, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, if such a non-affiliated person beneficially owned the shares of our common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, they would be entitled to sell an unlimited number of shares immediately upon the closing of this offering after this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, our affiliates, or those persons who were our affiliates at any time during the three months preceding a sale, who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 213,780 shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement and in compliance with Rule 701, is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

In connection with this offering, our officers and directors, most of our stockholders, warrant holders and option holders, have each entered into a lock-up agreement with the underwriters of this offering that restricts the sale of shares of our common stock by those parties for a period of 180 days after the date of this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may, in its sole discretion, choose to release any or all of the shares of our common stock subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. For more information, see “Underwriting.”

Registration Rights

Following the completion of this offering, stockholders holding approximately 13,211,513 shares of our common stock, including shares issued upon conversion of our preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. After registration pursuant to these rights these shares will become freely tradable without restriction under the Securities Act. Pursuant to the lock-up agreements described above, most of our stockholders have agreed not to exercise those rights during the lock-up period without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. For additional information, see “Description of Capital Stock—Registration Rights.”

Stock Options and Form S-8 Registration Statement

As of September 30, 2013, we had outstanding options to purchase an aggregate of 2,470,708 shares of our common stock, of which options to purchase 483,228 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to our 2006 Plan, 2013 Plan and ESPP. For additional information, see “Executive Compensation—Stock Incentive Plans.” Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF COMMON STOCK

The following is a description of certain U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our common stock that are applicable to U.S. and non-U.S. holders (defined below):

•

is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. federal tax regulations promulgated or proposed under it, or Treasury Regulations, judicial authority and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, each as of the date of this prospectus and each of which are subject to change at any time, possibly with retroactive effect;

•	is applicable only to holders who hold the shares as “capital assets” within the meaning of section 1221 of the Code;

•	does not discuss the applicability of any U.S. state or local taxes, non-U.S. taxes or any other U.S. federal tax except for U.S. federal income tax; and

•

does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, including alternative minimum tax considerations, or who are subject to special treatment under U.S. federal income tax laws, including but not limited to:

•	certain former citizens and long-term residents of the United States;

•	banks or financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	tax-qualified retirement and pension plans;

•	brokers, dealers or traders in securities, commodities or currencies;

•	persons that own or have owned more than 5% of our common stock;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	investors holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other risk-reduction transaction;

•	investors who are an integral part or controlled entity of a foreign sovereign, partnerships or other pass-through entities;

•	real estate investment trusts and regulated investment companies; and

•	“controlled foreign corporations” and “passive foreign investment companies.”

This description constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our common stock, including the application to their particular situations of any U.S. federal, state, local and non-U.S. tax laws and of any applicable income tax treaty.

Certain U.S. Federal Income Tax Considerations Applicable to U.S. Holders

U.S. Holder Defined

For purposes of this discussion, a U.S. holder is a beneficial owner of our common stock that is a “U.S. person” for U.S. federal income tax purposes. A “U.S. person” is any of the following:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, then the U.S. federal income tax treatment of a partner in that partnership, including a partner that is a U.S. person, generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our common stock.

Distributions to U.S. Holders

Distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions made on our common stock that are treated as dividends generally will be included in a U.S. holder’s income as ordinary dividend income. With respect to noncorporate taxpayers, including individuals, such dividends are generally subject to reduced tax rates of U.S. federal income tax provided certain holding period requirements are satisfied.

Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital and first be applied against and reduce a U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below.

Sale or Taxable Disposition of Common Stock by U.S. Holders

Upon the sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the common stock is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Medicare Contributions Tax

Certain U.S. holders who are individuals, estates or certain trusts must pay a 3.8% tax on the U.S. person’s “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of our common stock. A U.S. holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

Certain U.S. Federal Income Tax Considerations Applicable to Non-U.S. Holders

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our common stock that is not a “U.S. holder” (as defined under the section titled “U.S. Holder Defined” above)

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns our common stock, then the U.S. federal income tax treatment of a partner, including a partner that is a non-U.S. person, in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our common stock.

Distributions to Non-U.S. Holders

Distributions of cash or property, if any, paid to a non-U.S. holder of our common stock will constitute “dividends” for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If the amount of a distribution exceeds both our current and accumulated earnings and profits, such excess will first constitute a nontaxable return of capital, which will reduce the holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain from the sale of our common stock and will be treated as described below.

Subject to the following paragraphs, dividends on our common stock generally will be subject to U.S. federal withholding tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a non-U.S. holder may obtain a refund of that excess amount by timely filing a claim for refund with the IRS.

To claim the benefit of a reduced rate of or an exemption from U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (i) to satisfy certain certification requirements, which may be made by providing us or our agent with a properly executed and completed IRS Form W-8BEN (or other applicable form) certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a U.S. person or (ii) if our common stock is held through certain non-U.S. intermediaries, to satisfy the relevant certification requirements of the applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment, or a fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States), or effectively connected dividends, are not subject to the U.S. federal withholding tax, provided that the non-U.S. holder certifies, under penalty of perjury, that the dividends paid to such holder are effectively connected dividends on a properly executed and completed IRS Form W-8ECI (or other applicable form). Instead, any such dividends will be subject to U.S. federal income tax on a net income basis in a manner similar to that which would apply if the non-U.S. holder were a U.S. person.

Corporate non-U.S. holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.

Sale or Taxable Disposition of Common Stock by Non-U.S. Holders

Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment, or fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition and the non-U.S. holder’s holding period in our common stock.

A non-U.S. holder described in the first or second bullet point above generally will be subject to U.S. federal income tax on the net gain derived from the sale or other taxable disposition under graduated U.S. federal income tax rates as if the holder were a U.S. person. If the non-U.S. holder is a corporation, then the gain may also, under certain circumstances, be subject to the “branch profits” tax, which was discussed above.

With respect to the third bullet point, although there can be no assurance, we believe we are not, have not been and will not become a “United States real property holding corporation” for U.S. federal income tax purposes. In the event that we are or become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of our common stock may be subject to U.S. federal income tax, including any applicable withholding tax, if (i) the non-U.S. holder beneficially owns, or has owned, more than 5% of our common stock at any time during the applicable period or (ii) our common stock ceases to be regularly traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who intend to acquire more than 5% of our common stock are encouraged to consult their tax advisors with respect to the U.S. tax consequences of a disposition of our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on our common stock and the proceeds from a sale or other taxable disposition of our common stock. Copies of information returns may be made available to the tax authorities of the country in which a non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

You may be subject to backup withholding with respect to dividends paid on our common stock or with respect to proceeds received from a disposition of the shares of our common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you

•	fail to furnish your taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax, but rather is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under an income tax treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder may be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Compliance Act Considerations

Under the Foreign Account Tax Compliance Act provisions of the Code and related Treasury guidance, or FATCA, a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock on or after July 1, 2014, and (ii) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” (as defined for FATCA purposes), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with a reporting agreement with the U.S. government, or FATCA Agreement, or (ii) complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution, the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any “substantial” U.S. owners (generally, any specified U.S. person that directly or indirectly owns more than a 10% of such entity) or that identifies its “substantial” U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) may be required, subject to applicable exceptions, to withhold such tax on payments of dividends and gross proceeds described above made to (i) a person (including an individual) that fails to comply with certain information requests or (ii) a foreign financial institution that has not complied with its obligations under FATCA. Each non-U.S. holder should consult its own tax advisor regarding the application of FATCA to an investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,400,000
Piper Jaffray & Co.	2,800,000
Deutsche Bank Securities Inc.	1,200,000
Stifel, Nicolaus & Company, Incorporated	600,000

Total	8,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.63 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$15.00	$120,000,000	$138,000,000
Underwriting discount	$1.05	$8,400,000	$9,660,000
Proceeds, before expenses, to us	$13.95	$111,600,000	$128,340,000

The expenses of this offering, not including the underwriting discount, are estimated at $2,943,000 and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount up to $30,000, as set forth in the underwriting agreement.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,200,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 400,000 shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors, holders of most of the outstanding shares of our existing capital stock and selected warrant holders and optionholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

Our shares have been approved for listing on the NASDAQ Global Market under the symbol “TNDM.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future sales,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

Our financial statements at December 31, 2011 and 2012, and for each of the two years in the period ended December 31, 2012, appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains registration statements, reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC.

After we have completed this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

TANDEM DIABETES CARE, INC.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Tandem Diabetes Care, Inc.

We have audited the accompanying balance sheets of Tandem Diabetes Care, Inc. (the Company) as of December 31, 2011 and 2012, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tandem Diabetes Care, Inc. at December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with United States generally accepted accounting principles.

As discussed in Note 2, the financial statements for the years ended December 31, 2011 and 2012 have been restated to correct an error in basic and diluted net loss per share and basic and diluted weighted average shares outstanding for each of the two years in the period ended December 31, 2012.

/s/ Ernst & Young LLP

San Diego, California

August 9, 2013

except for the effects on the financial statements of the

restatement described in Note 2, as to which the date is

September 30, 2013,

and except for the retroactive effect of the one for

1.6756 reverse stock split as described in paragraph 6 of Note 1,

as to which the date is

November 8, 2013

TANDEM DIABETES CARE, INC.

BALANCE SHEETS

	December 31,		September 30, 2013	Pro Forma September 30, 2013
	2011	2012
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,657,017	$17,162,730	$15,550,023
Restricted cash	50,000	50,000	2,227,800
Accounts receivable, net	—	2,411,952	4,166,916
Inventory, net	—	6,260,808	10,798,963
Prepaid and other current assets	849,764	1,903,698	1,091,118
Employee note receivable	—	25,000	—
Note receivable from officer	224,887	—	—

Total current assets	9,781,668	27,814,188	33,834,820

Property and equipment, net	4,171,007	8,988,591	9,595,090
Employee note receivable	25,000	—	—
Debt issuance costs	—	—	602,142
Patents, net	—	3,014,540	2,777,200
Deferred initial public offering costs	—	—	1,763,486

Total assets	$13,977,675	$39,817,319	$48,572,738

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expense	$723,349	$3,224,452	$5,212,125
Employee-related liabilities	1,011,701	1,990,770	4,721,218
Deferred revenue	—	1,883,824	171,665
Deferred rent—current	308,443	598,753	583,155
Convertible notes payable, net of discounts	12,856,791	—	—
Notes payable—current, net of discounts	—	4,203,190	—
Common stock warrant liability	1,035,416	—	—
Preferred stock warrant liability	—	2,294,963	5,306,537	—
Common stock subject to repurchase	281,229	33,600	78,748	—
Other current liabilities	440,719	2,822,813	3,945,183

Total current liabilities	16,657,648	17,052,365	20,018,631
Notes payable—long-term	—	—	29,348,297
Deferred rent—long-term	684,684	2,179,020	1,763,407
Other long-term liabilities	—	2,000,000	252,597

Commitments and contingencies (Note 12)

Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value; 115,281 shares authorized as of December 31, 2012 and September 30, 2013, 135,518, 115,281 and 115,281 shares issued and outstanding at December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; liquidation preference of $2,420,901 at December 31, 2012 and September 30, 2013 (unaudited), respectively; no shares issued and outstanding, pro forma, (unaudited)	2,904,222	2,479,245	2,479,245	—

TANDEM DIABETES CARE, INC.

BALANCE SHEETS (continued)

	December 31,		September 30, 2013	Pro Forma September 30, 2013
	2011	2012
			(Unaudited)	(Unaudited)
Series B convertible preferred stock, $0.001 par value; 361,299 shares authorized as of December 31, 2012 and September 30, 2013, 362,484, 361,299 and 361,299 shares issued and outstanding at December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; liquidation preference of $13,006,764 at December 31, 2012 and September 30, 2013 (unaudited), respectively; no shares issued and outstanding, pro forma, (unaudited)	12,844,744	12,802,084	12,802,084	—
Series C convertible preferred stock, $0.001 par value; 1,197,963 shares authorized as of December 31, 2012 and September 30, 2013, 1,189,606, 1,187,736 and 1,187,736 shares issued and outstanding at December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; liquidation preference of $52,260,384 at December 31, 2012 and September 30, 2013 (unaudited), respectively; no shares issued and outstanding, pro forma, (unaudited)	52,180,967	52,098,687	52,098,687	—
Series D convertible preferred stock, $0.001 par value; 19,436,040 and 19,079,938 shares authorized as of December 31, 2012 and September 30, 2013, respectively, 0, 13,033,563, and 16,689,352 shares issued and outstanding at December 31, 2011 and 2012 and September 30, 2013 (unaudited), respectively; liquidation preference of $57,347,677, and $73,433,149 at December 31, 2012 and September 30, 2013 (unaudited), respectively; no shares issued and outstanding, pro forma, (unaudited)	—	57,257,858	73,248,749	—

Stockholders’ deficit:
Common stock, $0.001 par value; 26,490,000 and 29,730,000 shares authorized as of December 31, 2012 and September 30, 2013, respectively, 211,785, 226,858, and 229,645 shares issued and outstanding at December 31, 2011 and 2012, and September 30, 2013, (unaudited), respectively; 13,378,095 shares issued and outstanding, pro forma (unaudited)	178	206	217	13,378
Additional paid-in capital	1,434,829	—	2,138,357	148,139,246
Accumulated deficit	(72,729,597)	(106,052,146)	(145,577,533)	(145,577,533)

Total stockholders’ (deficit) equity	(71,294,590)	(106,051,940)	(143,438,959)	2,575,091

Total liabilities, convertible preferred stock and stockholders’ deficit	$13,977,675	$39,817,319	$48,572,738

TANDEM DIABETES CARE, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Sales	$—	$2,474,698	$217,727	$18,762,301
Cost of sales	—	3,822,950	1,118,508	13,783,155

Gross profit	—	(1,348,252)	(900,781)	4,979,146

Operating expenses:
Selling, general and administrative	15,950,892	22,690,877	16,726,717	30,217,184
Research and development	8,260,817	9,009,030	7,019,751	7,732,818

Total operating expenses	24,211,709	31,699,907	23,746,468	37,950,002

Operating loss	(24,211,709)	(33,048,159)	(24,647,249)	(32,970,856)

Other income (expense), net
Interest and other income	13,656	2,425	1,972	611
Interest and other expense	(542,175)	(2,525,250)	(2,419,836)	(3,543,568)
Change in fair value of stock warrants	(769,596)	2,555,899	2,603,710	(3,011,574)

Total other income (expense), net	(1,298,115)	33,074	185,846	(6,554,531)

Net loss and comprehensive loss	$(25,509,824)	$(33,015,085)	$(24,461,403)	$(39,525,387)

Net loss per share, basic and diluted—as restated for the years ended December 31, 2011 and 2012	$(149.87)	$(175.88)	$(133.97)	$(187.33)

Weighted average shares used to compute basic and diluted net loss per share—as restated for the years ended December 31, 2011 and 2012	170,208	187,716	182,586	210,996

Pro forma net loss per share, basic and diluted (unaudited)—as restated for the year ended December 31, 2012		$(5.99)		$(3.15)

Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited)—as restated for the year ended December 31, 2012		5,213,504		12,542,462

TANDEM DIABETES CARE, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2010	1,687,608	$67,929,933	183,704	$163	$1,019,401	$(47,219,773)	$(46,200,209)
Issuance of restricted common stock for cash proceeds of $168,000, net of provision for right of repurchase of unvested shares	—	—	23,872	—	—	—	—
Vesting of restricted common stock and change in fair value of unvested restricted stock subject to repurchase	—	—	—	11	114,764	—	114,775
Exercise of stock options	—	—	4,209	4	47,305	—	47,309
Share-based compensation	—	—	—	—	253,359	—	253,359
Net loss	—	—	—	—	—	(25,509,824)	(25,509,824)

Balance at December 31, 2011	1,687,608	$67,929,933	211,785	$178	$1,434,829	$(72,729,597)	$(71,294,590)
Issuance of Series D convertible preferred stock at $4.40 per share, net of issuance costs of $89,819	7,035,628	30,866,847	—	—	—	—	—
Conversion of convertible notes payable and accrued interest into Series D convertible preferred stock at $4.40 per share	5,997,935	26,391,011	—	—	—	—	—
Vesting of restricted common stock and change in fair value of unvested restricted stock subject to repurchase	—	—	—	13	247,617	—	247,630
Exercise of stock options	—	—	3,158	3	34,675	—	34,678
Conversion of Series A, Series B, and Series C preferred stock into common stock	(23,292)	(549,917)	13,899	14	549,903	—	549,917
Share-based compensation	—	—	—	—	245,827	—	245,827
Repurchase and retirement of common stock	—	—	(1,984)	(2)	(413)	(49,471)	(49,886)
Loss on extinguishment of convertible notes payable	—	—	—	—	(2,512,438)	(257,993)	(2,770,431)
Net loss	—	—	—	—	—	(33,015,085)	(33,015,085)

Balance at December 31, 2012	14,697,879	$124,637,874	226,858	$206	$—	$(106,052,146)	$(106,051,940)
Issuance of Series D convertible preferred stock at $4.40 per share, net of issuance costs of $94,581	3,655,789	$15,990,891	—	—	—	—	—
Issuance of common stock warrants in connection with term loan	—	—	—	—	437,268	—	437,268
Vesting of restricted common stock and change in fair value of unvested restricted stock subject to repurchase	—	—	—	8	(45,157)	—	(45,149)
Exercise of stock options	—	—	2,787	3	14,684	—	14,687
Share-based compensation	—	—	—	—	1,731,562	—	1,731,562
Net loss	—	—	—	—	—	(39,525,387)	(39,525,387)

Balance at September 30, 2013 (Unaudited)	18,353,668	$140,628,765	229,645	$217	$2,138,357	$(145,577,533)	$(143,438,959)

TANDEM DIABETES CARE, INC.

STATEMENTS OF CASH FLOW

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Operating activities
Net loss	$(25,509,824)	$(33,015,085)	$(24,461,403)		$(39,525,387)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,276,532	2,032,197	1,291,772		2,463,022
Accretion of discount on notes payable and convertible notes	158,738	1,208,965	1,152,099		160,565
Provision for allowance for doubtful accounts	—	46,456	46,900		144,050
Accrued interest expense on convertible notes	383,438	835,659	835,659		—
Change in fair value of common and preferred stock warrants	769,596	(2,555,899)	(2,603,710)		3,011,574
Share-based compensation expense	253,359	245,827	197,087		1,609,675
Other	35,571	56,826	—		14,132
Changes in operating assets and liabilities:
Restricted cash	—	—	—		(177,800)
Accounts receivable	—	(2,458,409)	(881,801)		(1,899,014)
Inventory	—	(6,260,808)	(4,522,127)		(4,416,269)
Prepaid and other current assets	389,524	(1,053,934)	(238,757)		812,580
Accounts payable and accrued expense	493,951	2,300,637	1,759,090		691,900
Employee-related liabilities	251,536	979,069	679,228		2,730,448
Other current liabilities	105,469	2,342,333	2,184,386		1,315,502
Deferred revenue	—	1,883,824	711,358		(1,712,159)
Deferred rent	(279,676)	(233,824)	(158,155)		(431,211)
Other long term liabilities	—	—	250,000		252,597
Payments received on note receivable from employees	125,000	175,000	175,000		25,000

Net cash used in operating activities	(21,546,786)	(33,471,166)	(23,583,374)		(34,930,795)

Investing activities
Proceeds from sales and maturities of marketable securities	7,200,000	—	—		—
Purchase of property and equipment	(1,321,047)	(4,529,010)	(3,675,073)		(2,530,041)
Purchase of patents	—	(1,000,000)	(1,000,000)		(2,000,000)

Net cash provided by (used) in investing activities	5,878,953	(5,529,010)	(4,675,073)		(4,530,041)

Financing activities
Issuance of convertible notes payable	12,963,873	12,208,041	12,208,041		—
Issuance of notes payable, net of issuance costs	—	5,000,000	5,000,000		28,874,504
Restricted cash in connection with notes payable	—	—	—		(2,000,000)
Principal payments on notes payable	—	(603,677)	—		(4,396,323)
Issuance of preferred stock for cash, net of offering costs	—	30,866,847	9,995,227		15,990,891
Issuance of common stock for cash	215,309	34,678	34,038		14,687
Deferred initial public offering costs	—	—	—		(635,630)

Net cash provided by financing activities	13,179,182	47,505,889	27,237,306		37,848,129

Net (decrease) increase in cash and cash equivalents	(2,488,651)	8,505,713	(1,021,141)		(1,612,707)
Cash and cash equivalents at beginning of period	11,145,668	8,657,017	8,657,017		17,162,730

Cash and cash equivalents at end of period	$8,657,017	$17,162,730	$7,635,876		$15,550,023

Supplemental disclosures of cash flow information
Interest paid	$—	$297,299	$163,194		3,666,516

Supplemental schedule of noncash investing and financing activities
Conversion of notes payable and accrued interest for Series D convertible preferred stock	$—	$26,391,011	$26,391,011		$—

Lease incentive—lessor-paid tenant improvements	$—	$2,018,470	$2,018,470		$—

Repayment of note receivable from officer	$107,500	$49,886	$49,886		$—

Loss on extinguishment of debt	$—	$2,770,431	$2,770,431	$

Common and preferred stock warrants issued, including incremental value of modification of warrants	$265,420	$3,815,446	$3,082,306		437,268

Property and equipment included in accounts payable	$—	$200,467	57,943		$32,549

Deferred initial public offering costs included in accounts payable	—	—	—		1,127,856

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

1. Organization and Basis of Presentation

Organization and Basis of Presentation

Tandem Diabetes Care, Inc. is a medical device company focused on the design, development and commercialization of products for people with insulin-dependent diabetes. Unless the context requires otherwise, the terms “we,” “us,” “our,” the “Company,” or “Tandem” refer to Tandem Diabetes Care, Inc.

We designed and commercialized our flagship product, the t:slim Insulin Delivery System, or t:slim, based on our proprietary technology platform and unique consumer-focused approach. The Food and Drug Administration (FDA) cleared t:slim in November 2011 and we commenced commercial sales of t:slim in the United States in August 2012, at which time we exited the development stage.

Tandem was originally incorporated in the state of Colorado on January 27, 2006 under the name Phluid Inc. On January 7, 2008, the Company was re-incorporated in the state of Delaware for the purposes of changing its legal name from Phluid Inc. to Tandem Diabetes Care, Inc. and changing its state of incorporation from Colorado to Delaware.

We have incurred operating losses since our inception and had an accumulated deficit of $106.1 million and $145.6 million at December 31, 2012 and at September 30, 2013, respectively. As of December 31, 2012 and September 30, 2013, we had available cash and cash equivalents totaling $17.2 million and $15.6 million, excluding $50,000 and $2.2 million of restricted cash, respectively. As of December 31, 2012 and September 30, 2013 we had working capital of $10.8 million and $13.8 million, respectively. The Company expects to continue to rely on outside sources of financing to meet its capital needs and the Company may never achieve positive cash flow. Our ability to achieve profitable operations primarily depends upon achieving a level of revenues adequate to support our cost structure. If events or circumstances occur such that we do not meet our operating plan as expected, we may be required to reduce planned increases in compensation related expenses or other operating expenses which could have an adverse impact on our ability to achieve our intended business objectives. The Company’s unaudited interim financial statements as of and for the nine months ended September 30, 2013 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future.

In July 2012, the Board of Directors approved a 1-for-20 reverse stock split of the Company’s common and preferred stock.

In October 2013, the Board of Directors approved a 1-for-1.6756 reverse stock split of the Company’s common stock. All share and per share information included in the accompanying financial statements has been adjusted to reflect these reverse stock splits.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

disclosure of contingent assets and liabilities in our financial statements and accompanying notes as of the date of the financial statement date. Actual results could differ from those estimates and assumptions.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2013, statement of operations and comprehensive loss and cash flows for the nine months ended September 30, 2012 and 2013 and the statement of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2013 are unaudited. The unaudited financial statements have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary to state fairly our financial position as of September 30, 2013 and our results of operations and cash flows for the nine months ended September 30, 2012 and 2013. The results for the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the year ended December 31, 2013 or for any other interim period.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma stockholders’ (deficit) equity information in the accompanying balance sheet reflects that there are 13,378,095 shares of our common stock outstanding and assumes (i) the conversion of all outstanding shares of preferred stock with a book value of $140.6 million into shares of our common stock; (ii) the conversion of outstanding warrants to purchase shares of preferred stock into warrants to purchase shares of common stock and the resultant reclassification of our warrants liability of $5.3 million to additional paid-in capital, a component of stockholders’ (deficit) equity; and (iii) the termination of rights to repurchase shares of restricted common stock and the resultant reclassification of our liability of $0.1 million to additional paid-in capital, a component of stockholders’ (deficit) equity. Shares of common stock contemplated in this IPO and related net proceeds are excluded from such pro forma information.

Restatement

The Company has determined that a restatement is required to previously reported net loss per share for the years ended December 31, 2011 and 2012. The net loss per share was not calculated in accordance with GAAP due to an error in the calculation whereby certain unvested restricted stock were incorrectly included in the weighted average number of shares outstanding. A summary of the impact of the correction of the errors on the net loss per share, basic and diluted, is as follows:

	Years Ended
	2011	2012
Basic and diluted—as originally reported	$(133.99)	$(151.81)
Difference in net loss per share, basic and diluted	(15.88)	(24.07)

Net loss per share, basic and diluted—as restated	$(149.87)	$(175.88)

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

	Years Ended
Reconciliation of net loss per share, basic and diluted	2011	2012
Numerator
As originally reported—net loss	$(25,509,824)	$(33,015,085)
Denominator
As originally reported—weighted average shares used to compute basic and diluted net loss per share	190,393	217,475
Difference in weighted average shares used to compute basic and diluted net loss per share	(20,185)	(29,759)

Weighted average shares used to compute basic and diluted shares—as restated	170,208	187,716

Net loss per share, basic and diluted—as restated	$(149.87)	$(175.88)

The corrections have no impact on the Company’s balance sheets, net loss or comprehensive loss, or the statements of cash flows or stockholders’ deficit for any of the above mentioned periods.

Segment Reporting

Operating segments are identified as components of an enterprise about which segment discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. To date, we have viewed our operations and managed our business as one segment operating in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original remaining maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts, as well as a certificate of deposit.

Restricted Cash

Restricted cash as of September 30, 2013 represents a $2.0 million minimum cash balance requirement in connection with the Capital Royalty Term Loan (see Note 6 “Capital Royalty Term Loan”), and $650,000 cash received through the collaboration agreement with Juvenile Diabetes Research Foundation (JDRF), of which $178,000 is in restricted cash as of September 30, 2013 (see Note 10 “JDRF Collaboration”). Payments the Company received to fund the collaboration efforts under the terms of the collaboration agreement were recorded as restricted cash and current and long term liabilities, and are recognized as an offset of research and development expenses as the restricted cash is utilized to fund such development activities.

Accounts Receivable

We grant credit to various customers in the normal course of business. We maintain an allowance for doubtful accounts for potential credit losses. Generally, receivables greater than 120 days past due are deemed

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

uncollectible. Uncollectible accounts are written off against the allowance after appropriate collection efforts have been exhausted and when it is deemed that a balance is uncollectible.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains deposit accounts in federally insured financial institutions in excess of federally insured limits. We also maintain investments in money market funds that are not federally insured. However, we believe we are not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds in which investments are made. Additionally, we have established guidelines regarding investment instruments and their maturities, which are designed to maintain preservation of principal and liquidity.

The following table summarizes customers who accounted for 10% or more of net accounts receivable:

	December 31,		September 30, 2013
	2011	2012
			(Unaudited)
RGH Enterprises, Inc.	N/A	23.9%	31.9%
Care Centrix Inc.	N/A	14.2%	N/A
Solara Medical Supplies Inc.	N/A	10.0%	N/A
CCS Medical, Inc.	N/A	N/A	15.8%

The following table summarizes customers who accounted for 10% or more of sales for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30
	2011	2012	2012	2013
			(Unaudited)
RGH Enterprises, Inc.	N/A	19.3%	N/A	17.2%
Solara Medical Supplies Inc.	N/A	15.7%	N/A	N/A
CCS Medical, Inc.	N/A	N/A	N/A	11.7%

Fair Value of Financial Instruments

The carrying amounts of all financial instruments, accounts receivable, notes receivable, accounts payable and accrued expenses, and employee-related liabilities are reasonable estimates of their fair value because of the short maturity of these items. The fair value of the common and preferred warrant liability is discussed in Note 4. Based on the borrowing rates currently available for loans with similar terms, the Company believes that the fair value of its long-term debt approximates its carrying value.

Inventory

Inventories are valued at the lower of cost or market (net realizable value), determined under the first-in, first-out method. Inventory is recorded at cost at December 31, 2011 and 2012, and September 30, 2013. Cost of

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

inventories are determined using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company periodically reviews inventories for potential impairment based on quantities on hand, expectations of future use, judgments based on quality control testing data and assessments of the likelihood of scrapping or obsoleting certain inventories.

Patents

We capitalize costs associated with the purchase or licensing of patents associated with our commercialized products. We review our capitalized patent costs periodically to determine that they have future value and an alternative future use. We evaluate costs related to patents that we are not actively pursuing and write off any such costs. We amortize patent costs over their estimated useful lives of 10 years, beginning with the date the patents are issued or acquired.

Long Lived Assets

Property and equipment, which primarily consist of office furniture and equipment, manufacturing equipment, scientific equipment, computer equipment, and leasehold improvements, are stated at cost. Property and equipment are depreciated over the estimated useful lives of the assets, generally three to seven years, using the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining lease term.

The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of all of its long-lived assets, including property and equipment and acquired patents. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the asset to the Company’s business objective. The Company has not recognized any impairment losses through September 30, 2013.

Deferred Rent

Rent expense on noncancelable leases containing known future scheduled rent increases is recorded on a straight-line basis over the term of the respective leases beginning when the Company takes possession of the leased property. The difference between rent expense and rent paid is accounted for as deferred rent. Landlord improvement allowances and other such lease incentives are recorded as property and equipment and as deferred rent and are amortized on a straight-line basis as a reduction to rent expense.

Research and Development Costs

All research and development costs are charged to expense as incurred. Such costs include personnel-related costs, including share-based compensation, supplies, services, depreciation, allocated facilities and information services, and other indirect costs.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income tax assets or liabilities are recognized based on the temporary differences between financial statement and income tax bases of

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

We are required to file federal and state income tax returns in the United States and various other state jurisdictions. The preparation of these income tax returns requires the Company to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by us. We accrue an amount for our estimate of additional tax liability, including interest and penalties, for any uncertain tax positions taken or expected to be taken in an income tax return. We review and update the accrual for uncertain tax positions as more definitive information becomes available. Historically, additional taxes paid as a result of the resolution of the Company’s uncertain tax positions have not been materially different from the Company’s expectations. For further information, see Note 9, “Income Taxes.”

Revenue Recognition

Our revenue is generated from the sale in the United States of our t:slim Insulin Pump, disposable cartridges and infusion sets to individual customers and third-party distributors that re-sell our product to insulin-dependent diabetes customers. We are paid directly by customers who use our products, distributors and third-party payors.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and title passed, the price is fixed or determinable, and collectability is reasonably assured. These criteria are applied as follows:

•	The evidence of an arrangement generally consists of contractual arrangements with distributors or direct customers.

•	Transfer of title and risk and rewards of ownership are passed upon shipment of the pump to distributors or upon delivery to the customer.

•

The selling prices are fixed and agreed upon based on the contracts with distributors, the customer and contracted insurance payors, if applicable. For sales to customers associated with insurance providers for whom we do not have a contract with, we recognize revenue upon collection of cash at which time the price is determinable. We do not offer rebates to our distributors and customers.

•	We consider the overall creditworthiness and payment history of the distributor, customer and the contracted insurance payor in concluding whether collectability is reasonably assured.

Prior to the first quarter of 2013, t:slim Insulin Pump sales were recorded as deferred revenue until the Company’s 30-day right of return expired because we did not have sufficient history to be able to reasonably estimate returns. At December 31, 2012, we had $1.9 million recorded as deferred revenue. Beginning in the first quarter of 2013, we began recognizing t:slim Insulin Pump revenue when all the revenue recognition criteria above are met, as we established sufficient history in order to reasonably estimate product returns. As a result of this change, we recorded a one-time adjustment during the nine months ended September 30, 2013, to recognize previously deferred revenue and cost of sales of $1.9 million and $1.1 million, respectively.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition for Arrangements with Multiple Deliverables

We consider the deliverables in our product offering as separate units of accounting and recognize deliverables as revenue upon delivery only if (i) the deliverable has standalone value and (ii) if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is probable and substantially controlled by us. We allocate consideration to the separate units of accounting, unless the undelivered elements were deemed perfunctory and inconsequential. We use the relative selling price method, in which allocation of consideration is based on vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE), or if VSOE and TPE are not available, management’s best estimate of a standalone selling price (ESP) for the undelivered elements.

In February 2013, the FDA cleared t:connect, our cloud-based data management application, which is made available upon purchase by t:slim Insulin Pump customers. This service is deemed an undelivered element at the time of the t:slim sale. Because the Company has neither VSOE nor TPE for this deliverable, the allocation of revenue is based on the Company’s ESP. The Company establishes its ESP based on estimated cost to provide such services, including consideration for a reasonable profit margin and corroborated by comparable market data. The Company allocates fair value based on management’s ESP to this element at the time of sale and is recognizing the revenue over the four year hosting period. At September 30, 2013, $150,000 was recorded as deferred revenue for the t:connect hosting service. All other undelivered elements at the time of sale are deemed inconsequential or perfunctory.

Product Returns

We offer a 30-day right of return for our t:slim Insulin Pump customers from the date of shipment, provided a physician’s confirmation of the medical reason for the return is received. Estimated return allowances for sales returns are based on historical returned quantities as compared to t:slim pump shipments in the same period. The return rate is then applied to the sales of the period to establish a reserve at the end of the period. The return rates used in the reserve are adjusted for known or expected changes in the marketplace when appropriate. As of December 31, 2012, we lacked sufficient historical data to establish an estimated return allowance and as such we deferred our t:slim Insulin Pump sales of $1.9 million that were subject to return as of that date. Our allowance for product returns at September 30, 2013 was $120,000. Actual product returns have not differed materially from estimated amounts reserved.

Warranty Reserve

We provide a four-year warranty on our t:slim Insulin Pump to our end user customers and may replace any pumps that do not function in accordance with the product specifications. Additionally, we offer a six month warranty on t:slim cartridges and infusion sets. Estimated warranty costs are recorded at the time of shipment. We estimate warranty costs based on the current product cost, actual experience and expected failure rates from test studies we performed in conjunction with the clearance of our product with the FDA to support the longevity and reliability of our t:slim Insulin Pump. We evaluate the reserve quarterly and make adjustments when appropriate. At December 31, 2012 and September 30, 2013, the warranty reserve was $300,000 and $984,000, respectively. Actual warranty costs have not differed materially from estimated amounts reserved.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

	Year Ended December 31,	Nine Months Ended September 30,
	2012	2013
		(unaudited)
Balance at the beginning of the year	$—	$300,000
Warranty expense	541,000	1,306,000
Warranty claims settled	(241,000)	(622,000)

Balance at the end of the year	$300,000	$984,000

Share-Based Compensation

We account for share-based compensation by measuring and recognizing compensation expense for all share-based payments made to employees and directors using an option pricing model for determining grant date fair values. We use the straight-line single option method to recognize compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period. We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes model requires the input of subjective assumptions, including the risk-free interest rate, expected dividend yield, expected volatility, expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

The assumptions used in the Black-Scholes option-pricing model are as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Risk-free interest rate	1.6%	1.1%	1.1%	1.1%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	69.7%	70.2%	70.2%	76.6%
Expected term (in years)	6.0	6.0	6.0	5.6

Risk-free Interest Rate. The risk-free interest rate is equal to the U.S. Treasury Note interest rate for the comparable term for the expected option life as of the valuation date. If the expected option life is between the U.S. Treasury Note rates of two published terms, then the risk-free interest rate is based on the straight-line interpolation between the U.S. Treasury Note rates of the two published terms as of the valuation date.

Expected Dividend Yield. The expected dividend yield is zero because we have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

Expected Volatility. Due to our limited operating history, our status as a private company, and lack of company-specific historical and implied volatility, the expected volatility rate used to value stock options is estimated based on volatilities of a peer group of similar companies whose share prices are publicly available. We utilized peers in our industry in a similar stage of development, which are publicly-traded. The historical volatility data was computed using the historical daily closing prices for the selected peer companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

Expected Term. We utilize the simplified method for estimating the expected term of stock option grants. Under this approach, the weighted-average expected term is presumed to be the average of the vesting term and the contractual term of the option.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

The weighted average estimated grant date fair value per share of employee stock options granted during the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was $5.36, $15.65, $15.65 and $4.53 respectively.

The Company recorded share-based compensation of $253,000 and $246,000 for the years ended December 31, 2011 and 2012, respectively, and $197,000 and $1.6 million for nine months ended September 30, 2012 and 2013, respectively.

The following table summarizes the allocation of stock-based compensation in the accompanying statement of operations (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Cost of Sales	$—	$68	$50	$57
Selling, general & administrative	163	116	92	1,370
Research and development	90	62	55	183

Total	$253	$246	$197	$1,610

The total stock-based compensation capitalized as part of the cost of our inventory was $0 at December 31, 2012 and $122,000 at September 30, 2013.

At December 31, 2012 and September 30, 2013, the total unamortized stock-based compensation expense of approximately $0.3 million and $7.4 million, respectively, is to be recognized over the stock options’ remaining vesting term of approximately 2.2 years and 2.2 years, respectively.

Option grants to non-employees are valued using the fair-value-based method and are then quarterly re-measured and expensed over the period services are provided. Option grants to consultants resulted in an immaterial expense for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012. For the nine months ended September 30, 2013, the expense was $97,000 and is included in the table above as a component of selling, general and administrative expense.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Warrant Liabilities

The Company has issued freestanding warrants to purchase shares of common stock and convertible preferred stock in connection with the issuance of convertible notes payable in 2011 and 2012. The Company accounts for these warrants as a liability in the financial statements because either the Company did not have enough authorized shares to satisfy potential exercise of the common stock warrants and the number of shares to be issued upon their exercise was outside the control of the Company or because the underlying instrument into which the warrants are exercisable, Series C or Series D convertible preferred stock, contain deemed liquidation provisions that are outside of the control of the Company.

The warrants are recorded at fair value using either the Black-Scholes option pricing model, or a binomial lattice model, depending on the characteristics of the warrants at the time of the valuation. The fair value of these warrants is re-measured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense) in the accompanying statements of operations and comprehensive loss. The Company will continue to re-measure the fair value of the warrant liabilities until: (i) exercise, (ii) expiration of the related warrant, or (iii) conversion of the convertible preferred stock underlying the security into common stock.

Comprehensive Loss

All components of comprehensive loss, including net loss, are reported in the financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on marketable securities.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares that were outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by dividing the net loss by sum of the weighted-average number of dilutive common share equivalents outstanding for the period determined using the treasury-stock method. Dilutive common share equivalents are comprised of convertible preferred stock, preferred stock warrants, common stock warrants and options outstanding under our stock plan. The calculation of diluted income (loss) per share requires that, to the extent the average fair value of the underlying shares for the reporting period exceeds the exercise price of the warrants and the presumed exercise of such securities are dilutive to income (loss) per share for the period, adjustments to net income or net loss used in the calculation are required to remove the change in fair value of the warrants for the period. Likewise, adjustments to the denominator are required to reflect the related dilutive shares. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss position and preferred stock warrants being anti-dilutive.

Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

	As of December 31,		As of September 30,
	2011	2012	2012	2013
			(unaudited)
Convertible preferred stock outstanding	993,265	10,647,933	7,230,420	13,148,450
Warrants for convertible preferred stock	—	1,426,646	1,426,646	1,426,646
Warrants for common stock	43,955	—	—	271,834
Common stock options	151,650	—	—	1,998,497
Restricted common stock subject to repurchase—as restated for the years ended December 31, 2011 and 2012	34,378	20,888	29,342	12,433

	1,223,248	12,095,467	8,686,408	16,857,860

In addition to the potentially dilutive securities noted above, we had $13.0 million of outstanding convertible notes payable as of December 31, 2011 that are convertible into convertible preferred stock upon the occurrence of future preferred stock financing event at a price that is not determinable until such occurrence (Note 5). As such, we have excluded these convertible notes payable from the table above.

Unaudited Pro Forma Net Loss Per Share

The following table summarizes our unaudited pro forma net loss per share (in thousands except for per share amounts):

	Year ended December 31, 2012	Nine Months Ended September 30, 2013
		(unaudited)
Numerator:
Net loss	$(33,015)	$(39,525)
Add: Pro forma adjustment related to interest on convertible notes payable	1,791	—

Pro forma net loss	$(31,224)	$(39,525)

Denominator:
Weighted average shares used to compute net loss per share, basic and diluted—as restated for the year ended December 31, 2012	188	211
Add: Pro forma adjustments to reflect weighted average effect of conversion of convertible preferred stock	3,479	12,315
Add: Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible notes and accrued interest(1)	1,517	—
Add: Pro forma adjustment to reflect effect of restricted stock vesting—as restated for the year ended December 31, 2012	30	16

Weighted average shares used to compute pro forma net loss per share, basic and diluted—as restated for the year ended December 31, 2012	5,214	12,542

Pro forma net loss per share, basic and diluted—as restated for the year ended December 31, 2012	$(5.99)	$(3.15)

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

2. Summary of Significant Accounting Policies (continued)

(1)	The conversion of the notes was calculated at $7.37, which was the price of the next qualified financing.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the FASB) clarified and amended existing concepts regarding existing fair value principles. The amendments are effective in fiscal years beginning after December 15, 2011. The Company adopted the guidance on January 1, 2012. The adoption of these amendments did not have a material impact on the Company’s financial statements.

In June 2012, the Company adopted the FASB amended requirements for the presentation of comprehensive income. The amended guidance requires companies to disclose the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted the provisions of this guidance for all periods presented and elected to present items of net loss and other comprehensive loss in a continuous statement of comprehensive loss. The adoption of this authoritative guidance did not have an impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard became effective for the Company beginning January 1, 2013, and its adoption did not have any impact on the Company’s financial statements.

In July 2013, the FASB issued an accounting standards update that provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013, with an option for early adoption. We intend to adopt this guidance at the beginning of our first quarter of fiscal year 2014, and do not believe the adoption of this standard will have a material impact on our financial position, results of operations or related financial statement disclosures.

3. Financial Statements Information

Accounts Receivable

Accounts receivable consisted of the following at (in thousands):

	December 31,	September 30,
	2012	2013
		(Unaudited)
Accounts receivable	$2,458	$4,357
Less allowance for doubtful accounts	(46)	(190)

Total	$2,412	$4,167

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

3. Financial Statements Information (continued)

Inventory

Inventory consisted of the following at (in thousands):

	December 31,	September 30,
	2012	2013
		(Unaudited)
Raw materials	$2,775	$4,621
Work in process	1,724	3,913
Finished Goods	1,762	2,265

Total	$6,261	$10,799

Property and Equipment

Property and equipment consist of the following at December 31, 2011 and 2012, and September 30, 2013 (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(Unaudited)
Leasehold improvements	$1,809	$3,831	$3,921
Computer equipment and software	2,259	2,659	3,773
Office furniture and equipment	1,151	2,343	2,558
Manufacturing and scientific equipment	2,099	5,109	6,376

	7,318	13,942	16,628
Less accumulated depreciation and amortization	(3,147)	(4,953)	(7,033)

	$4,171	$8,989	$9,595

Depreciation and amortization expense related to property and equipment amounted to $1.3 million and $1.9 million for the years ended December 31, 2011 and 2012, respectively, and $1.2 million and $2.1 million for the nine months ended September 30, 2012 and 2013 (unaudited), respectively.

Intangible Assets Subject to Amortization

In July 2012, we entered into an agreement pursuant to which we were granted certain rights to patents and patent applications. Included in these rights are patents related to the Company’s commercialized products as well as patents that related to the products in development or future products. As consideration for these rights, we agreed to pay $5.0 million in license fees and a percentage of any associated sublicense revenues we may receive. To determine the fair value of the licensed and purchased intellectual property, we utilized a combination of royalty-relief and cost valuation approaches depending on the type of the patents. For the group of patents related to the commercialized products, we utilized the relief from royalty approach. Significant inputs in the valuation model included our projected revenues, estimated weighted average cost of capital, risk premium associated with the asset, and current market comparable royalty rates. For the patents associated with products in development, the cost approach was applied which utilized the costs associated with the filing and issuance of

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

3. Financial Statements Information (continued)

the patent to estimate the patent’s fair value. We used the relative fair values to allocate the purchase price between the two groups of patents. The fair value associated with the patents related to the commercialized products of $3.2 million was capitalized and is amortized over the weighted average patent remaining life of 10 years. The fair value associated with the rest of the patents of $1.8 million was expensed at the time of the contract execution and is recorded in the selling, general and administrative expenses line item in the statement of operations as the associated patents did not relate to the commercialized product.

Intangible assets subject to amortization consist of patents purchased or licensed that are related to the Company’s commercialized products. There were no intangible assets for the year ended December 31, 2011. The following represents the capitalized patents at December 31, 2012 and September 30, 2013 (in thousands):

	December 31, 2012	September 30, 2013
		(Unaudited)
Gross amount	$3,173	$3,173
Accumulated amortization	(158)	(396)

Total	$3,015	$2,777

Weighted average remaining amortization period (in months)	114	105

Amortization expense related to intangible assets subject to amortization amounted to $158,000 for the year ended December 31, 2012, $238,000 for the nine months ended September 30, 2013 and $79,000 for the nine months ended September 30, 2012. The estimated annual amortization is $317,000 for 2013 through 2017.

4. Fair Value Measurements

Authoritative guidance on fair value measurements defines fair value, establishes a consistent framework for measuring fair value, and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets.

Level 2:	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

4. Fair Value Measurements (continued)

The following table presents information about the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2012 and September 30, 2013 (unaudited), and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

		Fair Value Measurements at December 31, 2011 Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$4,033	$4,033	$—	$—
Certificate of deposit	50	50	—	—

Total assets	$4,083	$4,083	$—	$—

Liabilities
Common stock warrant liability	$1,035	$—	$—	$1,035

Total liabilities	$1,035	$—	$—	$1,035

		Fair Value Measurements at December 31, 2012 Using
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$201	$201	$—	$—
Certificate of deposit	50	50	—	—

Total assets	$251	$251	$—	$—

Liabilities
Preferred stock warrant liability	$2,295	$—	$—	$2,295

Total liabilities	$2,295	$—	$—	$2,295

		Fair Value Measurements at September 30, 2013 Using
	September 30, 2013 (Unaudited)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$169	$169	$—	$—
Certificate of deposit	50	50	—	—

Total assets	$219	$219	$—	$—

Liabilities
Preferred stock warrant liability	$5,307	$—	$—	$5,307

Total liabilities	$5,307	$—	$—	$5,307

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

4. Fair Value Measurements (continued)

The preferred stock and common stock warrant liabilities are recorded at fair value using the Black-Scholes option pricing model, or a binomial lattice valuation model, depending on the timing of valuation in relationship to the next round of equity financing.

The following assumptions were used in determining the fair value of the common stock warrant liabilities valued using the Black-Scholes option pricing method as of December 31, 2011: (i) risk-free interest rate of 2.0%; (ii) expected dividend yield of 0.0%; (iii) expected volatility of 75%; (iv) expected term of 9.7 years; and (v) common stock fair value of $25.13.

The Company used a binomial lattice valuation model to calculate the preferred stock warrants liability during 2012 prior to the closing of Series D preferred stock financing in August 2012 (Series D Financing), when the exercise price and quantity of the warrants would become fixed based on this round of financing. The assumptions used in this valuation model included: (i) management’s revenue projections; (ii) probability weighted expected future investment returns; (iii) weighted average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with the Company achieving future cash flows; (iv) the probability of a change in control occurring; (v) timing, size and probability of a new round of financing; (vi) expected volatility; and (vii) risk-free rate.

Subsequent to the completion of the Series D financing in August 2012 and the terms of the preferred stock warrants becoming fixed, we used a combination of discounted cash flow, guideline company and guideline transaction valuation methods to determine the total enterprise value and then the option pricing method or hybrid method to allocate the enterprise value to the various classes of stock, including preferred stock warrants. The assumptions used in these valuation models included: (i) management’s revenue projections; (ii) probability and timing of various liquidity event dates; (iii) weighted average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with the Company achieving future cash flows; (iv) selection of appropriate market comparable transactions and multiples; (v) expected volatility; and (vi) risk-free rate.

As of December 31, 2011 and 2012 and September 30, 2012 and 2013, reasonable changes in the unobservable inputs would not be expected to have a significant impact on the financial statements.

There were no transfers between Level 1 and Level 2 securities during the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013.

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

4. Fair Value Measurements (continued)

The following table provides a reconciliation of liabilities measured at fair value using unobservable inputs (Level 3) on a recurring basis (in thousands):

	Preferred Stock Warrant Liability	Common Stock Warrant Liability	Total
Balance at January 1, 2011	$—	$—	$—
Issuance of common stock warrants in connection with 2011 Bridge Financing (Note 5)	—	265	265
Change in fair value of common stock warrants	—	770	770

Balance at December 31, 2011	$—	$1,035	$1,035
Incremental increase in value due to modification of common stock warrants issued with 2011 Bridge Financing (Note 5)	2,244	(1,035)	1,209
Issuance of preferred stock warrants in connection with 2012 Bridge Financing (Note 5)	2,393	—	2,393
Issuance of preferred stock warrants in connection with SVB Bridge Loan (Note 6)	214	—	214
Changes in fair value of common and preferred stock warrants	(2,556)	—	(2,556)

Balance at December 31, 2012	$2,295	$—	$2,295
Changes in fair value of preferred stock warrants	3,012	—	3,012

Balance at September 30, 2013 (unaudited)	$5,307	$—	$5,307

5. Convertible Notes Payable and Stock Warrants

2011 Convertible Notes Payable

In August 2011, we entered into a Note and Warrant Purchase Agreement (2011 Bridge Financing) with existing stockholders for an aggregate principal amount of approximately $13.0 million under unsecured convertible promissory notes. The convertible promissory notes bore interest at an annual rate of 8%, and all principal and interest were due and payable on March 31, 2012, unless earlier converted into preferred stock of the Company.

In connection with the 2011 Bridge Financing and for cash proceeds of $1,000 (0.01% of the principal amount of the convertible promissory notes), the Company issued warrants to purchase shares of common stock up to the number of shares calculated by dividing 25% of the principal amount of the convertible promissory notes by the lesser of the next qualified equity financing per-share price, or $44.00. The warrants’ exercise price per share is $0.17. The warrants are immediately exercisable and expire in August 2021. The warrants’ fair value of approximately $265,000 was recorded as a debt discount and amortized to interest expense over the term of the convertible promissory notes using the effective interest method. The estimated number of common shares issuable under the warrants was 43,955, although the actual number was not fixed.

In March 2012, with the consent of a majority of the 2011 Bridge Financing note holders, the Company extended the 2011 Bridge Financing maturity date to May 2012. No other terms were modified. The effective

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

5. Convertible Notes Payable and Stock Warrants (continued)

interest rate post-modification was less than the effective interest rate before modification and the Company concluded that this modification represented a troubled debt restructuring. The Company accounted for the modification on a prospective basis.

In May 2012, with the consent of a majority of the 2011 Bridge Financing note holders, the maturity date of the associated convertible promissory notes was extended to August 31, 2012. Additionally, the warrant coverage provided in association with the notes was increased from 25% to 40% of the principal amount of the convertible promissory notes, and the shares purchasable under the warrants were changed from common stock to preferred stock. The preferred stock warrants’ exercise price was amended to $44.00 if exercised prior to the close of the next qualified equity financing, or by the per-share price of the next qualified equity financing if exercised after the close of the next qualified equity financing.

The present value of the future cash flows under the modified terms described above did not exceed the present value of the future cash flows under the original terms by more than 10%. The Company treated this amendment as a modification and the incremental increase in the fair value of the warrants resulting from the modification of approximately $1.2 million was recorded as a discount to the convertible promissory notes and amortized over the remaining term of the convertible promissory notes using the effective interest method. The estimated number of preferred stock shares issuable under the warrants at the time of modification was 117,842.

2012 Convertible Notes Payable

In May and July 2012, the Company entered into Note and Warrant Purchase Agreements (2012 Bridge Financing) with existing stockholders for an aggregate principal amount of approximately $12.2 million. The convertible promissory notes bear interest at an annual rate of 8%, and all principal and interest is due and payable on August 31, 2012, unless earlier converted into preferred stock of the Company.

In connection with the 2012 Bridge Financing, the Company issued warrants to purchase shares of preferred stock up to the number of shares calculated by dividing 40% of the principal amount of the convertible promissory notes by $44.00 if exercised prior to the close of the next qualified equity financing, or by the per-share price of the next qualified equity financing if exercised after the close of the next qualified equity financing. The warrants’ exercise price is $44.00 if exercised prior to the close of the next qualified equity financing, or by the per-share price of the next qualified equity financing if exercised after the close of the next qualified equity financing. The warrants are immediately exercisable and expire in May and July 2022.

The 2012 Bridge Financing was completed substantially with the same parties as the 2011 Bridge Financing. At the time of each 2012 convertible promissory note issuance, we performed comparison of the present value of the future cash flows under the original 2011 Bridge Financing terms and amended 2011 Bridge Financing terms as impacted by the 2012 Bridge Financing and determined that the change was more than 10%. The Company accounted for the issuance of the 2012 Bridge Financing as a debt extinguishment, and accordingly recorded the 2011 and 2012 Bridge Financing convertible promissory notes at fair value. The loss on extinguishment of $2.8 million was recorded in the statement of convertible preferred stock and stockholders’ deficit as a charge to additional paid-in capital in the period in which the extinguishment occurred as all these transactions were made with related parties. Amount in excess of additional paid-in capital was recorded into accumulated deficit. The loss on extinguishment was determined by calculating the difference between the net

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

5. Convertible Notes Payable and Stock Warrants (continued)

carrying amount of the extinguished debt (which includes principal, accrued interest, and unamortized discount, if any) and the fair value of the old and additional debt (which includes fair value of modified debt, fair value of additional warrants and any amendment related fees).

Conversion to Series D Preferred Stock

In August 2012, the Company completed the closing of a Series D financing, and all indebtedness under the 2011 Bridge Financing and 2012 Bridge Financing, aggregating approximately $26.4 million, including accrued interest, was automatically converted into shares of convertible Series D Preferred Stock at a per-share price equal to the per-share price of $4.40. All associated preferred stock warrants became warrants to purchase 2,288,316 shares of convertible Series D Preferred Stock at an exercise price of $4.40 per share. These warrants are outstanding as of September 30, 2013.

6. Loan and Warrant Agreements

Silicon Valley Bank Loan

In March 2012, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, drawing a bridge loan in the amount of $5.0 million (SVB Bridge Loan), for which interest-only payments at a rate of 7.5% per annum are payable monthly through the maturity date of 90 days from the initial borrowing. In connection with the SVB Bridge Loan, the Company issued 6,818 warrants to purchase shares of Series C Preferred Stock at an exercise price per share of $44.00, subject to anti-dilution adjustments. The warrants are immediately exercisable and expire in March 2022. The warrants’ fair value of approximately $139,000 was recorded as a debt discount and amortized to the interest expense over the term of the bridge loan using effective interest method.

Subsequently, the SVB Bridge Loan’s maturity date was extended twice to August 2012. Upon such modifications, the interest rate on the bridge loan was increased to 10% and additional warrants to purchase 3,409 shares of Series C Preferred Stock were issued at an exercise price per share of $44.00, subject to antidilution adjustments. The warrants are immediately exercisable and expire in June and July 2022. The present value of the future cash flows under the modified terms described above did not exceed the present value of the future cash flows under the original terms by more than 10%. The Company treated these amendments as a modification and the incremental increase in the fair value of the warrants resulting from the modification of approximately $75,000 was recorded as a discount to the bridge loan and was amortized over the remaining term of the bridge loan using the effective interest method.

Subsequent to the closing of our Series D financing, the SVB Bridge Loan was converted into a 24-month term loan (SVB Term Loan) in September 2012. The term loan accrues interest at an annual rate of 4%, with principal and accrued interest payments due monthly throughout the 24 month term. The SVB Term Loan also requires a final payment of $250,000 and a fee of $150,000 if the loan is prepaid in its entirety prior to the end of the term of the loan. At December 31, 2012 and September 30, 2013 (unaudited), the balance outstanding under this loan was $4.2 million and $0, respectively.

Upon the closing of the Series D financing, all SVB preferred stock warrants became warrants to purchase 102,270 shares of Series D convertible preferred stock at an exercise price of $4.40 per share. The warrants are outstanding as of September 30, 2013.

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

6. Loan and Warrant Agreements (continued)

The SVB Bridge Loan and SVB Term Loan were collateralized by the assets of the Company, including a negative pledge with respect to its intellectual property, and are subject to certain covenants which, if not met, could constitute an event of default. These covenants include timely delivery of the financial statements and the non-occurrence of a material adverse change in the business, operations or conditions of the Company. As of December 31, 2012, the Company was in compliance with all specified covenants.

In conjunction with the Capital Royalty Term Loan closing in January 2013, all principal, interest due and pre-payment fee amounts due under the SVB Term Loan were paid by the Company.

SVB Revolving Line of Credit

In January 2013, the Company entered into an amended loan agreement with Silicon Valley Bank, making available a revolving line of credit in the amount up to the lesser of $1.5 million or 75% of eligible accounts receivable. Once we achieve a revenue-based milestone we have the ability to increase the credit limit to 75% of eligible accounts receivable. Interest-only payments at a rate of 6% per annum are payable monthly through the maturity date 24 months from the initial borrowing. Loans drawn under the agreement are secured by our eligible accounts receivable and proceeds therefrom. Additionally, the terms of the revolving line of credit contain various affirmative and negative covenants. There were no amounts outstanding under this loan as of September 30, 2013.

Capital Royalty Term Loan

In December 2012, the Company executed a Term Loan Agreement (Term Loan Agreement) with Capital Royalty Partners II L.P. and Capital Royalty Partners II – Parallel Fund “A” L.P. (together “Capital Royalty Partners”), providing the Company access to up to $45 million under the arrangement, of which $30 million was available in January 2013, and an additional amount up to $15 million is available upon achievement of a revenue-based milestone by the Company if achieved during 2013. The Company can elect to draw any amount between $8 million and $15 million, at its discretion. In January 2013, $30 million was drawn under the Agreement. The loan accrues interest at an annual rate of 14%. Interest-only payments are due quarterly at March 31, June 30, September 30 and December 31 of each year during 2013 and 2014. Thereafter, in addition to interest accrued during the period, quarterly payments shall include an amount equal to the outstanding principal at December 31, 2014 divided by the remaining number of quarters prior to the maturity of the loan which is December 31, 2017. If the company achieves the revenue milestones, the interest only payment period would be extended to December 31, 2015, and thereafter, in addition to interest accrued during the period, the quarterly payments shall include an amount equal to the outstanding principal at December 31, 2015 divided by the remaining number of quarters prior to the end of the term of the loan. While interest on the loan is accrued at 14% per annum, the Company may elect to make interest-only payments at 11.5% per annum. The unpaid interest of 2.5% is added to the principal of the loan and is subject to accruing interest. The Company has not elected to utilize this loan feature. The agreement provides for prepayment fees of 5% of the outstanding balance of the loan if the loan is repaid prior to April 1, 2014. The prepayment fee is reduced 1% per year for each subsequent year until maturity.

The loan is collateralized by all assets of the Company. Additionally, the terms of the Term Loan Agreement contain various affirmative and negative covenants agreed to by the Company. Among them, the

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

6. Loan and Warrant Agreements (continued)

Company must attain minimum annual revenues of $25 million in 2013, $50 million in 2014, $75 million in 2015 and $100 million thereafter. Borrowings under the term loan are subject to non-occurrence of a material adverse change in our business or operations (financial or otherwise), or a material impairment of the prospect of repayment of obligations. At December 31, 2012 and September 30, 2013, the Company was in compliance with all of the covenants.

In connection with the Term Loan Agreement, in January 2013, the Company issued warrants to purchase 271,834 shares of the Company’s Common Stock at an exercise price of $0.02 per share. The warrants are immediately exercisable and expire in January 2023. Because the exercise price of these warrants is nominal, the Company used the fair value of the common stock of $1.61 at December 31, 2012 to value these warrants. The Company also paid $375,000 financing fee to Capital Royalty Partners. The warrants’ fair value of approximately $437,000 and financing fee were recorded as a debt discount. Additionally, the Company paid $675,000 to a third party for sourcing the Capital Royalty Term Loan. All fees and warrants value are amortized to interest expense over the remaining term using effective interest method.

At September 30, 2013, the principal balance outstanding under the Capital Royalty Term Loan was $30.0 million. As of December 31, 2012, the principal and interest payments of the loan over its term are as follows (in thousands):

Year ended December 31,
2013	$4,025
2014	4,200
2015	13,675
2016	12,275
2017	10,875

Total	$45,050
Less interest	(15,050)
Less debt discount	(652)
Less current portion of notes payable	—

Notes payable, net of current portion	$29,348

7. Related Party Transactions

Former Officer Note Receivable and Separation and Consulting Agreement

In June 2009, as part of a relocation assistance agreement with an officer of the Company whose employment was subsequently terminated in March 2011, the Company provided the former officer $1.2 million cash in exchange for a secured promissory note. The promissory note was secured by all shares of capital stock of the Company owned by the former officer. The secured promissory note bears interest at a rate of 0.75% per annum, compounded monthly. Interest-only payments are received and recognized monthly. All remaining principal and unpaid interest were due on December 31, 2011. The principal amount outstanding was $225,000 as of December 31, 2011. In January 2012, the remaining principal and interest due were repaid as a result of a cash payment of $175,000 and the tendering of 1,984 shares of Tandem common stock by the former officer. The fair market value of the tendered shares was determined to be equal to the outstanding debt. Such common shares were then retired.

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

7. Related Party Transactions (continued)

In March 2011, the Company executed a separation and consulting agreement with the aforementioned former officer. Under the terms of the agreement, the former officer was relieved of all duties and responsibilities in his position as an officer of the Company and he resigned as a member of the Board of Directors. Additionally, the former officer was required to provide consulting services to the Company for a period up to eighteen consecutive months following his termination, and the maturity date of the outstanding secured promissory note payable was extended to December 31, 2011. Outstanding stock options held by the former officer continued to vest during the continuation of service until February 29, 2012.

The Company recognized the total cost of the separation and consulting agreement of $426,000 in March 2011 at the time of separation. In December 2011, the Company agreed to allow the former officer to apply the total remaining net consulting fees owed to him as defined by the separation and consulting agreement towards his note receivable balance. As a result, $107,500 of net consulting fees was applied toward the principal balance of the secured promissory note payable.

8. Stockholders’ Equity

On July 10, 2012, the board of directors of the Company approved a reverse stock split of the Company’s common stock and preferred stock at a ratio of one share for every twenty shares previously held. The reverse stock split became effective on July 17, 2012. All share and per-share data included in these financial statements reflect the reverse stock split.

Common Stock

In February 2006, the Company sold 119,360 shares of common stock to founders for $25,000. Additionally, during 2006, the Company sold an additional 25,249 shares of common stock to investors for $750,000, net of issuance costs totaling $21,019.

In August 2007, 10,657 shares of common stock were converted into Series A convertible Preferred Stock.

In July 2012, as a result of automatic conversion provisions in the Company’s certificate of incorporation that were triggered in connection with the 2012 Bridge Financing, certain non-participating stockholders had their outstanding shares of preferred stock converted to common stock on a 1-for-1 basis. The carrying value of the preferred shares were reclassified to additional paid-in capital upon the conversion of the related instrument, as applicable, and 20,237 shares of Series A convertible Preferred Stock, 1,185 shares of Series B convertible Preferred Stock, and 1,870 shares of Series C convertible Preferred Stock were converted into 13,899 shares of common stock.

As of December 31, 2012, there were 226,858 shares of common stock outstanding. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Company’s Board of Directors, subject to the prior rights of the preferred stockholders.

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

8. Stockholders’ Equity (continued)

Convertible Preferred Stock

In August 2007, the Company entered into agreements with several officers, employees, and investors who collectively purchased 117,661 shares of Series A convertible Preferred Stock (Series A Preferred Stock) at $21.00 per share for approximately $2.4 million in cash, net of issuance costs. Additionally, 10,657 shares of common stock, originally sold for $500,000, were converted into shares of Series A Preferred Stock.

In June 2008, the Company entered into agreements with several officers, employees, and investors who collectively purchased 362,484 shares of Series B convertible Preferred Stock (Series B Preferred Stock) at $36.00 per share for approximately $12.8 million, net of issuance costs.

In May 2009, the Company entered into agreements with several officers, employees, and investors to collectively purchase up to 1,189,606 shares of Series C convertible Preferred Stock (Series C Preferred Stock) at a price of $44.00 per share, totaling approximately $52.2 million. The equity financing was executed in two separate closings. The Initial Closing Period occurred in May 2009, under which 485,481 shares of Series C Preferred Stock were issued, raising approximately $21.2 million, net of issuance costs. The Final Closing Period occurred in January 2010, under which 704,125 shares of Series C Preferred Stock were issued, raising approximately $31.0 million, net of issuance costs.

In August and November 2012, the Company entered into agreements with several officers, employees, and investors who collectively purchased 7,035,628 shares of Series D convertible Preferred Stock at $4.40 per share for approximately $30.9 million, net of issuance costs. Additionally, the principal and accrued interest under the convertible promissory notes of $26.4 million converted into 5,997,935 shares of Series D Preferred Stock in connection with the closing of the Series D financing in August 2012.

In April 2013, the Company entered into agreements with several officers, employees, and investors who collectively purchased 3,655,789 shares of Series D Preferred Stock at $4.40 per share for approximately $16.0 million, net of issuance costs.

At December 31, 2012, there were 115,281 shares of Series A Preferred Stock, 361,299 shares of Series B Preferred Stock, 1,187,736 shares of Series C Preferred Stock and 13,033,563 shares of Series D Preferred Stock outstanding.

Dividends

The holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are entitled to receive noncumulative dividends at a rate of 8% per share per annum. The dividends are payable when and if declared by the Company’s Board of Directors. As of December 31, 2012, the Company’s Board of Directors has not declared any dividends. The preferred stock dividends are payable in preference and in priority to any dividends on common stock.

Liquidation Provisions

The holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are entitled to receive initial liquidation preferences at the applicable original issue price of

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

8. Stockholders’ Equity (continued)

$21.00 per share, $36.00 per share, $44.00 per share and $4.40 per share, respectively. Initial liquidation payments to the holders of Series D Preferred Stock have priority over all other classes of stock of the Company. Next, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock have priority and are made in preference to any payments to the holders of common stock. After payment of the liquidation preference, holders of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock will share any excess distribution ratably with the Series D Preferred Stock and common stock. Total liquidation preference for holders of Series A, Series B and Series C Preferred Stock shall not exceed three times the applicable original issue price in aggregate.

Conversion Rights

The shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain antidilution adjustments. The Series D Preferred Stock was issued at a price per share lower than the issuance price per share of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, triggering the antidilution adjustment of the conversion ratios into Common Stock of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. Each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock is automatically converted into common stock immediately upon (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, in which the per share price is at least $11.06, and the gross cash proceeds are at least $30.0 million; or (ii) the affirmative vote of a majority of the holders of the then-outstanding preferred stock on an as-converted Common Stock basis.

Voting Rights

The holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are entitled to one vote for each share of common stock into which such preferred stock could then be converted; and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.

Stock Plan

In September 2006, the Company adopted the 2006 Stock Incentive Plan (the Plan) under which, as amended, 1.3 million and 2.7 million shares of common stock were reserved for issuance to employees, non-employee directors and consultants of the Company as of December 31, 2012 and as of September 30, 2013. As of December 31, 2012 and as of September 30, 2013, remaining shares available for future issuance under the Plan are 1,040,489 and 130,973, respectively.

The Plan provides for the grant of incentive stock options, non-statutory stock options, rights to purchase restricted common stock, stock appreciation rights, dividend equivalents, stock payments, and restricted stock units to eligible recipients. Recipients of incentive stock options and restricted common stock shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant as determined by the Board of Directors. The Board of Directors determined the value of the underlying stock by considering a number of factors, including valuation analyses performed by an independent third-party valuation specialist, the risks the Company faced at the time, the liquidation preferences of the Company’s preferred stockholders, and the lack of liquidity of the Company’s common stock.

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

8. Stockholders’ Equity (continued)

Restricted Common Stock

The Company issued shares of restricted common stock totaling 23,872 shares in 2011. No shares of restricted common stock were issued in 2012 or during the nine months ended September 30, 2013. Proceeds from the issuance of the shares of restricted common stock totaled $168,000 in 2011. The shares of restricted common stock were issued under the Plan to certain employees and nonemployee directors. Shares of restricted common stock granted under the Plan vest and are subject to repurchase according to the terms of the respective restricted stock agreement.

The outstanding shares of restricted common stock generally vest 25% on the first anniversary of the original grant date, with the balance vesting monthly over the remaining three years. Shares of unvested restricted common stock may be repurchased, at the Company’s option, at the lesser of the original purchase price or the current fair market value. Generally, shares of restricted stock which have vested are not subject to repurchase. The Company’s right to repurchase automatically terminates upon the closing of an initial public offering. At December 31, 2012, restricted common shares that have not vested totaled 20,888 and shares that are vested totaled 51,324. The cash paid for the restricted common stock represented the fair value of the common stock at the time of issuance. The unvested restricted common stock has been reflected as a current liability in the balance sheet, and is reclassified to stockholders’ deficit as the restricted common stock vests.

Common Stock Options

The maximum term of stock options granted under the Plan is ten years. The options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years.

The following table summarizes stock option transactions for the Plan in 2011, 2012 and the nine months ended September 30, 2013:

	Total Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2011	151,596	$10.57	7.87
Granted	15,319	25.13
Exercised	(3,158)	10.92		$44,000
Canceled/forfeited/expired	(27,855)	9.90

Outstanding at December 31, 2012	135,902	$12.33	7.02	$—
Granted	1,987,127	1.87
Exercised	(2,787)	6.06		$9,042
Canceled/forfeited/expired	(3,938)	7.79

Outstanding at September 30, 2013 (unaudited)	2,116,304	$2.53	9.39	$12,616,000

Vested and expected to vest at December 31, 2012	135,247	$12.32	8.23	$—
Exercisable at December 31, 2012	94,047	$11.39	6.48	$—
Vested and expected to vest at September 30, 2013 (unaudited)	2,079,187	$2.35	9.39	$12,380,492
Exercisable at September 30, 2013 (unaudited)	423,603	$3.94	8.61	$2,165,000

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

8. Stockholders’ Equity (continued)

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following:

	As of December 31, 2012	As of September 30, 2013 (Unaudited)
Conversion of preferred stock	10,647,933	13,148,450
Preferred stock warrants outstanding	1,426,646	1,426,646
Common stock warrants outstanding	—	271,834
Stock options issued and outstanding	135,902	2,116,304
Stock options granted but undelivered	1,790	354,404
Authorized for future option grants	1,040,489	130,973

	13,252,760	17,448,611

9. Income Taxes

Significant components of the Company’s net deferred income tax assets at December 31, 2011 and 2012 are shown below (in thousands). A valuation allowance has been recorded to offset the net deferred tax asset as of December 31, 2011 and 2012, as the realization of such assets does not meet the more-likely-than-not threshold.

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss (NOL)	$26,398	$32,623
Tax credits	1,916	1,707
Capitalized R&D	1,094	6,072
Deferred rent	61	115
Other	410	2,267

Total gross deferred tax assets	29,879	42,784
Less valuation allowance	(29,879)	(42,784)

Net deferred tax assets	$—	$—

The provision (benefit) for income taxes reconciles to the amount computed by applying the federal statutory rate to income before taxes as follows (in thousands):

	Year ended December 31,
	2011	2012
Tax at federal statutory rate	$(8,673)	$(11,225)
State income tax, net of federal benefit	(1,314)	(1,793)
Nondeductible convertible notes payable	184	617
Warrants revaluation	262	(869)
Research and development credits	(553)	209
Other	82	155
Change in valuation allowance	10,012	12,906

	$—	$—

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

9. Income Taxes (continued)

As of December 31, 2012, the Company has accumulated federal and state net operating loss carryforwards of approximately $82.5 million and $79.4 million, respectively. The federal and state tax loss carryforwards begin to expire in 2026 and 2016, respectively, unless previously utilized. The Company also has federal and California research credit carryforwards of approximately $1.5 million and $2.1 million, respectively. The federal research credit carryforwards will begin expiring in 2028 unless previously utilized. The California research credit will carry forward indefinitely.

The evaluation of uncertainty in a tax position is a two-step process. The first step involves recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with a taxing authority.

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits at the beginning and end of the years ended December 31, 2011 and 2012 (in thousands):

	December 31,
	2011	2012
Gross unrecognized tax benefits at the beginning of the year	$554	$779
Increases related to current year positions	225	176
Increases related to prior year positions	—	467
Expiration of unrecognized tax benefits	—	—

Gross unrecognized tax benefits at the end of the year	$779	$1,422

As of December 31, 2012, the Company has $1.1 million of unrecognized tax benefits that, if recognized and realized would impact the effective tax rate.

The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company had no accrual for interest and penalties on the Company’s balance sheets and has not recognized interest and penalties in the statements of operations for the years ended December 31, 2011 and 2012. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months.

The Company is subject to taxation in the United States and state jurisdictions. The Company’s tax years from 2006 (inception) are subject to examination by the United States and state authorities due to the carry forward of unutilized NOLs and research and development credits.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

9. Income Taxes (continued)

Section 382 of the Internal Revenue Code of 1986, as amended (the Code), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions, which, on its own or combined with the purchasing stockholders’ subsequent disposition of those shares, have resulted in such an ownership change, and could result in an ownership change in the future.

The Company is finalizing a Section 382/383 analysis, from January 1, 2012 to December 31, 2012, regarding the limitation of the net operating losses and research and development credits. Based upon the in-process analysis, the Company anticipates that no ownership changes occurred during that period. However, previous analysis determined that ownership changes have occurred in years prior to 2012, but will not have a material impact on the future utilization of such carryforwards.

The American Taxpayer Relief Act of 2012 was enacted on January 2, 2013. Included within this legislation was an extension of the research and development credit which had previously expired on December 31, 2011. This legislation retroactively reinstates and extends the credit from the previous expiration date to December 31, 2013. As the legislation was not enacted until after the close of the year ended December 31, 2012, the income tax impact of the retroactive reinstatement and extension will not be recognized until 2013. If the tax impact of the research and development credit was recognized, the Company does not anticipate any federal income tax benefit due to the existence of deferred tax assets offset by a valuation allowance.

10. Collaborations

DexCom Development and Commercialization Agreement

In February 2012, we entered into a Development and Commercialization Agreement with DexCom, Inc. (DexCom Agreement) for the purpose of collaborating on the development and commercialization of an integrated system which incorporates our t:slim insulin delivery system with DexCom’s proprietary continuous glucose monitoring system. Under the DexCom Agreement, we paid DexCom $1.0 million at the commencement of the collaboration which was recorded as research and development cost in 2012. We will make two additional $1.0 million payments upon the achievement of certain milestones. Additionally, we will reimburse DexCom up to $1.0 million of its development costs and we are solely responsible for the Company’s development costs. For the year ended December 31, 2012 and nine months ended September 30, 2013, the Company accrued $48,000 and $0, respectively, for DexCom’s development costs associated with the Agreement.

Upon commercialization and as compensation for the non-exclusive license rights, the Company will also pay DexCom a royalty calculated at $100 per integrated system sold.

JDRF Collaboration

In January 2013, the Company entered into a research, development and commercialization agreement (Collaboration Agreement) with JDRF to develop the t:dual Infusion System, a first-of-its-kind, dual-chamber

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

10. Collaborations (continued)

infusion pump for the management of diabetes. According to the terms of the Collaboration Agreement, JDRF will provide research funding of up to $3 million based on the achievement of research and development milestones, not to exceed research costs incurred by the Company. The research and development milestones are anticipated to be reached by September 2015. Payments the Company receives to fund the collaboration efforts under the terms of the Collaboration Agreement will be recorded as restricted cash and current and long term liabilities, and recognized as an offset of research and development expenses straight-line over the remaining months until anticipated completion of the final milestone, only to the extent that the restricted cash is utilized to fund such development activities. As of September 30, 2013, milestone payment achievements totaled $650,000, and research and development costs were offset by $145,000. As of September 30, 2013, the Company received $650,000 from JDRF and has $178,000 classified as restricted cash.

11. Employee Benefits

The Company has a defined contribution 401(k) plan for employees who are at least 21 years of age. Employees are eligible to participate in the plan beginning on the first day of the calendar quarter following their date of hire. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. The Company does not provide a matching contribution program.

12. Commitments and Contingencies

The Company, from time to time, is involved in legal proceedings or regulatory encounters or other matters in the ordinary course of business that could result in unasserted or asserted claims or litigation. At December 31, 2011 and 2012, and for the nine months ended September 30, 2013, there were no matters for which the negative outcome was considered probable or estimable, and, as a result, no amounts have been accrued at either date.

Operating leases

In 2008, the Company entered into a noncancelable operating lease agreement to lease the Company’s corporate headquarters in San Diego, California, through August 2013. Among the provisions of the lease, the monthly rent payments are to increase by a fixed percentage each year. Additionally, under the lease, the Company was allocated a tenant improvement allowance of approximately $1.4 million for non-structural improvements to the building. The incentive was recorded as an increase to both property and equipment and deferred rent and is amortized on a straight-line basis over the life of the lease.

In September 2009, the Company entered into a noncancelable operating lease agreement to expand the Company’s corporate headquarters to an adjacent building, as well as to extend the term of the aforementioned operating lease to co-terminate with the new lease in 2015. Among the provisions of the new lease, the monthly rent payments commenced in April 2010 and increase by a fixed percentage each year on the anniversary of the rent commencement date. Additionally, under the lease, the Company was allocated a tenant improvement allowance of $237,000 as an incentive to move into the facility. The Company recorded this incentive as an increase to both property and equipment and deferred rent. These amounts are being amortized on a straight-line basis over the life of the lease.

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

12. Commitments and Contingencies (continued)

In March 2012, the Company entered into a noncancelable operating lease agreement to increase the square footage of the Company’s corporate headquarters, as well as to consolidate all of the existing operating leases into a single lease agreement. The new agreement extends the term of the lease of all buildings to May 2017. Under the new lease, the monthly rent payments total approximately $135,000, excluding common area maintenance and related charges, and increase by a fixed percentage each year. Additionally, as a lease incentive from the landlord, the Company received a tenant improvement allowances of approximately $2 million for non-structural improvements to the building. The Company recorded this incentive as an increase to both property and equipment and deferred rent and it is amortized on a straightline basis over the life of the lease.

In connection with the lease, the Company entered into a $375,000 unsecured standby letter of credit arrangement with a bank under which the landlord of the building is the beneficiary. The standby letter of credit expires on March 31, 2013, but is automatically extended for additional one-year periods unless notice of nonextension is provided. The final expiration of the standby letter of credit is August 31, 2017. The standby letters of credit previously entered into in connection with the pre-existing leases were canceled in March 2012.

Deferred rent arising from rent escalation provisions and lease incentives totaled $993,000 and $2.8 million at December 31, 2011 and December 31, 2012, respectively and $2.3 million at September 30, 2013. The rent expense for the years ended December 31, 2011 and 2012, totaled $512,000 and $851,000, respectively. The rent expense for the nine months ended September 30, 2012 and 2013 totaled $587,000 and $793,000, respectively.

Future minimum payments under the aforementioned noncancelable operating leases for each of the five succeeding years following December 31, 2012 in thousands are as follows (in thousands):

2013	$1,628
2014	1,644
2015	1,693
2016	1,743
2017	739

$7,447

Purchase Commitment

The Company is a party to various purchase arrangements related to components used in production and research and development activities. As of December 31, 2012, the Company had noncancelable, firm purchase commitments with certain vendors totaling approximately $1.2 million due within one year. There are no material purchase commitments due beyond one year. Purchases under these arrangements were approximately $2.9 million as of December 31, 2012.

13. Subsequent Events (unaudited)

Capital Royalty Term Loan

Under the Term Loan Agreement with Capital Royalty Partners, the Company can elect to draw an additional amount between $8 million and $15 million, at its discretion, upon achievement of a revenue-based

TANDEM DIABETES CARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2013 and thereafter and for the nine months ended September 30, 2013 and 2012 is unaudited)

13. Subsequent Events (unaudited and continued)

milestone. In October 2013, the Company notified Capital Royalty Partners that it achieved the milestone required based on performance through September 30, 2013. Subject to Capital Royalty’s confirmation of this milestone achievement, the Company may elect to draw up to $15 million at a future date.

2013 Stock Option and Incentive Plan

On October 29, 2013, the Company’s board of directors approved the 2013 Stock Incentive Plan (the “2013 Plan”). The 2013 Plan will become effective in connection with this offering. Under the 2013 Plan, the Company may grant stock options, stock appreciation rights, restricted stock and restricted stock units to individuals who are then employees, officers, directors or consultants of the Company. A total of 4,809,000 shares of common stock will be initially reserved for issuance under the 2013 Plan. The board of directors also approved the grant of 2,030,000 options to purchase common stock under the terms of this plan effective upon pricing of this offering.

Employee Stock Purchase Plan

On October 29, 2013, the Company’s board of directors approved the 2013 Employee Stock Purchase Plan (the “ESPP”). The ESPP will become effective in connection with this offering. A total of 556,000 shares of common stock will be initially reserved for issuance under the ESPP.

Preferred Stock Warrants

On October 31, 2013, Delphi Ventures and Affiliated Entities exercised 427,776 outstanding warrants to purchase shares of Series D Preferred Stock at an exercise price of $4.40 per share, resulting in $1.9 million of proceeds to the Company.

Operating Lease

On November 5, 2013, the Company entered into a noncancelable operating lease agreement to further extend the Company’s corporate headquarters to adjacent buildings (the “New Lease”), as well as to extend the term of the existing operating lease to terminate concurrently with the New Lease in 2019. There were no changes to the original lease payment schedule with the exception of extending the term for which the monthly rent would be increased by a fixed percentage each year on the anniversary of the rent commencement date of the New Lease.

Among the provisions of the New Lease, the monthly rent payments will commence on or about June 2014 and increase by a fixed percentage each year on the anniversary of the rent commencement date. As a lease incentive from the landlord, the Company received a tenant improvement allowance of approximately $412,000 for nonstructural improvements to the buildings. The Company also received an additional tenant improvement allowance of $332,000 as an incentive under the existing operating lease.

In connection with the New Lease, the Company entered into an $83,000 unsecured standby letter of credit arrangement with a bank under which the landlord of the building is the beneficiary.

Future minimum payments under both operating leases total $1.6 million, $2.0 million, $2.6 million, $2.8 million, $2.9 million and $4.3 million for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

t:slim® Insulin Pump touch simplicityTM t:slim INSULIN PUMP 24/7 Technical Support 1-877-801-6901 www.tandemdiabetes.com Designed and manufactured in Sandiego, California by Tandem Diabetes Care, Inc. (Actual Size) TANDEM® DIABETES CARE

Until , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

7,143,000 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch Piper Jaffray Deutsche Bank Securities Stifel

, 2013